


07051109

Here & Now

2006 ANNUAL REPORT

ARIS
P.E.
12-31-06
RECD S.E.C.
APR 17 2007
1080

Cluedo
The GAME of LIFE
COLLECT
$2,000,000 SALARY
AS YOU PASS
GO

PROCESSED
APR 23 2007
THOMSON
FINANCIAL



Financial Highlights

(Thousands of Dollars and Shares Except Per Share Data)		2006	2005	2004	2003	2002
For The Year						
Net revenues	$	3,151,481	3,087,627	2,997,510	3,138,657	2,816,230
Operating profit	$	376,363	310,521	293,012	344,616	219,291
Net earnings (loss)	$	230,055	212,075	195,977	157,664	(170,674)
EBITDA						
Earnings before cumulative effect of accounting change	$	230,055	212,075	195,977	175,015	75,058
Interest expense	$	27,521	30,537	31,698	52,462	77,499
Income taxes	$	111,419	98,838	64,111	69,049	29,030
Depreciation and amortization	$	146,707	180,132	146,180	164,123	183,838
EBITDA (1)	$	515,702	521,582	437,966	460,649	365,425
Cash provided by operating activities	$	320,647	496,624	358,506	454,155	473,139
Cash utilized by investing activities	$	83,604	120,671	84,967	64,879	62,314
Weighted average number of common shares outstanding						
Basic		167,100	178,303	176,540	173,748	172,720
Diluted		181,043	197,436	196,048	190,058	185,062
Per Common Share						
Net earnings before cumulative effect of accounting change						
Basic	$	1.38	1.19	1.11	1.01	.43
Diluted	$	1.29	1.09	.96	.94	.43
Cash dividends declared	$	.48	.36	.24	.12	.12
Shareholders' equity	$	9.57	9.69	9.25	8.01	6.88
At Year End						
Shareholders' equity	$	1,537,890	1,723,476	1,639,724	1,405,240	1,191,366
Total assets	$	3,096,905	3,301,143	3,240,660	3,163,376	3,142,881
Long-term debt, including current portions	$	494,917	528,389	626,822	688,204	1,059,115
Debt to capitalization ratio		25%	24%	28%	34%	48%

(1) EBITDA (earnings before interest, taxes, depreciation and amortization) represents net earnings (loss) before cumulative effect of accounting change, excluding interest expense, income taxes, depreciation and amortization. Management believes that EBITDA is one of the appropriate measures for evaluating the operating performance of the Company because it reflects the resources available for strategic opportunities including, among others, to invest in the business, strengthen the balance sheet, and make strategic acquisitions. However, this measure should be considered in addition to, not as a substitute for, or superior to, net earnings or other measures of financial performance prepared in accordance with GAAP as more fully discussed in the Company's financial statements and filings with the SEC. As used herein, "GAAP" refers to accounting principles generally accepted in the United States of America. See Management's Discussion and Analysis of Financial Condition and Results of Operations in the enclosed annual report for a detailed discussion of the Company's business.



The discussion set forth in the following letter to our shareholders and in the annual report that follows it contains forward-looking statements concerning our expectations and beliefs, including, without limitation, expectations regarding our business plans, product introductions, revenues, earnings and uses of funds. See the discussion of uncertainties, risks and assumptions associated with these statements in Item 1A of our enclosed annual report on Form 10-K, under the heading, "Forward-Looking Information and Risk Factors that May Affect Future Results."



To Our Shareholders,



We would like to begin this Shareholder letter by thanking you for the investment you made in Hasbro. Equally important, we want you to know that Hasbro's management team is committed to seeing your investment grow. 2006 was a year of significant achievement for Hasbro, one of the strongest in our Company's history. Not only did we achieve record financial results, we made critical process improvements that will improve our execution in the years ahead. 2006 was particularly rewarding as it not only represented the highest net earnings in our history but was also our 6th consecutive year of earnings per share growth.

Financial Results

In 2006 we delivered:

- Earnings per share growth of 18% to $1.29 per share, compared to $1.09 per share in 2005.
- Worldwide net revenue growth of 2% to $3.2 billion, driven principally by the excellent performance of our core brands. Excluding STAR WARS, revenues grew 11% or $273 million for the year, further proof that our core brand strategy is working.
- Operating profit of $376 million or 11.9% of revenue, the highest operating profit in our history and a 21% improvement compared to $311 million or 10.1% of revenue in 2005.

In recognition of our strong financial performance and our commitment to creating value for our shareholders, the Board of Directors increased the quarterly dividend in February by $0.04 per share to $0.16 per share, the highest quarterly dividend in Hasbro's history. In addition, since June of 2005, we have repurchased 25.2 million shares of common stock, or 14% of our shares outstanding, at a total cost of $504.8 million. As we have delivered on our goals over the years, it is rewarding for us, and surely for you, our shareholders, to see our accomplishments reflected in our share price. At the end of 2006, our share price was $27.25, representing a 34% increase in our stock price from the prior year end. In comparison, it is even more meaningful to go back to 2000. If you had invested $100 in Hasbro stock at the end of 2000, your investment would have been worth $276 at the end of 2006, including reinvestment of dividends and stock price appreciation, far exceeding the performance of the S&P 500 Index and the Russell 1000 Consumer Discretionary Index.





Better Execution

In 2006 we continued to focus on execution. We combined U.S. Toys, Games, Canada and Mexico into one cohesive organization – the North American business unit. This has allowed us to more effectively share best practices and leverage resources and talent across our business. In addition, we are now able to provide even better customer service by combining our U.S. toy and game sales forces and aligning our customer marketing and support services accordingly. Also, in our games business we went from two separate centers of design excellence (U.K. and U.S.) to one coordinated effort that has improved our global design collaboration. Another exciting way that we are improving our execution is "The Way To Play" – our new brand management methodology. "The Way to Play" will enable us to replicate core brand success on a more consistent and global basis. This process will provide our marketing teams with a comprehensive "playbook" of tools and resources based on our own best practices, to help drive our brands going forward.

Innovation



Our strategy is not much different than it has been over the past several years – the key to our success is our continued focus on innovation. Today, Hasbro is arguably the most innovative toy and game company in the industry. We have been committed to bringing to market great products that leverage the latest technologies through our incredible portfolio of brands. In addition, we are creating new categories through innovation inspired by consumer insights with a goal of providing a wide variety of entertainment for the entire family. In 2006, we continued to add to our world-class portfolio of brands with new innovative products in all of our consumer categories. A great example of this was BUTTERSCOTCH MY FURREAL FRIENDS PONY. This addition to our successful FURREAL FRIENDS brand was a breakthrough product that delivered an amazing level of realism in a format that enabled little girls to role-play as if they had a "real" pony. It impressed consumers, retailers and industry veterans alike and was awarded two prestigious T.O.T.Y. (Toy of the Year) Awards by the Toy Industry Association – one for "Best Girl Toy of the Year" and the other for the "Most Innovative Toy of the Year." In 2007, we will build on our expertise in animatronics technology with SQUAWKERS McCAW, the next best thing to having a real parrot. It speaks, responds to touch and even


MONOPOLY
Here & Now
America Has Voted!
A Modern Makeover for Today's Would-Be Billionaires
8+

dances, and was one of the hits of the 2007 American International Toy Fair in New York City. MONOPOLY – HERE & NOW edition was an example of how we contemporize our brands to make them exciting and relevant to consumers today. Developed by our team in the U.K., it is an illustration of how we are collaborating more effectively on a global basis. Initially faced with the design challenge of how we make the U.K. game relevant to U.S. consumers, we introduced a novel concept: let consumers themselves decide! The campaign was an incredible success – consumers cast over three million votes online in the spring of 2006 to determine what locations would appear on the board, and MONOPOLY – HERE & NOW edition sold over 1.1 million units at retail – helping to make MONOPOLY the #1 board game in the U.S. in 2006. More innovation will be coming in 2007 when MONOPOLY – HERE & NOW ELECTRONIC BANKING edition launches in several markets after having a very successful launch in Europe last year. Electronic banking eliminates all cash and replaces this play with credit cards and a central electronic bank that quickly manages all financial transactions. In addition, even our original MONOPOLY game gets a consumer-insight inspired update – speed die! Now, both electronic banking and the regular MONOPOLY game with speed die intensify the play of this great game – playing off a key consumer insight by allowing families everywhere to complete a full game of MONOPOLY even when they don't have a lot of time to play. Today we remain the market leader in tween electronics. In fact, we created the tween electronics category several years ago by being among the first to recognize the significance of this growing segment and by responding rapidly with unique, trendy and cutting-edge products such as HIT CLIPS, VIDEO NOW and I-DOG. In 2007, we are introducing the POWER TOUR Electric Guitar in collaboration with industry powerhouse Gibson Guitars, which enables kids to pick up the guitar very quickly. In addition, we are launching NET JET, an instant online game system just for tweens. Both products leverage two fast growing categories of interest for this critical age group: music and internet game play.


Gibson
TIGER

Core Brand Growth

One of our greatest assets is the strength of our core toy and game brands. We have the best and most beloved brands in the business – brands that are well-known, trusted and valued by millions of consumers worldwide for providing fun, entertaining play experiences for the kid that exists in all of us. Our mission to "Make the World Smile!"


The GAME of
LIFE
TWISTS & TURNS
A THOUSAND WAYS TO LIVE YOUR LIFE! HOW WILL YOU LIVE YOURS?
9+

is built on helping families and loved ones establish deeper connections through the joy of laughter and play. Consumers love board games and our portfolio continues to lead the market as evidenced by our success with the MONOPOLY game. When you play a game, everyone wins! Games have rewards that extend beyond playing time, such as learning, family togetherness, fun, relaxation, and the thrill of winning! They're also a great value and an inexpensive way to entertain the entire family. THE GAME OF LIFE – TWISTS & TURNS is a great example of core brand reinvention. Coming in 2007, it introduces a fun new play pattern that is all about choice, control and consequences as players determine which path in life to take. PLAYSKOOL is another example of our core brand success. With 80 years of brand heritage, PLAYSKOOL has strong associations of trust and quality with moms and dads, leading to an impressive 49% growth in our preschool business in 2006. Several new lines will be arriving on shelves in 2007, including DREAMTOWN, an enchanting system of role-play environments and accessories. Over the last several years, we have been focused on growing our girls' business, and we have established a strong strategic presence in this category by reintroducing some of our most successful brands like MY LITTLE PONY. Originally introduced in 1982, MY LITTLE PONY continues to do well today. LITTLEST PET SHOP, first unveiled in 1993 and re-imagined in 2005, was one of the hottest properties of 2006 and grew on a dollar basis more than any other girls' brand in the industry, according to NPD marketing data. BABY ALIVE, another great classic from the '70s, also came back in 2006 – proving the relevance and staying power of this brand. Part of our strategy is to take a more holistic approach to our brands, while creating the most effective and appropriate brand experience for our consumers. Our approach to growing the TRANSFORMERS brand is an excellent example of this. The highly-anticipated release of the new live-action TRANSFORMERS film from DreamWorks Pictures and Paramount Pictures will help drive our franchise to new levels. Our great toy and game product line goes on sale June 2nd, and we have also partnered with over 200 licensees worldwide to bring consumers everything from video games to school supplies, sneakers and apparel.









Strategic Licenses

Being opportunistic and leveraging the "right" licenses have also contributed to our success during the past several years and will be a key focus going forward. STAR WARS and MARVEL are two of our best examples. STAR WARS was the #1 property in the boys' business for the second year running and continues to demonstrate its long term viability. Revenue for the entire STAR WARS line was $285 million in 2006, compared to $494 million in 2005, showing that an entertainment brand layered with new innovation can perform significantly in a year following the movie. We expect STAR WARS to continue to make a meaningful contribution to our overall performance in the years ahead, as the brand is scheduled to appear on major network television in 2008 via an all-new animated series and in 2009 as a live-action series. We also expect our multi-year license with Marvel to contribute to our leadership in the boys' category with properties such as GHOST RIDER, SPIDER-MAN and FANTASTIC FOUR, all supported by major motion pictures in 2007, and movies for THE INCREDIBLE HULK and IRON MAN in 2008. Importantly, we see a significant opportunity in tapping the underleveraged SPIDER-MAN collector business with an aggressive program using the Marvel ORIGINS brand.


GOBLIN
STOPPING
WEB!
PETER PARKER


"Wake Up"
tooth
tunes

Stretching Our Boundaries

We are constantly looking for ways to grow our business and enter new categories and markets by stretching the boundaries beyond what we know as traditional toys and games. Some recent examples highlighting our efforts include growth in emerging markets, TOOTH TUNES and digital gaming. Today, our emerging markets business represents a relatively small portion of our revenue base which means we have a significant growth opportunity in the years ahead. Initially, we would expect our expansion to be more focused in countries like Brazil, Argentina, India, China, Poland, Hungary and the Czech Republic and follow very closely the expansion plans of our global partners including Wal-Mart, Toys "R" Us, Carrefour, Metro and Tesco. TOOTH TUNES is a musical toothbrush that encourages kids to brush for the full two minutes (dentist recommended) while enjoying their favorite music – in their head! TOOTH TUNES has enabled us to expand beyond the traditional toy and game aisles at retail and is being hailed by dentists as one of the best innovations in oral care in recent years. Today there is a huge opportunity in the rapidly growing mobile and on-line casual gaming market. We believe our game and toy properties have the potential to be killer applications in the casual gaming market, and we are investigating many potential opportunities in this arena.

Charitable Giving

As a result of our success, we have been able to continue to give back to the community in a meaningful way. The Hasbro Children's Fund, which handles our global, national and local grant making, selected a number of key philanthropic partners, establishing three-year relationships that will allow us to make an even greater impact helping those who are less fortunate. Our partners include World Vision, Operation Smile, Give Kids the World, America's Second Harvest, Teammates 4 Kids, Starlight Starbright, Angel Flight, Dunn Institute, Boundless Playgrounds, Big Apple Circus, Toys For Tots, Fisher House, Hasbro Children's Hospital and Hole in the Wall Gang Camps. With these new relationships established, we are proud to report that in 2006, the Hasbro Children's Fund helped nearly six million children through charitable grants, product donations, and our Team Hasbro employee volunteer program.

Moving Forward

2006 was a very good year for Hasbro and we're excited about the opportunities that lie ahead in 2007 and beyond. Creating value for our shareholders remains our number one priority. To deliver on this goal, we will continue to focus on our execution and innovation, while at the same time exploring new ways to extend and expand the marketplace we serve. We are very proud of what we have been able to accomplish this past year. We appreciate your support and the hard work of all of our global employees and look forward to many more years of continued success.

Sincerely,



Alfred J. Verrecchia
President and Chief Executive Officer



Alan G. Hassenfeld
Chairman of the Board


MONOPOLY
$5M
$500K
$500,000
$5,000,000


LAX
LOS ANGELES


INTERNET SERVICE PROVIDER


1935 2005
CHARLES B DARROW
PARKER

Board of Directors

Alan G. Hassenfeld
Chairman of the Board

Alfred J. Verrecchia
President and
Chief Executive Officer

Basil L. Anderson
Retired Vice Chairman
Staples, Inc.

Alan R. Batkin
Vice Chairman
Eton Park Capital Management, L.P.

Frank J. Biondi, Jr.
Senior Managing Director
WaterView Advisors LLC

Jack M. Connors Jr.
Chairman Emeritus
Hill, Holliday, Connors, Cosmopulos, Inc.

Michael W. O. Garrett
Retired Executive Vice President
Nestle S. A.

E. Gordon Gee
Chancellor
Vanderbilt University

Jack M. Greenberg
Chairman
The Western Union Company

Claudine B. Malone
President and Chief Executive Officer
Financial and Management Consulting, Inc.

Edward M. Philip
Managing General Partner
Highland Consumer Fund

Paula Stern
Chairwoman
The Stern Group, Inc.

Executive Officers

Alfred J. Verrecchia
President and
Chief Executive Officer

Brian Goldner
Chief Operating Officer

David D. R. Hargreaves
Executive Vice President,
Finance and Global Operations
and Chief Financial Officer

Frank P. Bifulco, Jr.
President,
North American Sales

Barry Nagler
Senior Vice President,
General Counsel and Secretary

Deborah Thomas Slater
Senior Vice President
and Controller

Martin R. Trueb
Senior Vice President
and Treasurer

5-Year Total Shareholder Return

Hasbro vs. S&P 500 and Russell 1000 Consumer Discretionary Economic Sector

The following graph tracks an assumed investment of $100 at the end of 2001 in the Company's Common Stock, the S&P 500 Index and the Russell 1000 Consumer Discretionary Economic Sector, assuming full reinvestment of dividends and no payment of brokerage or other commissions or fees. Past performance of the Company's Common Stock is not necessarily indicative of future performance.



$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
2001
2002
2003
2004
2005
2006
$176
$131
$129
$134
$120
$117
$123
$101
$115
$113
$110
$77
$76
$98
$68
Hasbro
S&P 500
Russell 1000 Consumer Discretionary Economic Sector

	2001	2002	2003	2004	2005	2006
Hasbro	$100	$68	$131	$120	$129	$176
S&P 500 Index	$100	$77	$98	$110	$117	$134
Russell 1000 Consumer Discretionary Economic Sector	$100	$76	$101	$115	$113	$123

SOURCE: Bloomberg
NOTES: Russell 1000 Consumer Discretionary index data reflects calendar year end whereas Hasbro and S&P data reflects Hasbro's fiscal year end.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

Commission file number 1-6682

Hasbro, Inc.
(Exact Name of Registrant, As Specified in its Charter)

Rhode Island *(State of Incorporation)*	**05-0155090** *(I.R.S. Employer Identification No.)*
1027 Newport Avenue, Pawtucket, Rhode Island *(Address of Principal Executive Offices)*	**02862** *(Zip Code)*

Registrant's telephone number, including area code (401) 431-8697

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock	New York Stock Exchange
Preference Share Purchase Rights	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ or No ☐.

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ or No ☑.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ or No ☐.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one:)
Large accelerated filer ☑ Accelerated filer ☐ Non-Accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ or No ☑.

The aggregate market value on June 30, 2006 (the last business day of the Company's most recently completed second quarter) of the voting common stock held by non-affiliates of the registrant, computed by reference to the closing price of the stock, was approximately $2,695,875,000. The registrant does not have non-voting common stock outstanding.

The number of shares of common stock outstanding as of February 8, 2007 was 160,857,841.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of our definitive proxy statement for our 2007 Annual Meeting of Shareholders are incorporated by reference into Part III of this Report.

PART I

Item 1. *Business*

General Development and Description of Business and Business Segments

Except as expressly indicated or unless the context otherwise requires, as used herein, "Hasbro", the "Company", "we", or "us", means Hasbro, Inc., a Rhode Island corporation organized on January 8, 1926, and its subsidiaries. Unless otherwise specifically indicated, all dollar or share amounts herein are expressed in thousands of dollars or shares, except for per share amounts.

Overview

We are a worldwide leader in children's and family leisure time and entertainment products and services, including the design, manufacture and marketing of games and toys. Both internationally and in the U.S., our widely recognized core brands such as PLAYSKOOL, TONKA, SUPER SOAKER, MILTON BRADLEY, PARKER BROTHERS, TIGER, and WIZARDS OF THE COAST provide what we believe are the highest quality play experiences in the world. Our offerings encompass a broad variety of games, including traditional board, card, hand-held electronic, trading card, roleplaying, plug and play and DVD games, as well as electronic learning aids and puzzles. Toy offerings include boys' action figures, vehicles and playsets, girls' toys, electronic toys, plush products, preschool toys and infant products, children's consumer electronics, electronic interactive products, creative play and toy related specialty products. In addition, we license certain of our trademarks, characters and other property rights to third parties for use in connection with consumer promotions and for the sale of noncompeting toys and games and non-toy products.

Organizationally, our principal segments are North America and International. Both of these segments engage in the development, marketing and selling of various toy and game products as listed above. Our North American segment covers the United States, Canada and Mexico while the International segment primarily includes Europe, the Asia Pacific region and Latin and South America. Financial information with respect to our segments and geographic areas is included in note 15 to our financial statements, which are included in Item 8 of this Form 10-K.

In addition, the Hasbro Products Group outlicenses our intellectual property to third parties on a worldwide basis and the Global Operations segment is responsible for arranging product manufacturing and sourcing for the North American and International segments.

North America

The North American segment's strategy in 2006 continued to be based on growing core brands through innovation and reinvention, introducing new initiatives driven by consumer and marketplace insights and leveraging opportunistic toy and game lines and licenses. In recent years, a major source of innovation has been the incorporation of greater technology into our products. The use of technology has increased our ability to develop products that appeal to older children who have been shifting from traditional toys and games to consumer electronic products, such as MP3 players, cell phones and other entertainment and lifestyle products. In addition, we seek to grow our business and maintain our brands by refreshing and reintroducing products from our vast portfolio which have been out of the market for extended periods of time. Recent successful reintroductions of products include BABY ALIVE in 2006, LITTLEST PET SHOP in 2005 and MY LITTLE PONY in 2003. Major 2006 brands and products included STAR WARS, PLAYSKOOL, LITTLEST PET SHOP, NERF, MAGIC: THE GATHERING, PLAY-DOH, TRANSFORMERS and MONOPOLY. In the North American segment, our products are organized into the following categories: (i) games and puzzles; (ii) boys' toys; (iii) girls' toys; (iv) preschool toys; (v) tween toys; and (vi) other.

Our games and puzzles category includes several well known brands, including MILTON BRADLEY, PARKER BROTHERS, TIGER GAMES, AVALON HILL, and WIZARDS OF THE COAST. The MILTON BRADLEY, PARKER BROTHERS, TIGER GAMES and AVALON HILL brand portfolios consist of a broad assortment of games for children, tweens, families and adults. Core game brands include MONOPOLY,

BATTLESHIP, GAME OF LIFE, SCRABBLE, CHUTES AND LADDERS, CANDY LAND, TROUBLE, MOUSETRAP, OPERATION, HUNGRY HUNGRY HIPPOS, CONNECT FOUR, TWISTER, YAHTZEE, JENGA, SIMON, CLUE, SORRY!, RISK, BOGGLE, and TRIVIAL PURSUIT, as well as a line of jigsaw puzzles for children and adults, including BIG BEN and CROXLEY, as well as the PUZZ-3D line. WIZARDS OF THE COAST offers a variety of successful trading card and roleplaying games, including MAGIC: THE GATHERING and DUNGEONS & DRAGONS. We seek to keep our core brands relevant through sustained marketing programs as well as by offering consumers new ways to experience them. In 2006, the Company introduced MONOPOLY HERE & NOW, a modernized version of MONOPOLY that reflects contemporary culture and landmarks. In 2007 we plan to continue this reinvention of MONOPOLY through the introduction of several new related products including MONOPOLY TROPICAL TYCOON DVD game and the MONOPOLY HERE & NOW electronic banking game. Other core brand extensions expected for 2007 include a new version of the GAME OF LIFE, TWISTS AND TURNS, as well as a new version of the OPERATION game, OPERATION RESCUE KIT. In addition to our core brands strategy, we seek to develop new game concepts, such as the 2006 introduction of COSMIC CATCH. In 2007, the Company plans to introduce a new line of brain training games, which will include hand held electronics, card games, plug and play games and pocket-sized games. In addition to more traditional game play, in the tween category, we plan to introduce NET JET, a digital internet game system.

Our boys' toys include a wide range of core properties such as G.I. JOE and TRANSFORMERS action figures as well as entertainment-based licensed products based on popular movie and television characters, such as STAR WARS and MARVEL toys and accessories. The boys' toys category is increasingly competing with video games as boys become more sophisticated in their evaluation of entertainment. In the action figure area, a key part of our strategy focuses on the importance of reinforcing the storyline associated with these products through the use of media-based entertainment. In 2007, the Company expects to have significant sales of MARVEL and TRANSFORMERS products due to the anticipated major motion picture releases of SPIDER-MAN 3 in May of 2007 and TRANSFORMERS in July of 2007. There are two other MARVEL motion picture releases scheduled in 2007, GHOST RIDER and FANTASTIC FOUR: THE RISE OF THE SILVER SURFER for which the Company will be offering products in 2007. In addition to marketing and developing action figures for traditional play, the Company also develops and markets products designed for collectors, which was a key component of the success of the STAR WARS brand in 2006. In 2007, in addition to toys designed around the MARVEL and TRANSFORMERS motion picture releases, the Company will offer products such as the MARVEL ORIGINS product line, designed for the collector market.

In our girls' toys category, we seek to provide a traditional and wholesome play experience. Girls' toys include the MY LITTLE PONY, LITTLEST PET SHOP, FUR REAL FRIENDS and BABY ALIVE brands as well as the EASY BAKE oven. In 2007, we will seek to continue the growth of the MY LITTLE PONY and LITTLEST PET SHOP brands though innovative new lines, such as the PONYVILLE line and the TEENIEST TINIEST PET line. The FUR REAL FRIENDS line combines plush toys with electronic innovation to provide an interactive play experience.

Our preschool toys category encompasses a range of products for preschoolers in the various stages of development, from infant to kindergarteners. Our preschool products include a portfolio of core brands marketed primarily under the PLAYSKOOL trademark. The PLAYSKOOL line includes such well-known products as MR. POTATO HEAD, WEEBLES, SIT 'N SPIN and GLOWORM, along with a successful line of infant toys including STEP START WALK 'N RIDE, 2-IN-1 TUMMY TIME GYM and BUSY BALL POPPER. In addition, starting in 2007, the PLAYSKOOL line will also include the TONKA line of trucks and interactive toys and the PLAY-DOH brand. Through our AGES & STAGES system, we seek to provide consumer friendly information that assists parents in understanding the developmental milestones their children will encounter as well as the role each PLAYSKOOL product can play in helping children to achieve these developmental milestones. In 2007, the Company plans to introduce the MADE FOR ME toy and gear line that will allow parents to customize activities and features to suit a child's developmental needs. Our preschool toys focus on encouraging children to get active through the PLAYSKOOL KID MOTION line of indoor and outdoor toys as well as seek to promote the use of the child's imagination through products such as the PLAY-DOH line of playsets and products such as DREAMTOWN, a system of role play environments and accessories. In 2007, we plan to continue to increase the visibility of our PLAYSKOOL brand through an agreement with the CVS/pharmacy retail chain whereby PLAYSKOOL will serve as the private label brand for CVS' baby care products.

Our tweens toys category generally markets products under the TIGER ELECTRONICS and NERF brands and seeks to target those children who have outgrown traditional toys. The age group targeted by this category is generally 8 to 12 years old. In recent years, we have used our consumer insights and electronic innovation to develop a strong line of products focusing on this target audience. Our major tweens toys product lines in 2006 included I-DOG and NERF. As demonstrated through our I-DOG product, an interactive pet that acts as an accessory to an MP3 player, we seek to draw on the popularity of electronic trends in our tween product offerings. In 2007, we will seek to leverage the interest of this age group in music and musical instruments through the introduction of the POWER TOUR GUITAR product.

International

In addition to our business in the United States, Mexico and Canada, in 2006 we operated in more than 20 other countries, selling a representative range of the toy and game products marketed in North America, together with some items that are sold only internationally. The major geographic regions included in the International segment are Europe, Asia Pacific, South America and Latin America, excluding Mexico. In addition to growing core brands and leveraging opportunistic toy lines and licenses, we seek to grow our international business by continuing to expand into Eastern Europe and emerging markets in Asia and Latin and South America. Key international brands for 2006 included MONOPOLY, MY LITTLE PONY, PLAYSKOOL, STAR WARS, and LITTLEST PET SHOP.

Other Segments

In our Global Operations segment, we manufacture and source production of substantially all of our toy and game products. The Company operates manufacturing facilities in East Longmeadow, Massachusetts and Waterford, Ireland. Sourcing of our other production is done through unrelated manufacturers in various Far East countries, principally China, using a Hong Kong based subsidiary for quality control and order coordination purposes. See "Manufacturing and Importing" below for more details concerning overseas manufacturing.

Through our other segment, the Hasbro Products Group, we generate revenue through the out-licensing worldwide of certain of our intellectual properties to third parties for promotional and merchandising uses in businesses which do not compete directly with our own product offerings.

Other Information

To further extend our range of products in the various segments of our business, we sell our toy and game products directly to retailers, primarily on a direct import basis from the Far East. These sales are reflected in the revenue of the related segment where the customer resides.

Certain of our products are licensed to other companies for sale in selected countries where we do not otherwise have a direct business presence.

No individual line of products accounted for 10% or more of our consolidated net revenues during our 2006 or 2004 fiscal years. During the 2005 fiscal year, revenues generated from the sale of STAR WARS products produced under our license with Lucas Licensing and Lucasfilm were approximately $494,000, which was 16% of our consolidated net revenues in 2005. No other line of products constituted 10% or more of our consolidated net revenues in 2005.

Working Capital Requirements

Our working capital needs are primarily financed through cash generated from operations and, when necessary, short-term borrowings and proceeds from our accounts receivable securitization program. Our borrowings and the use of our accounts receivable program generally reach peak levels during the fourth quarter of each year. This corresponds to the time of year when our receivables also generally reach peak levels as part of the production and shipment of product in preparation for the holiday shipping season. The strategy of retailers has been to make a higher percentage of their purchases of toy and game products within or close to the fourth quarter holiday consumer buying season, which includes Christmas. We expect this trend will continue. Our historical revenue pattern is one in which the second half of the year is more significant to our overall business than the first half and, within the second half of the year, the fourth quarter is more prominent. In 2006, the second half of the year accounted for approximately 68% of full year revenues with the third and fourth quarters accounting for 33% and 35% of full year revenues, respectively. In years where the Company has products tied to a major motion picture release, such as in 2005 with the mid-year release of STAR WARS III: REVENGE OF THE SITH, this concentration is not as pronounced due to the higher level of sales that occur around the time of the motion picture theatrical release. In 2007 the Company has products tied to two anticipated major motion picture releases, SPIDER-MAN 3, expected to be released in May of 2007, and TRANSFORMERS, which is expected to be released in July of 2007.

The toy and game business is also characterized by customer order patterns which vary from year to year largely because of differences each year in the degree of consumer acceptance of product lines, product availability, marketing strategies and inventory policies of retailers, the dates of theatrical releases of major motion pictures for which we have product licenses, and changes in overall economic conditions. As a result, comparisons of our unshipped orders on any date with those at the same date in a prior year are not necessarily indicative of our sales for that year. Moreover, quick response inventory management practices now being used result in fewer orders being placed significantly in advance of shipment with more orders being placed for immediate delivery. Unshipped orders at January 28, 2007 and January 29, 2006 were approximately $192,000 and $123,000, respectively. It is a general industry practice that orders are subject to amendment or cancellation by customers prior to shipment. The backlog of unshipped orders at any date in a given year can also be affected by programs that we may employ to incent customers to place orders and accept shipments early in the year. This method is a general industry practice. The programs that we plan to employ to promote sales in 2007 are substantially the same as those we employed in 2006.

Historically, we commit to the majority of our inventory production and advertising and marketing expenditures for a given year prior to the peak third and fourth quarter retail selling season. Our accounts receivable increase during the third and fourth quarter as customers increase their purchases to meet expected consumer demand in the holiday season. Due to the concentrated timeframe of this selling period, payments for these accounts receivable are generally not due until later in the fourth quarter or early in the first quarter of the subsequent year. The timing difference between expenses paid and revenues collected sometimes makes it necessary for us to borrow varying amounts during the year. During 2006 and 2005, we utilized cash from our operations, proceeds from our accounts receivable securitization program, borrowing under our revolving credit agreement as well as our uncommitted lines of credit to meet our cash flow requirements.

Royalties, Research and Development

Our success is dependent on innovation through the continuing development of new products and the redesign of existing products for continued market acceptance. In 2006, 2005, and 2004, we spent $171,358, $150,586, and $157,162, respectively, on activities relating to the development, design and engineering of new products and their packaging (including products brought to us by independent designers) and on the improvement or modification of ongoing products. Much of this work is performed by our internal staff of designers, artists, model makers and engineers.

In addition to the design and development work performed by our own staff, we deal with a number of independent toy and game designers for whose designs and ideas we compete with other toy and game manufacturers. Rights to such designs and ideas, when acquired by us, are usually exclusive and the agreements require us to pay the designer a royalty on our net sales of the item. These designer royalty agreements, in some cases, also provide for advance royalties and minimum guarantees.

We also produce a number of toys under trademarks and copyrights utilizing the names or likenesses of characters from movies, television shows and other entertainment media, for whose rights we compete with other toy and game manufacturers. Licensing fees for these rights are generally paid as a royalty on our net sales of the item. Licenses for the use of characters are generally exclusive for specific products or product lines in specified territories. In many instances, advance royalties and minimum guarantees are required by these license agreements. In 2006, 2005, and 2004, we incurred $169,731, $247,283, and $223,193, respectively, of royalty expense. A portion of this expense relates to amounts paid in prior years as royalty advances. Our royalty expenses in any given year vary depending upon the timing of movie releases and other entertainment. In 2005, royalty expense increased due to the release of STAR WARS EPISODE III: REVENGE OF THE SITH, and the corresponding increase of our sales of STAR WARS licensed products. In 2007, the Company has licensed products tied to anticipated MARVEL major motion picture releases, including SPIDER-MAN 3 in May of 2007 as well as FANTASTIC FOUR: THE RISE OF THE SILVER SURFER and GHOSTRIDER. We will also incur royalties on products based on the theatrical release of TRANSFORMERS in July of 2007. As such, we expect higher royalty expense in 2007 then was incurred in 2006.

We have $116,792 of prepaid royalties, which are a component of prepaid expenses and other current assets on our balance sheet. Included in other assets is $64,769 representing the long-term portion of royalty advances already paid. As further detailed in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, based on contracts in effect at December 31, 2006, the Company may be required to pay approximately $164,780 of minimum guaranteed royalties at various times from 2007 through 2011. Amounts paid and advances to be paid relate to anticipated revenues from licensed properties to be sold in the years 2007 through 2018.

Marketing and Sales

Our products are sold nationally and internationally to a broad spectrum of customers, including wholesalers, distributors, chain stores, discount stores, mail order houses, catalog stores, department stores and other traditional retailers, large and small, as well as internet-based "e-tailers." Our own sales forces account for the majority of sales of our products. Remaining sales are generated by independent distributors who sell our products, for the most part, in areas of the world where we do not otherwise maintain a direct presence. Although we had more than 2,500 customers in the United States and Canada during 2006, including specialty retailers carrying trading card games and toy-related products, there has been significant consolidation at the retail level over the last several years in our industry, which we expect to continue. As a result, the majority of our sales are to large chain stores, distributors and wholesalers. While the consolidation of customers provides us with certain benefits, such as potentially more efficient product distribution and other decreased costs of sales and distribution, this consolidation also creates additional risks to our business associated with a major customer having financial difficulties or reducing its business with us. In addition, customer concentration may decrease the prices we are able to obtain for some of our products and reduce the number of products we would otherwise be able to bring to market. During 2006, sales to our three largest customers, Wal-Mart Stores, Inc., Target Corporation and Toys 'R Us, Inc., represented 24%, 13% and 11%, respectively, of consolidated net revenues, and sales to our top five customers accounted for approximately 53% of our consolidated net revenues. During 2006, 90% of the net revenues from our top 5 customers related to the North American segment.

We advertise many of our toy and game products extensively on television. Generally our advertising highlights selected items in our various product groups in a manner designed to promote the sale of not only the selected item, but also other items we offer in those product groups as well. We introduce many of our new products to major customers during the year prior to the year of introduction of such products for retail sale. In addition, we showcase many of our new products at international toy fairs held early in the fiscal year in Hong Kong, London, Nuremberg, and New York City.

In 2006 we spent $368,996 on advertising, promotion and marketing programs compared to $366,371 in 2005 and $387,523 in 2004.

Manufacturing and Importing

During 2006 substantially all of our products were manufactured in third party facilities in the Far East, primarily China, as well as in our two owned facilities located in East Longmeadow, Massachusetts and Waterford, Ireland.

Most of our products are manufactured from basic raw materials such as plastic, paper and cardboard, although certain products also make use of electronic components. All of these materials are readily available but may be subject to significant fluctuations in price. We generally enter into agreements with suppliers at the beginning of a fiscal year that establish prices for that year. For this reason, we are generally insulated, in the short-term, from increases in the prices of raw materials. However, severe increases in the prices of any of these materials may require renegotiation with our suppliers during the year. Our manufacturing processes and those of our vendors include injection molding, blow molding, spray painting, printing, box making and assembly. We purchase most of the components and accessories used in our toys and certain of the components used in our games, as well as some finished items, from manufacturers in the United States and in other countries. However, the countries of the Far East, and particularly the People's Republic of China, constitute the largest manufacturing center of toys in the world and the substantial majority of our toy products are manufactured in China.

We believe that the manufacturing capacity of our third party manufacturers, together with our own facilities, as well as the supply of components, accessories and completed products which we purchase from unaffiliated manufacturers, are adequate to meet the anticipated demand in 2007 for our products. Our reliance on designated external sources of manufacturing could be shifted, over a period of time, to alternative sources of supply for our products, should such changes be necessary or desirable. However, if we were to be prevented from obtaining products from a substantial number of our current Far East suppliers due to political, labor or other factors beyond our control, our operations and our ability to obtain products would be disrupted while alternative sources of product were secured. The imposition of trade sanctions by the United States or the European Union against a class of products imported by us from, or the loss of "normal trade relations" status by, the People's Republic of China could significantly disrupt our operations and increase the cost of our products imported into the United States or Europe.

We purchase dies and molds, principally from independent United States and international sources.

Competition

We are a worldwide leader in the design, manufacture and marketing of games and toys, but our business is highly competitive. We compete with several large toy and game companies in our product categories, as well as many smaller United States and international toy and game designers, manufacturers and marketers. Competition is based primarily on meeting consumer entertainment preferences and on the quality and play value of our products. To a lesser extent, competition is also based on product pricing.

In addition to contending with competition from other toy and game companies, in our business we must deal with the phenomena that many children have been moving away from traditional toys and games at a younger age. We refer to this as "children getting older younger." As a result, our products not only compete with the offerings of other toy and game manufacturers, but we must compete, particularly in meeting the demands of older children, with the entertainment offerings of many other companies, such as makers of video games and consumer electronic products.

The volatility in consumer preferences with respect to family entertainment and low barriers to entry continually create new opportunities for existing competitors and start-ups to develop products which compete with our toy and game offerings.

Employees

At December 31, 2006, we employed approximately 5,800 persons worldwide, approximately 3,200 of whom were located in the United States.

Trademarks, Copyrights and Patents

We seek to protect our products, for the most part, and in as many countries as practical, through registered trademarks, copyrights and patents to the extent that such protection is available, cost effective, and meaningful. The loss of such rights concerning any particular product is unlikely to result in significant harm to our business, although the loss of such protection for a number of significant items might have such an effect.

Government Regulation

Our toy and game products sold in the United States are subject to the provisions of The Consumer Product Safety Act (the "CPSA"), The Federal Hazardous Substances Act (the "FHSA"), The Flammable Fabrics Act (the "FFA"), and the regulations promulgated thereunder. In addition, certain of our products, such as the mixes for our EASY BAKE ovens, are also subject to regulation by the Food and Drug Administration.

The CPSA empowers the Consumer Product Safety Commission (the "CPSC") to take action against hazards presented by consumer products, including the formulation and implementation of regulations and uniform safety standards. The CPSC has the authority to seek to declare a product "a banned hazardous substance" under the CPSA and to ban it from commerce. The CPSC can file an action to seize and condemn an "imminently hazardous consumer product" under the CPSA and may also order equitable remedies such as recall, replacement, repair or refund for the product. The FHSA provides for the repurchase by the manufacturer of articles that are banned.

Consumer product safety laws also exist in some states and cities within the United States and in Canada, Australia and Europe. We maintain laboratories that employ testing and other procedures intended to maintain compliance with the CPSA, the FHSA, the FFA, international standards, and our own standards. Notwithstanding the foregoing, there can be no assurance that our products are or will be hazard free. Any material product recall could have an adverse effect on our results of operations or financial condition, depending on the product and scope of the recall, and could negatively affect sales of our other products, as well.

The Children's Television Act of 1990 and the rules promulgated thereunder by the United States Federal Communications Commission, as well as the laws of certain foreign countries, place limitations on television commercials during children's programming.

We maintain programs to comply with various United States federal, state, local and international requirements relating to the environment, plant safety and other matters.

Financial Information About International and United States Operations and Export Sales

The information required by this item is included in note 15 of the Notes to Consolidated Financial Statements included in Item 8 of Part II of this report and is incorporated herein by reference.

Availability of Information

Our internet address is http://www.hasbro.com. We make our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, available free of charge on or through our website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission.

Item 1A. *Risk Factors*

Forward-Looking Information and Risk Factors That May Affect Future Results

From time to time, including in this Annual Report on Form 10-K and in our annual report to shareholders, we publish "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These "forward-looking statements" may relate to such matters as our anticipated financial performance or business prospects in future periods, expected technological developments, the expected timing of new product introductions or our expectations concerning the future acceptance of products by customers, the timing of entertainment releases, marketing and promotional efforts, research and development activities, liquidity, and similar matters. Forward-looking statements are inherently subject to risks and uncertainties. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. These statements may be identified by the use of forward-looking words or phrases such as "anticipate," "believe," "could," "expect," "intend," "looking forward," "may," "planned," "potential," "should," "will" and "would" or any variations of words with similar meanings. We note that a variety of factors could cause our actual results and experience to differ materially from the anticipated results or other expectations expressed or anticipated in our forward-looking statements. The factors listed below are illustrative and other risks and uncertainties may arise as are or may be detailed from time to time in our public announcements and our filings with the Securities and Exchange Commission, such as on Forms 8-K, 10-Q and 10-K. We undertake no obligation to make any revisions to the forward-looking statements contained in this Annual Report on Form 10-K or in our annual report to shareholders to reflect events or circumstances occurring after the date of the filing of this report. Unless otherwise specifically indicated, all dollar or share amounts herein are expressed in thousands of dollars or shares, except for per share amounts.

Volatility of consumer preferences, combined with the high level of competition and low barriers to entry in the family entertainment industry make it difficult to maintain the success of existing product lines or consistently introduce successful new products. In addition, an inability to develop and introduce planned new products and product lines in a timely and cost-effective manner may damage our business.

The family entertainment business is a fashion industry. Our success is critically dependent upon the consumer appeal of our products, principally games and toys. Our failure to successfully anticipate, identify and react to children's interests and the current preferences in family entertainment could significantly lower sales of our products and harm our profitability.

A decline in the popularity of our existing products and product lines, or the failure of our new products and product lines to achieve and sustain market acceptance with retailers and consumers, could significantly lower our sales and operating margins, which would in turn harm our profitability, business and financial condition. In our industry, it is important to identify and offer what are considered to be the "hot" toys and games on children's "wish lists". Our continued success will depend on our ability to develop, market and sell popular toys, games and children's electronic products which are sought after by both children and their parents. We seek to achieve and maintain market popularity for our products through the redesign and extension of our existing family entertainment properties in ways we believe will capture evolving consumer interest and imagination and remain relevant in today's world, and by developing, introducing and gaining customer interest for new family entertainment products. This process involves anticipating and extending successful play patterns and identifying entertainment concepts and properties that appeal to children's imaginations. However, consumer preferences with respect to family entertainment are continuously changing and are difficult to anticipate. Evolving consumer tastes, coupled with an ever changing pipeline of entertainment properties and products which compete for consumer interest and acceptance, creates an environment in which products can be extremely popular during a certain period in time but then rapidly be replaced in consumer's minds with other properties. As a result, individual family entertainment products and properties generally, and high technology products in particular, often have short consumer life cycles.

Not only must we address rapidly changing consumer tastes and interests but we face competitors who are also constantly monitoring consumer tastes, seeking ideas which will appeal to consumers and introducing new products that compete with our products for consumer purchasing. In addition to existing competitors, the barriers to entry for new participants in the family entertainment industry are low. New participants with a popular product idea or property can gain access to consumers and become a significant source of competition for our products. In some cases our competitors' products may achieve greater market acceptance than our products and potentially reduce demand for our products.

The challenge of developing and offering products that are sought after by children is compounded by the trend of children "getting older younger". By this we mean that children are losing interest in traditional toys at younger ages and, as a result, at younger and younger ages, our products compete with the offerings of video game suppliers, consumer electronics companies and other businesses outside of the traditional toy and game industry.

In addition to designing and developing products based on our own brands, we seek to fulfill consumer preferences and interests by producing products based on popular entertainment properties developed by other parties and licensed to us. The success of entertainment properties released theatrically for which we have a license, such as MARVEL or STAR WARS related products, can significantly affect our revenues. If we produce a line of products based on a movie or television series, the success of the movie or series has a critical impact on the level of consumer interest in the associated products we are offering. In addition, competition in our industry for access to entertainment properties can lessen our ability to secure, maintain, and renew popular licenses to entertainment products on beneficial terms, if at all, and to attract and retain the talented employees necessary to design, develop and market successful products based on these properties. The loss of ownership rights granted pursuant to any of our licensing agreements could harm our business and competitive position.

There is no guarantee that:

- Any of our current products or product lines will continue to be popular;
- Any property for which we have a significant license will achieve or sustain popularity;
- Any new products or product lines we introduce will be considered interesting to consumers and achieve an adequate market acceptance;
- Any new product's life cycle will be sufficient to permit us to profitably recover development, manufacturing, marketing, royalties (including royalty advances and guarantees) and other costs of producing and selling the product; or
- We will be able to manufacture, source and ship new or continuing products in a timely and cost-effective basis to meet constantly changing consumer demands, a risk that is heightened by our customers' compressed shipping schedules and the seasonality of our business.

In developing new products and product lines, we have anticipated dates for the associated product introductions. When we state that we will introduce, or anticipate introducing, a particular product or product line at a certain time in the future those expectations are based on completing the associated development and implementation work in accordance with our currently anticipated development schedule. Unforeseen delays or difficulties in the development process, or significant increases in the planned cost of development, may cause the introduction date for products to be later than anticipated or, in some situations, may cause a product introduction to be discontinued. Similarly, the success of our products is often dependent on the timelines and effectiveness of related advertising and media efforts. Television programming, movie and DVD releases, comic book releases, and other media efforts are often critical in generating interest in our products. Not only our efforts, but the efforts of third parties, heavily impact the launch dates and success of these media efforts. When we say that products or brands will be supported by certain media releases, those statements are based on our current plans and expectations. Unforeseen factors may delay these media releases or even lead to their cancellation. Any delay or cancellation of planned product development work, introductions, or media support may decrease the number of products we sell and harm our business.

Our business is seasonal and therefore our annual operating results will depend, in large part, on our sales during the relatively brief holiday season. This seasonality is exacerbated as retailers become more efficient in their control of inventory levels through quick response inventory management techniques.

Sales of our family entertainment products at retail are extremely seasonal, with a majority of retail sales occurring during the period from September through December in anticipation of the holiday season, including Christmas. This seasonality has increased over time, as retailers become more efficient in their control of inventory levels through quick response inventory management techniques. These customers are timing their orders so that they are being filled by suppliers, such as us, closer to the time of purchase by consumers. For toys, games and other family entertainment products which we produce, a majority of retail sales occur in the fourth quarter, close to the holiday season. As a consequence, the majority of our sales to our customers occur in the period from September through December, as our customers do not want to maintain large on-hand inventories throughout the year to meet consumer demand. While these techniques reduce a retailer's investment in inventory, they increase pressure on suppliers like us to fill orders promptly and thereby shift a significant portion of inventory risk and carrying costs to the supplier.

The limited inventory carried by retailers may also reduce or delay retail sales, resulting in lower revenues for us. If we or our customers determine that one of our products is more popular at retail than was originally anticipated, we may not have sufficient time to produce and ship enough additional product to fully capture consumer interest in the product. Additionally, the logistics of supplying more and more product within shorter time periods increases the risk that we will fail to achieve tight and compressed shipping schedules, which also may reduce our sales and harm our financial performance. This seasonal pattern requires significant use of working capital, mainly to manufacture or acquire inventory during the portion of the year prior to the holiday season, and requires accurate forecasting of demand for products during the holiday season in order to avoid losing potential sales of popular products or producing excess inventory of products that are less popular with consumers. Our failure to accurately predict and respond to consumer demand, resulting in our underproducing popular items and/or overproducing less popular items, would reduce our total sales and harm our results of operations. In addition, as a result of the seasonal nature of our business, we would be significantly and adversely affected, in a manner disproportionate to the impact on a company with sales spread more evenly throughout the year, by unforeseen events, such as a terrorist attack or economic shock, that harm the retail environment or consumer buying patterns during our key selling season, or by events, such as strikes or port delays, that interfere with the shipment of goods, particularly from the Far East, during the critical months leading up to the holiday purchasing season.

The continuing consolidation of our retail customer base means that economic difficulties or changes in the purchasing policies of our major customers could have a significant impact on us.

We depend upon a relatively small retail customer base to sell the majority of our products. For the fiscal year ended December 31, 2006, Wal-Mart Stores, Inc., Target Corporation, and Toys 'R Us, Inc., accounted for approximately 24%, 13% and 11%, respectively, of our consolidated net revenues and our five largest customers, including Wal-Mart, Target and Toys 'R Us, in the aggregate accounted for approximately 53% of our consolidated net revenues. These net revenues were primarily related to the North American segment. While the consolidation of our customer base may provide certain benefits to us, such as potentially more efficient product distribution and other decreased costs of sales and distribution, this consolidation also means that if one or more of our major customers were to experience difficulties in fulfilling their obligations to us, cease doing business with us, significantly reduce the amount of their purchases from us or return substantial amounts of our products, it could harm our business, financial condition and results of operations. Increased concentration among our customers could also negatively impact our ability to negotiate higher sales prices for our products and could result in lower gross margins than would otherwise be obtained if there were less consolidation among our customers. In addition, the bankruptcy or other lack of success of one or more of our significant retail customers could negatively impact our revenues and bad debt expense.

We may not realize the full benefit of our licenses if the licensed material has less market appeal than expected or if sales revenue from the licensed products is not sufficient to earn out the minimum guaranteed royalties.

An important part of our business involves obtaining licenses to produce products based on various entertainment properties and theatrical releases, such as those based upon MARVEL or STAR WARS characters. The license agreements we enter to obtain these rights usually require us to pay minimum royalty guarantees that may be substantial, and in some cases may be greater than what we are ultimately able to recoup from actual sales, which could result in write-offs of significant amounts which in turn would harm our results of operations. At December 31, 2006, we had $181,561 of prepaid royalties, $116,792 of which are included in prepaid expenses and other current assets and $64,769 of which are included in other assets. Under the terms of existing contracts as of December 31, 2006, we may be required to pay future minimum guaranteed royalties and other licensing fees totaling approximately $164,780. Acquiring or renewing licenses may require the payment of minimum guaranteed royalties that we consider to be too high to be profitable, which may result in losing licenses we currently hold when they become available for renewal, or missing business opportunities for new licenses. Additionally, as a licensee of entertainment based properties we have no guaranty that a particular property or brand will translate into successful toy or game products.

We anticipate that the shorter theatrical duration for movie releases will make it increasingly difficult for us to profitably sell licensed products based on entertainment properties and may lead our customers to reduce their demand for these products in order to minimize their inventory risk. Furthermore, there can be no assurance that a successful brand will continue to be successful or maintain a high level of sales in the future, as new entertainment properties and competitive products are continually being introduced to the market. In the event that we are not able to acquire or maintain successful entertainment licenses on advantageous terms, our revenues and profits may be harmed.

Our substantial sales and manufacturing operations outside the United States subject us to risks associated with international operations.

We operate facilities and sell products in numerous countries outside the United States. For the year ended December 31, 2006, our net revenues from international customers comprised approximately 40% of our total consolidated net revenues. We expect our sales to international customers to continue to account for a significant portion of our revenues. Additionally, we utilize third-party manufacturers located principally in the Far East, to produce the majority of our products, and we have a manufacturing facility in Ireland. These sales and manufacturing operations are subject to the risks associated with international operations, including:

- Currency conversion risks and currency fluctuations;
- Limitations, including taxes, on the repatriation of earnings;
- Political instability, civil unrest and economic instability;
- Greater difficulty enforcing intellectual property rights and weaker laws protecting such rights;
- Complications in complying with different laws in varying jurisdictions, which laws may dictate that certain practices which are acceptable in some jurisdictions are not acceptable in others, and changes in governmental policies;
- Natural disasters and the greater difficulty and expense in recovering therefrom;
- Difficulties in moving materials and products from one country to another, including port congestion, strikes and other transportation delays and interruptions;
- Changes in international labor costs and other costs of doing business internationally; and
- The imposition of tariffs.

Our reliance on external sources of manufacturing can be shifted, over a period of time, to alternative sources of supply, should such changes be necessary. However, if we were prevented from obtaining products or components for a material portion of our product line due to political, labor or other factors beyond our control, our operations would be disrupted, potentially for a significant period of time, while alternative sources of products were secured. In particular, as the majority of our toy products, in addition to certain other products, are manufactured in the People's Republic of China, health conditions and other factors affecting social and economic activity in China and affecting the movement of people and products into and from China to our major markets, including North America and Europe, and the labor and other costs of doing business in China, could have a significant negative impact on our operations, revenues and earnings. Factors that could negatively affect our business include a potential revaluation of the Chinese yuan, which may result in an increase in the cost of producing products in China, increases in labor costs and difficulties in moving products manufactured in the Far East through the ports on the western coast of North America, whether due to port congestion, labor disputes or other factors. Also, the imposition of trade sanctions by the United States or the European Union against a class of products imported by us from, or the loss of "normal trade relations" status with, the People's Republic of China, could significantly increase our cost of products imported into the United States or Europe and harm our business. Because of the importance of our international sales and international sourcing of manufacturing to our business, our financial condition and results of operations could be significantly harmed if any of the risks described above were to occur.

Part of our strategy for remaining relevant to older children is to offer innovative children's toy and game electronic products. The margins on many of these products are lower than more traditional toys and games and such products may have a shorter lifespan than more traditional toys and games. As a result, increasing sales of children's toy and game electronic products may lower our overall operating margins and produce more volatility in our business.

As children have grown "older younger" and have become interested in more and more sophisticated and adult products, such as videogames and consumer electronics, at younger and younger ages, we have needed to work even harder to keep our products relevant for these consumers. One initiative we have been pursuing to capture the interest of older children is to offer innovative children's electronic toys and games. Examples of such products in the last few years include VIDEONOW, CHATNOW, ZOOMBOX, our I-branded products such as I-DOG and I-CAT, and our FURREAL FRIENDS line of products, including BUTTERSCOTCH. These products, if successful, can be an effective way for us to connect with consumers and increase sales. However, children's electronics, in addition to the risks associated with our other family entertainment products, also face certain additional risks.

Our costs for designing, developing and producing electronic products tend to be higher than for many of our other more traditional products, such as board games and action figures. The ability to recoup these higher costs through sufficient sales quantities and to reflect higher costs in higher prices is constrained by heavy competition in consumer electronics. As a consequence, our margins on the sales of electronic products tend to be lower than for more traditional products and we can face increased risk of not achieving sales sufficient to recover our costs. In addition, the pace of change in product offerings and consumer tastes in the electronics area is potentially even greater than for our other products. This pace of change means that the window in which a product can achieve and maintain consumer interest may be even shorter.

Market conditions, including commodity and fuel prices, public health conditions and other third party conduct could negatively impact our revenues, margins and our other business initiatives.

Economic and public health conditions, including factors that impact the strength of the retail market and retail demand, or our ability to manufacture and deliver products, can have a significant impact on our business. The success of our family entertainment products is dependent on consumer purchasing of those products. Consumers may not purchase our products because the products do not capture consumer interest and imagination or because competitor family entertainment offerings are deemed more attractive. But consumer spending on our products can also be harmed by factors that negatively impact consumers' budgets generally, and which are not due to our product offerings. Significant increases in the costs of other products which are required by consumers, such as gasoline and home heating fuels, may reduce household spending on entertainment products we offer. In addition, rising fuel and raw material prices, for components such as resin used in plastics, or increased transportation costs, may increase our costs for producing and transporting our products, which in turn may reduce our margins and harm our business.

In addition, general economic conditions and employment levels can impact demand for our products. Economic conditions were significantly harmed by the September 11, 2001 terrorist attacks and could be similarly affected by any future attacks. Economic conditions may also be negatively impacted by wars and other conflicts, increases in critical commodity prices, or the prospect of such events. Such a weakened economic and business climate, as well as consumer uncertainty created by such a climate, could harm our sales and profitability.

Other conditions, such as the unavailability of electrical components, may impede our ability to manufacture, source and ship new and continuing products on a timely basis. Additional factors outside of our control could delay or increase the cost of implementing our business initiatives and product plans or alter our actions and reduce actual results. For example, work stoppages, slowdowns or strikes, a severe public health pandemic or the occurrence or threat of wars or other conflicts, could impact our ability to manufacture or deliver product, resulting in increased costs and/or lost sales for our products.

Our business is dependent on intellectual property rights and we may not be able to protect such rights successfully. In addition, we have a material amount of acquired product rights which, if impaired, would result in a reduction of our income.

Our intellectual property, including our license agreements and other agreements that establish our ownership rights and maintain the confidentiality of our intellectual property, are of great value. We rely on a combination of trade secret, copyright, trademark, patent and other proprietary rights laws to protect our rights to valuable intellectual property related to our brands. From time to time, third parties have challenged, and may in the future try to challenge, our ownership of our intellectual property. In addition, our business is subject to the risk of third parties counterfeiting our products or infringing on our intellectual property rights. We may need to resort to litigation to protect our intellectual property rights, which could result in substantial costs and diversion of resources. Our failure to protect our intellectual property rights could harm our business and competitive position. Much of our intellectual property has been internally developed and has no carrying value on our balance sheet. However, as of December 31, 2006, we had approximately $532,257 of acquired product and licensing rights included in other assets on our balance sheet. Declines in the profitability of the acquired brands or licensed products may impact our ability to recover the carrying value of the related assets and could result in an impairment charge. Reduction in our net income caused by impairment charges could harm our financial results.

We may not realize the anticipated benefits of future acquisitions or those benefits may be delayed or reduced in their realization.

Although we have not made any major acquisitions in the last few years, acquisitions have been a significant part of our historical growth and have enabled us to further broaden and diversify our product offerings. In making acquisitions, we target companies that we believe offer attractive family entertainment products. We may also target companies in markets where we would like to increase our local presence. However, we cannot be certain that the products of companies we may acquire in the future will achieve or maintain popularity with consumers or that we will be successful in a particular geographic region. In some cases, we expect that the integration of the product lines of the companies that we acquire into our operations will create production, marketing and other operating synergies which will produce greater revenue growth and profitability and, where applicable, cost savings, operating efficiencies and other advantages. However, we cannot be certain that these synergies, efficiencies and cost savings will be realized. Even if achieved, these benefits may be delayed or reduced in their realization. In other cases, we acquire companies that we believe have strong and creative management, in which case we plan to operate them more autonomously rather than fully integrating them into our operations. We cannot be certain that the key talented individuals at these companies will continue to work for us after the acquisition or that they will continue to develop popular and profitable products or services.

From time to time, we are involved in litigation, arbitration or regulatory matters where the outcome is uncertain and which could entail significant expense.

As is the case with many large multinational corporations, we are subject from time to time to regulatory investigations, litigation and arbitration disputes. Because the outcome of litigation, arbitration and regulatory investigations is inherently difficult to predict, it is possible that the outcome of any of these matters could entail significant expense for us and harm our business. The fact that we operate in significant numbers of international markets also increases the risk that we may face legal and regulatory exposures as we attempt to comply with a large number of varying legal and regulatory requirements.

We rely on external financing, including our credit facilities and accounts receivable securitization facility, to fund our operations. If we were unable to obtain or service such financing, or if the restrictions imposed by such financing were too burdensome, our business would be harmed.

Due to the seasonal nature of our business, in order to meet our working capital needs, particularly those in the third and fourth quarters, we rely on our revolving credit facility and our other credit facilities for working capital. We currently have a five-year revolving credit agreement, which provides for a $300,000 committed revolving credit facility which provides the Company the ability to request increases in the committed facility in additional increments of $50,000, up to a total of $500,000. The credit agreement contains certain restrictive covenants setting forth leverage and coverage requirements, and certain other limitations typical of an investment grade facility. These restrictive covenants may limit our future actions, and financial, operating and strategic flexibility. In addition, our financial covenants were set at the time we entered into our credit facility. Our performance and financial condition may not meet our original expectations, causing us to fail to meet such financial covenants. Non-compliance with our debt covenants could result in us being unable to utilize borrowings under our revolving credit facility and other bank lines, a circumstance which potentially could occur when operating shortfalls would most require supplementary borrowings to enable us to continue to fund our operations.

As an additional source of working capital and liquidity, we currently have a $250,000 accounts receivable securitization program, which is increased to $300,000 from fiscal October through fiscal January. Under this program, we sell on an ongoing basis, substantially all of our U.S. dollar denominated trade accounts receivable to a bankruptcy remote special purpose entity. Under this facility, the special purpose entity is able to sell, on a revolving basis, undivided ownership interests in the eligible receivables to bank conduits. During the term of the facility, we must maintain certain performance ratios. If we fail to maintain these ratios, we could be prevented from accessing this cost-effective source of working capital and short-term financing.

We believe that our cash flow from operations, together with our cash on hand and access to existing credit facilities and our accounts receivable securitization facility, are adequate for current and planned needs in 2007. However, our actual experience may differ from these expectations. Factors that may lead to a difference include, but are not limited to, the matters discussed herein, as well as future events that might have the effect of reducing our available cash balance, such as unexpected material operating losses or increased capital or other expenditures, as well as increases in inventory or accounts receivable that are ineligible for sale under our securitization facility, or future events that may reduce or eliminate the availability of external financial resources.

We also may choose to finance our capital needs, from time to time, through the issuance of debt securities. Our ability to issue such securities on satisfactory terms, if at all, will depend on the state of our business and financial condition, any ratings issued by major credit rating agencies, market interest rates, and the overall condition of the financial and credit markets at the time of the offering. The condition of the credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. Variations in these factors could make it difficult for us to sell debt securities or require us to offer higher interest rates in order to sell new debt securities. The failure to receive financing on desirable terms, or at all, could damage our ability to support our future operations or capital needs or engage in other business activities.

As of December 31, 2006, we had $494,983 of total principal amount of indebtedness outstanding. If we are unable to generate sufficient available cash flow to service our outstanding debt we would need to refinance such debt or face default. There is no guarantee that we would be able to refinance debt on favorable terms, or at all. This total indebtedness includes $249,996 in aggregate principal amount of 2.75% senior convertible debentures that we issued in 2001. On December 1, 2011 and December 1, 2016, and upon the occurrence of certain fundamental corporate changes, holders of the 2.75% senior convertible debentures may require us to purchase their debentures. At that time, the purchase price may be paid in cash, shares of common stock or a combination of the two, at our discretion, provided that we will pay accrued and unpaid interest in cash. We may not have sufficient cash at that time to make the required repurchases and may be required to settle in shares of common stock.

We previously issued warrants that provide the holder with an option through January 2008 to sell all of these warrants to us for a price to be paid, at our election, of either $100,000 in cash or $110,000 in our common stock, such stock being valued at the time of the exercise of the option. Should we be required to settle these warrants under this option, we believe that we will have adequate funds to settle in cash if necessary. However, we may not have sufficient funds at that time to make the required payment and may be required to settle the warrants in stock.

As a manufacturer of consumer products and a large multinational corporation, we are subject to various government regulations, violation of which could subject us to sanctions. In addition, we could be the subject of future product liability suits or product recalls, which could harm our business.

As a manufacturer of consumer products, we are subject to significant government regulations under The Consumer Products Safety Act, The Federal Hazardous Substances Act, and The Flammable Fabrics Act. In addition, certain of our products are subject to regulation by the Food and Drug Administration. While we take all the steps we believe are necessary to comply with these acts, there can be no assurance that we will be in compliance in the future. Failure to comply could result in sanctions which could have a negative impact on our business, financial condition and results of operations. We may also be subject to involuntary product recalls or may voluntarily conduct a product recall. While costs associated with product recalls have generally not been material to our business, the costs associated with future product recalls individually and in the aggregate in any given fiscal year, could be significant. In addition, any product recall, regardless of direct costs of the recall, may harm consumer perceptions of our products and have a negative impact on our future sales and results of operations.

In addition to government regulation, products that have been or may be developed by us may expose us to potential liability from personal injury or property damage claims by the users of such products. There can be no assurance that a claim will not be brought against us in the future. While we currently maintain product liability insurance coverage in amounts we believe sufficient for our business risks, we may not be able to maintain such coverage or such coverage may not be adequate to cover all potential claims. Moreover, even if we maintain sufficient insurance coverage, any successful claim could significantly harm our business, financial condition and results of operations.

As a large, multinational corporation, we are subject to a host of governmental regulations throughout the world, including antitrust, customs and tax requirements, anti-boycott regulations and the Foreign Corrupt Practices Act. Our failure to successfully comply with any such legal requirements could subject us to monetary liabilities and other sanctions that could harm our business and financial condition.

We have a material amount of goodwill which, if it becomes impaired, would result in a reduction in our net income.

Goodwill is the amount by which the cost of an acquisition accounted for using the purchase method exceeds the fair value of the net assets we acquire. Current accounting standards require that goodwill no longer be amortized but instead be periodically evaluated for impairment based on the fair value of the reporting unit. At December 31, 2006, approximately $469,938 or 15.2%, of our total assets represented goodwill. Declines in our profitability may impact the fair value of our reporting units, which could result in a write-down of our goodwill. Reductions in our net income caused by the write-down of goodwill could harm our results of operations.

Item 1B. ***Unresolved Staff Comments***

None

Item 2. *Properties*

Location	Use	Square Feet	Type of Possession	Lease Expiration Dates
Rhode Island				
Pawtucket(1) (2) (3)	Administrative, Sales & Marketing, and Product Development offices	343,000	Owned	—
Pawtucket(2)	Executive Office	23,000	Owned	—
East Providence (2) (3)	Administrative Office	120,000	Leased	2014
Central Falls(1) (2)	Warehouse	261,500	Owned	—
Massachusetts				
East Longmeadow(1) (3)	Office, Manufacturing & Warehouse	1,148,000	Owned	—
East Longmeadow(1) (3)	Warehouse	500,000	Leased	2007
California				
Chino(1)	Warehouse	1,001,000	Leased	2010
Texas				
Dallas(1)	Warehouse	147,500	Leased	2011
Washington				
Renton(1)	Office	95,400	Leased	2016
Tukwilla(1)	Warehouse	5,000	Leased	2007
Australia				
Erskine Park(4)	Office & Warehouse	98,400	Leased	2015
Eastwood(4)	Office	16,900	Leased	2009
Belgium				
Brussels(4)	Office & Showroom	18,800	Leased	2008
Canada				
Montreal(1)	Office, Warehouse & Showroom	133,900	Leased	2010
Mississauga(1)	Sales Office & Showroom	16,300	Leased	2010
Montreal(1)	Warehouse	88,100	Leased	2010
Chile				
Santiago(4)	Warehouse	67,600	Leased	2007
Santiago(4)	Office	17,300	Leased	2007
China				
Shenzhen(3)	Office	25,700	Leased	2009
Shenzhen(3)	Office	26,600	Leased	2009
Denmark				
Glostrup(4)	Office	9,200	Leased	2010
England				
Uxbridge(4)	Office & Showroom	51,000	Leased	2013
France				
Le Bourget du Lac(4)	Office	33,500	Owned	—
Creutzwald(4)	Warehouse	301,300	Owned	—
Germany				
Soest(4)	Office & Warehouse	258,300	Owned	—
Soest(4)	Warehouse	79,700	Leased	2007
Dreieich(4)	Office	24,900	Leased	2015

Location	Use	Square Feet	Type of Possession	Lease Expiration Dates
Hong Kong				
Kowloon(3)	Offices	64,300	Leased	2008
New Territories(3)	Warehouse	11,500	Leased	2008
New Territories(3)	Warehouse	8,100	Leased	2009
Ireland				
Waterford(3)	Office, Manufacturing & Warehouse	244,000	Owned	—
Italy				
Milan(4)	Office & Showroom	12,100	Leased	2007
Mexico				
Mexico City(1)	Office	21,700	Leased	2013
Carretera(1)	Warehouse	221,700	Leased	2011
The Netherlands				
Utrecht(4)	Office	7,200	Leased	2008
Amsterdam(2)	Office	2,600	Leased	2011
New Zealand				
Auckland(4)	Office & Warehouse	35,000	Leased	2010
Poland				
Warsaw(4)	Office	3,200	Leased	2007
Spain				
Valencia(4)	Office & Warehouse	251,900	Leased	2015
Switzerland				
Delemont(2)	Office	9,200	Leased	2009
Baar(4)	Office	3,700	Leased	2011
Turkey				
Istanbul(4)	Office	11,000	Leased	2007
Wales				
Newport(4)	Warehouse	94,000	Leased	2013
Newport(4)	Warehouse	72,000	Leased	2018
Newport(4)	Warehouse	198,000	Owned	—

(1) Property used in the North American segment.

(2) Property used in the Corporate function.

(3) Property used in the Global Operations segment.

(4) Property used in the International segment.

In addition to the above listed facilities, the Company either owns or leases various other properties approximating an aggregate of 123,500 square feet which are utilized by its various segments. The Company also either owns or leases an aggregate of approximately 533,600 square feet not currently being utilized in its operations or previously included in restructuring actions, which are currently subleased or offered for sublease.

The foregoing properties consist, in general, of brick, cinder block or concrete block buildings which the Company believes are in good condition and well maintained.

The Company believes that its facilities are adequate for its current needs.

Item 3. *Legal Proceedings*

We are currently party to certain legal proceedings, none of which, individually or in the aggregate, we believe to be material to our financial condition.

Item 4. *Submission of Matters to a Vote of Security Holders*

None.

Executive Officers of the Registrant

The following persons are the executive officers of the Company. Such executive officers are elected annually. The position(s) and office(s) listed below are the principal position(s) and office(s) held by such persons with the Company, or its subsidiaries or divisions employing such person. The persons listed below generally also serve as officers and directors of certain of the Company's various subsidiaries at the request and convenience of the Company.

Name	Age	Position and Office Held	Period Serving in Current Position
Alfred J. Verrecchia(1)	64	President and Chief Executive Officer	Since 2003
Brian Goldner(2)	43	Chief Operating Officer	Since 2006
David D. R. Hargreaves(3)	54	Executive Vice President, Finance and Global Operations and Chief Financial Officer	Since 2007
Frank P. Bifulco, Jr.(4)	57	President, North American Sales	Since 2006
Simon Gardner(5)	46	President, Hasbro Europe	Since 2002
Barry Nagler	50	Senior Vice President, General Counsel and Secretary	Since 2001
Deborah Thomas Slater(6)	43	Senior Vice President and Controller	Since 2003
Martin R. Trueb	54	Senior Vice President and Treasurer	Since 1997

(1) Prior thereto, President and Chief Operating Officer from 2001 to 2003.

(2) Prior thereto, President, U.S. Toys Segment from 2003 to 2006; prior thereto, President, U.S. Toys, from 2001 to 2003.

(3) Prior thereto, Senior Vice President and Chief Financial Officer from 2001 to 2007.

(4) Prior thereto, President, U.S. Games since joining the Company in June 2003; prior thereto, Senior Vice President and Chief Marketing Officer of The Timberland Company since 2001.

(5) From 2002 to 2003 also President, Asia Pacific; prior to 2002, President, Hasbro International.

(6) Prior thereto, Vice President and Assistant Controller from 1998 to 2003.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

The Company's common stock, par value $.50 per share (the "Common Stock"), is traded on the New York Stock Exchange under the symbol "HAS". The following table sets forth the high and low sales prices as reported on the Composite Tape of the New York Stock Exchange and the cash dividends declared per share of Common Stock for the periods listed.

Period	Sales Prices		Cash Dividends Declared
	High	Low	
2006			
1st Quarter	$21.90	19.52	$.12
2nd Quarter	21.27	17.90	.12
3rd Quarter	22.75	17.00	.12
4th Quarter	27.69	22.41	.12
2005			
1st Quarter	$21.50	18.11	$.09
2nd Quarter	21.00	18.40	.09
3rd Quarter	22.35	19.83	.09
4th Quarter	20.75	17.75	.09

The approximate number of holders of record of the Company's Common Stock as of February 8, 2007 was 9,400.

See Part III, Item 12 of this report for the information concerning the Company's "Equity Compensation Plans".

Dividends

Declaration of dividends is at the discretion of the Company's Board of Directors and will depend upon the earnings and financial condition of the Company and such other factors as the Board of Directors deems appropriate. Payment of dividends is subject to restrictions contained in agreements relating to the Company's outstanding short-term and long-term debt.

Issuer Repurchases of Common Stock

Repurchases Made in the Fourth Quarter (in whole numbers of shares and dollars)

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Approximate Dollar Value of Shares that May yet be Purchased Under the Plans or Programs
October 2006				
(October 2, 2006 to October 29, 2006)	1,055,122	$22.9814	1,010,000	$212,217,280
November 2006				
(October 30, 2006 to December 3, 2006)	404,769	$26.8426	395,000	$201,615,992
December 2006				
(December 4, 2006 to December 31, 2006)	210,100	$26.8221	210,100	$195,980,672
Total	1,669,991	$24.4004	1,615,100	$195,980,672

In 2006, the Company utilized the remaining capacity it had under the Board of Director's May 2005 authorization to repurchase up to $350 million in common stock. In July 2006, the Company's Board of Directors authorized the repurchase of up to an additional $350 million in common stock. Purchases of the Company's common stock may be made from time to time, subject to certain market conditions. These shares may be repurchased in the open market or through privately negotiated transactions. The Company has no obligation to repurchase shares under the authorization, and the timing, actual number, and value of the shares that are repurchased will depend on a number of factors, including the price of the Company's stock. The Company may suspend or discontinue the program at any time and there is no expiration date.

In October and November 2006, the Company repurchased an aggregate of 54,891 shares upon the exercises of stock options, which shares were delivered by the award recipient as payment of the exercise price and related taxes. These shares were purchased at the market prices on the dates of the exercises of the stock options.

Item 6. *Selected Financial Data*

	Fiscal Year				
	2006	2005	2004	2003	2002
	(Thousands of dollars and shares except per share data and ratios)				
Statement of Earnings Data:					
Net revenues	$3,151,481	3,087,627	2,997,510	3,138,657	2,816,230
Net earnings before cumulative effect of accounting change	$ 230,055	212,075	195,977	175,015	75,058
Per Common Share Data:					
Earnings before cumulative effect of accounting change					
Basic	$ 1.38	1.19	1.11	1.01	.43
Diluted	$ 1.29	1.09	.96	.94	.43
Cash dividends declared	$ .48	.36	.24	.12	.12
Balance Sheet Data:					
Total assets	$3,096,905	3,301,143	3,240,660	3,163,376	3,142,881
Total long-term debt	$ 494,917	528,389	626,822	688,204	1,059,115
Ratio of Earnings to Fixed Charges(1)	9.74	8.33	6.93	4.56	2.05
Weighted Average Number of Common Shares:					
Basic	167,100	178,303	176,540	173,748	172,720
Diluted	181,043	197,436	196,048	190,058	185,062

(1) For purposes of calculating the ratio of earnings to fixed charges, fixed charges include interest, amortization of deferred debt expense and one-third of rentals; earnings available for fixed charges represent earnings before fixed charges and income taxes.

See "Forward-Looking Information and Risk Factors That May Affect Future Results" contained in Item 1A of this report for a discussion of risks and uncertainties that may affect future results. Also see "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in Item 7 of this report for a discussion of factors affecting the comparability of information contained in this Item 6.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

The following discussion should be read in conjunction with the audited consolidated financial statements of the Company included in Part II Item 8 of this document.

This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements concerning the Company's expectations and beliefs. See Item 1A "Forward-Looking Information and Risk Factors That May Affect Future Results" for a discussion of other uncertainties, risks and assumptions associated with these statements.

(Thousands of Dollars and Shares Except Per Share Data)

Executive Summary

The Company earns revenue and generates cash through the sale of a variety of toy and game products. The Company sells these products both within the United States and in a number of international markets. The Company's business is highly seasonal with a significant amount of revenues occurring in the second half of the year and within that half, the fourth quarter. In 2006, 68% of the Company's net revenues were generated in the second half of the year with 35% of annual net revenues generated in the fourth quarter. In both 2005 and 2004, percentages were comparable at 67% and 35% for the second half and fourth quarter. While many of the Company's products are based on brands the Company owns or controls, the Company also offers products which are licensed from outside inventors. In addition, the Company licenses rights to produce products based on movie, television, music and other entertainment properties, such as MARVEL and STAR WARS properties.

In January 2006 the Company simplified its operating segment structure in order to better focus on consumer demands, better anticipate the needs of its retail customers, provide a more integrated toy and game marketing plan, place a greater company-wide focus on its core brands and thereby improve its overall business. The Company's North American toy and games business is managed under common leadership, providing a combined focus on developing, marketing, and selling products in the U.S., Canada and Mexico. The International segment consists of the Company's European, Asia Pacific and Latin American marketing operations, excluding Mexico. The Company's world-wide manufacturing and product sourcing operations are managed through its Global Operations segment. The Hasbro Products Group continues to be responsible for the world-wide outlicensing of the Company's intellectual properties and works closely with the North American and International segments on the coordinated out-licensing activities of the Company's brands.

The Company's focus remains on growing core owned and controlled brands, developing new and innovative products which respond to market insights, and optimizing efficiencies within the Company to reduce costs, increase operating profits and strengthen its balance sheet. While the Company has sought to achieve a more sustainable revenue base by developing and maintaining its core brands and avoiding reliance on licensed entertainment properties, it continues to opportunistically enter into or leverage existing strategic licenses which complement its brands and key strengths. Given the strength of its core brands, the Company may also seek to drive product-related revenues by increasing the visibility of its core brands through entertainment-based theatrical venues. As an example of this, in July of 2007, the TRANSFORMERS motion picture is expected to be released and the Company has developed products based on the motion picture that will be marketed in 2007.

The Company's core brands represent Company-owned or Company-controlled brands, such as G.I. JOE, TRANSFORMERS, MY LITTLE PONY, MONOPOLY, MAGIC: THE GATHERING, PLAYSKOOL and TONKA, which have been successful over the long term. The Company has a large portfolio of owned and controlled brands, which can be introduced in new formats and platforms over time. These brands may also be further extended by pairing a licensed concept with a core brand. By focusing on core brands, the Company is working to build a more consistent revenue stream and basis for future growth. In 2006, the Company had strong sales of core brand products, namely PLAYSKOOL, LITTLEST PET SHOP, MONOPOLY, NERF, and PLAY-DOH.

In addition to its focus on core brands, the Company's strategy also involves trying to meet ever-changing consumer preferences by identifying and offering innovative products based on market opportunities and insights. The Company believes its strategy of focusing on the development of its core brands and continuing to identify innovative new products will help to prevent the Company from being dependent on the success of any one product line.

With the theatrical release of Lucasfilm's STAR WARS EPISODE III: REVENGE OF THE SITH in May 2005, and the subsequent holiday season DVD release, sales of product related to the Company's strategic STAR WARS license were a significant contributor to 2005 revenues and have continued to be strong in 2006. Pairing this key licensed property with the Company's ability to design and produce action figures, role playing toys, and games, as well as its ability to launch an integrated marketing campaign to promote the product globally, was the key to this line's success. While sales of product related to this license performed well in 2006, they were lower than 2005.

While the Company's strategy has continued to focus on growing its core brands and developing innovative, new products, it will continue to evaluate and enter into arrangements to license properties when the Company believes it is economically attractive. In 2006, the Company entered into a license with Marvel Entertainment, Inc. and Marvel Characters, Inc. (collectively "Marvel") to produce toys and games based on Marvel's portfolio of characters. The Company will also incur royalties on products based on the theatrical release of TRANSFORMERS in July 2007. While gross profits of theatrical entertainment-based products are generally higher than many of the Company's other products, sales from these products also incur royalty expenses payable to the licensor. Such royalties reduce the impact of these higher gross margins. In certain instances, such as with Lucasfilm's STAR WARS, the Company may also incur amortization expense on property right-based assets acquired from the licensor of such properties, further impacting profit made on these products.

The Company remains committed to reducing fixed costs and increasing operating margins. Over the last 5 years the Company has improved its operating margin from 7.8% in 2002 to 11.9% in 2006. In the fourth quarter of 2006, as part of its ongoing cost reduction efforts, the Company determined that it will reduce its manufacturing activity in Ireland and transition the manufacture of certain products to the Company's suppliers in China. The Company is also investing to grow its business in emerging international markets. With a strong balance sheet, and having achieved a debt to capitalization ratio of between 25-30%, the Company will also continue to evaluate strategic alliances and acquisitions which may complement its current product offerings or allow it entry into an area which is adjacent to and complementary to the toy and game business. The Company expects to leverage revenue to offset the impact of these investments and maintain 2007 operating margin levels near 2006.

In recent years, the Company has been seeking to return excess cash to its shareholders through share repurchase and dividends. As part of this initiative, in July 2006, the Company's Board of Directors (the "Board") authorized the repurchase of an additional $350,000 in common stock after a previous authorization of $350,000 was exhausted in July 2006. For the fiscal year ended December 31, 2006, the Company has invested $456,744 in the repurchase of 22,767 shares of common stock in the open market. The Company intends to opportunistically repurchase shares in the future subject to market conditions. In addition, in February 2007, the Company announced an increase in its quarterly dividend to $.16 per share. This is the fourth consecutive year that the Board of Directors has increased the dividend rate.

Summary

The relationship between various components of the results of operations, stated as a percent of net revenues, is illustrated below for each of the three fiscal years ended December 31, 2006.

	2006	2005	2004
Net revenues	100.0%	100.0%	100.0%
Cost of sales	41.4	41.7	41.8
Gross profit	58.6	58.3	58.2
Amortization	2.5	3.3	2.4
Royalties	5.4	8.0	7.4
Research and product development	5.4	4.9	5.2
Advertising	11.7	11.8	12.9
Selling, distribution and administration	21.7	20.2	20.5
Operating profit	11.9	10.1	9.8
Interest expense	0.9	1.0	1.1
Interest income	(0.9)	(0.8)	(0.3)
Other (income) expense, net	1.1	(0.2)	0.3
Earnings before income taxes	10.8	10.1	8.7
Income taxes	3.5	3.2	2.2
Net earnings	7.3%	6.9%	6.5%

Results of Operations

The fiscal year ended December 31, 2006 was a fifty-three week year while the fiscal years ended December 25, 2005 and December 26, 2004 were fifty-two week years.

Net earnings for the fiscal year ended December 31, 2006 were $230,055, or $1.29 per diluted share. This compares to net earnings for fiscal 2005 and 2004 of $212,075 and $195,977, or $1.09 and $.96 per diluted share, respectively.

On December 26, 2005, the first day of fiscal 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), which required that the Company measure all stock-based compensation awards using a fair value method and record such expense in its financial statements. The Company adopted this statement using the modified prospective method. Under this adoption method, the Company is recording expense related to stock option awards that were unvested as of the date of adoption as well as all awards made after the date of adoption. The adoption of this statement resulted in total expense, net of tax, of $14,285 in 2006.

Net earnings and basic and diluted earnings per share for 2005 include income tax expense of approximately $25,800 related to the Company's repatriation of approximately $547,000 of foreign earnings in the fourth quarter of 2005 pursuant to the special incentive provided by the American Jobs Creation Act of 2004.

Consolidated net revenues for the year ended December 31, 2006 were $3,151,481 compared to $3,087,627 in 2005 and $2,997,510 in 2004. Most of the Company's revenues and operating profits were derived from its two principal segments: North America and International, which are discussed in detail below. Consolidated net revenues were positively impacted by foreign currency translation in the amount of $27,800 in 2006 and $1,029 in 2005 as the result of the overall weaker U.S. dollar in each of those years. The following table presents net revenues and operating profit data for the Company's two principal segments for 2006, 2005 and 2004. Both 2005 and 2004 results have been reclassified to conform to the Company's new operating segment structure. The operating profit for 2005 and 2004 for each of these segments have been adjusted to include the impact of expense related to stock options as disclosed under SFAS 123, consistent with the Company's management reporting. See notes 1 and 15 to the consolidated financial statements for further details.

	2006	% Change	2005	% Change	2004
Net Revenues					
North America	$2,130,290	4%	$2,038,556	4%	$1,956,031
International	$ 959,319	(3)%	$ 988,591	1%	$ 977,128
Operating Profit					
North America	$ 275,959	67%	$ 165,676	1%	$ 163,786
International	$ 90,893	(15)%	$ 106,435	13%	$ 94,487

North America

North American segment net revenues for the year ended December 31, 2006 increased 4% to $2,130,290 from $2,038,556 in 2005. The impact of foreign currency translation on North American segment net revenues in 2006 was favorable and increased net revenues by approximately $3,200. Anticipated decreased revenues of STAR WARS products were more than offset primarily by increased sales of LITTLEST PET SHOP, PLAYSKOOL, NERF, I-DOG and MONOPOLY products, as well as revenues from the successful reintroduction of BABY ALIVE. 2006 revenues were also positively impacted, to a lesser extent, by increased sales of PLAY-DOH and TRANSFORMERS products. STAR WARS revenues were significant in 2005 due to the theatrical and DVD releases of STAR WARS EPISODE III: REVENGE OF THE SITH and remained strong in 2006. In 2007, the Company will introduce products related to two anticipated major motion picture releases, SPIDER-MAN 3 in May of 2007 and TRANSFORMERS in July of 2007.

North American operating profit increased to $275,959 in 2006 from $165,676 in 2005. The increase in operating profit is primarily due to increased gross profit as a result of the increased sales in 2006 as well as decreases in royalty and amortization expense principally due to the decrease in sales of STAR WARS products. Operating profit for the North American segment was negatively impacted by higher research and product development costs due to higher investments in the PLAYSKOOL line and costs related to MARVEL products expected to be introduced in 2007. North American operating profit was negatively impacted in 2005 by a loss of approximately $23,000 in the electronic games category, which included charges associated with inventory obsolescence and customer allowances related to plug and play games.

North American segment net revenues for the year ended December 25, 2005 increased 4% to $2,038,556 from $1,956,031 in 2004. North American revenues were positively impacted in 2005 by currency translation by approximately $11,300 due to the stronger Mexican Peso and Canadian Dollar. The increase in volume was predominantly due to increased revenues from STAR WARS related products as the result of the theatrical and DVD release of STAR WARS EPISODE III: REVENGE OF THE SITH in 2005. In addition to the increase from STAR WARS related products, North American net revenues were also positively impacted by the reintroduction of LITTLEST PET SHOP products as well as increased sales of NERF products. These increases were partially offset by decreased games sales in 2005, primarily MAGIC: THE GATHERING and DUEL MASTERS trading card games. Net revenues in 2005 were also negatively impacted by decreased sales of VIDEONOW and FURREAL FRIENDS products as well as the continued decline in BEYBLADE products.

North American segment operating profit increased slightly to $165,676 in 2005 from $163,786 in 2004. Increased gross profit primarily resulting from higher net revenues was partially offset by higher royalty and amortization expense associated with higher sales of STAR WARS products. 2005 operating profit was also positively impacted by decreased advertising expense due to the high percentage of net revenues that represented STAR WARS products, which do not require as much advertising and promotion to raise awareness as an internally-developed product would. North American operating profit was negatively impacted in 2005 by a loss of approximately $23,000 in the electronic games category, which included charges associated with inventory obsolescence and customer allowances related to plug and play games. Currency translation had a positive impact of approximately $1,900 on the operating profit of the North American segment in 2005.

International

International segment net revenues for the year ended December 31, 2006 decreased by 3% to $959,319 from $988,591 in 2005. In 2006 net revenues were positively impacted by currency translation by approximately $24,300 as a result of a weaker U.S. dollar. The decrease in net revenues was primarily the result of decreased sales of STAR WARS products in 2006 as well as decreased sales of FURBY and DUEL MASTERS products. These decreases were partially offset by increased revenues from LITTLEST PET SHOP, PLAYSKOOL and MONOPOLY products. To a lesser extent, 2006 net revenues were also positively impacted by increased sales of MY LITTLE PONY, TRANSFORMERS, and PLAY-DOH products as well as the reintroduction of the BABY ALIVE doll.

International segment operating profit decreased 15% to $90,893 in 2006 from $106,435 in 2005. Operating profit in 2006 was positively impacted by approximately $4,900 due to the translation of foreign currencies to the U.S. dollar. The decrease in operating profit is the result of decreased gross profit primarily as the result of the decrease in net revenues, partially offset by decreases in royalties and amortization expense as a result of the decrease in sales of STAR WARS products.

International segment net revenues for the year ended December 25, 2005 increased by 1% to $988,591 from $977,128 in 2004. In 2005, net revenues were negatively impacted by approximately $10,000 as a result of the stronger U.S. dollar. The increase in revenues was primarily the result of increased sales of STAR WARS products in 2005 and, to a lesser extent, the successful reintroduction of LITTLEST PET SHOP and FURBY products and the introduction of B-DAMAN products. These increases were partly offset by decreased sales of BEYBLADE and ACTION MAN products as well as decreased sales of FURREAL FRIENDS and VIDEONOW products. Revenues for board games grew internationally in 2005, while the Company experienced decreased revenues in its trading card games, primarily DUEL MASTERS and MAGIC: THE GATHERING.

International operating profit increased 13% to $106,435 in 2005 from $94,487 in 2004. Increased gross profit as a result of increased revenues was partially offset by higher amortization and royalty expenses as a result of the higher sales of licensed products, primarily STAR WARS products, in 2005. International operating profit was negatively impacted by approximately $4,500 due to the translation of foreign currencies to the U.S. dollar.

Gross Profit

The Company's gross profit margin increased to 58.6% for the year ended December 31, 2006 from 58.3% in 2005. This increase is due to increased revenues from certain core brand products that have higher gross margins, such as LITTLEST PET SHOP products and traditional board games, such as MONOPOLY. Gross profit in 2006 was negatively impacted by a charge of approximately $10,300 related to the Company's decision to transfer certain manufacturing activities from its Ireland manufacturing facility to its suppliers in China. Gross margin in 2005 was also negatively impacted by inventory obsolescence and customer allowances on plug and play games.

The Company's gross profit margin increased slightly to 58.3% for the year ended December 25, 2005 from 58.2% in 2004. This increase was primarily due to increased sales of STAR WARS products. Gross profit margin in 2005 was also impacted by decreased sales of VIDEONOW products that have lower gross margins. These increases were largely offset by inventory obsolescence and customer allowances on plug and play games as well as lower sales of trading card games that carry a higher gross margin.

The Company aggressively monitors its levels of inventory, attempting to avoid unnecessary expenditures of cash and potential charges related to obsolescence. The Company's failure to accurately predict and respond to consumer demand could result in overproduction of less popular items, which could result in higher obsolescence costs, causing a reduction in gross profit.

Expenses

The Company's operating expenses, stated as percentages of net revenues, are illustrated below for the three fiscal years ended December 31, 2006:

	2006	2005	2004
Amortization	2.5%	3.3%	2.4%
Royalties	5.4	8.0	7.4
Research and product development	5.4	4.9	5.2
Advertising	11.7	11.8	12.9
Selling, distribution and administration	21.7	20.2	20.5

Amortization expense decreased to $78,934 in 2006 from $102,035 in 2005. This decrease was due to decreased amortization of STAR WARS property rights as a result of the decrease in sales of STAR WARS products in 2006. Amortization of these property rights is based on actual sales of products as a portion of total expected sales of related products related to this licensing right. Amortization is generally higher in years where theatrical or DVD releases occur, such as in 2005. Amortization expense increased to $102,035 in 2005 from $70,562 in 2004 as a result of increased amortization of STAR WARS property rights due to the theatrical and DVD releases of STAR WARS EPISODE III: REVENGE OF THE SITH.

Royalty expense decreased to $169,731 or 5.4% of net revenues in 2006 compared to $247,283 or 8.0% of net revenues in 2005. This decrease primarily relates to the decrease in sales of STAR WARS products in 2006, as a higher percentage of net revenues were from the Company's core brands. Royalty expense in 2005 increased to $247,283 or 8.0% of net revenues in 2005 from $223,193 or 7.4% of net revenues in 2004. Increased royalty expense in 2005 related primarily to increased sales of STAR WARS related products. The increase from STAR WARS products was partially offset by lower sales of BEYBLADE, SHREK and DISNEY products. The Company expects royalty expense to increase in both dollars and as a percentage of net revenues in 2007 compared to 2006, due to significant anticipated revenues from MARVEL products in 2007 primarily due to the anticipated release of SPIDER-MAN 3 in May. In addition, in 2007, the Company will incur additional royalty expense on certain sales of TRANSFORMERS products that are related to the major motion picture release anticipated in July of 2007.

Research and product development expense increased in 2006 to $171,358 or 5.4% of net revenues from $150,586 or 4.9% of net revenues in 2005. This increase is the result of development expenses related to the MARVEL line of products as well as increased investment in the PLAYSKOOL line. Research and product development decreased in 2005 to $150,586 or 4.9% of net revenues from $157,162 or 5.2% of net revenues in 2004. The decrease reflected increased efficiencies in the product development of certain toy lines resulting from a realignment in 2004. This realignment streamlined the workforce of these toy lines and moved certain product development activity outside of the U.S. While the Company strives to incur these costs in the most efficient manner possible, investment in research and product development costs is an important component to the Company's strategy to grow core brands and to create new and innovative toy and game products.

Advertising expense in 2006 was $368,996 or 11.7% of net revenues which was consistent with the 2005 expense of $366,371 or 11.8% of net revenues. Advertising expense in 2005 decreased in dollars and as a percentage of net revenues from $387,523 or 12.9% of net revenues in 2004. The Company continues to focus on marketing to raise awareness of its core brands, as well as to introduce new products.

Selling, distribution and administration expenses were $682,214 or 21.7% of net revenues in 2006 compared to $624,560 or 20.2% in 2005. Approximately $20,000 of this increase relates to the Company's adoption of SFAS 123R in 2006 which required that the Company measure all stock-based compensation awards using a fair value method and record such expense in its financial statements. The remainder of the increase primarily relates to increased sales and marketing expense in 2006 associated with the higher level of sales and increased bonus and incentive provisions due to the strong performance of the Company in 2006. Selling, distribution and administration expenses increased in dollars but decreased as a percentage of net revenues to $624,560 or 20.2% of net revenues in 2005, from $614,401 or 20.5% of net revenues in 2004. The increase in administration costs in dollars in 2005 over 2004 primarily reflected increased performance incentive bonus provisions reflecting the Company's improved performance.

Interest Expense

Interest expense continued to decrease in 2006 to $27,521 from $30,537 in 2005 and $31,698 in 2004. Decreases in interest expense resulting from lower levels of debt were partially offset by increases resulting from higher interest rates in 2006. The decrease in interest expense mainly reflects the reduction in the Company's long-term debt. The Company repurchased or repaid principal amounts of long-term debt of $32,743 in 2006, $93,303 in 2005, and $56,697 in 2004. The Company will continue to review the amount of long-term debt outstanding as part of its strategic capital structure objective of maintaining a debt to capitalization ratio between 25% and 30%.

Interest Income

Interest income was $27,609 in 2006 compared to $24,157 in 2005 and $7,729 in 2004. Interest income includes $5,200 in 2006 related to a long-term deposit that was refunded during 2006 and approximately $4,100 in 2005 related to an IRS settlement. The increase in interest income reflects the Company's strong financial position. During a portion of 2006, the Company invested excess cash in auction rate securities, which generated a higher rate of return and contributed to the increase in interest income in 2006. In recent years the Company has reduced its long-term debt which has reduced cash required to service debt and allowed the Company to retain and invest excess cash.

Other (Income) Expense, Net

Other (income) expense, net of $34,977 in 2006 compares to $(6,772) in 2005 and $8,955 in 2004. The major component of other (income) expense is non-cash (income) expense related to the change in fair value of certain warrants required to be classified as a liability. These warrants are required to be adjusted to their fair value each quarter through earnings. For 2006, 2005 and 2004, expense (income) related to the change in fair value of these warrants was $31,770, $(2,080) and $(12,710), respectively. The fair value of these warrants is primarily affected by the Company's stock price, but is also affected by the Company's stock price volatility and dividends, as well as risk-free interest rates. Assuming the Company's stock volatility and dividend payments, as well as risk-free interest rates remain constant, the fair value of the warrants would increase and the Company would recognize a charge to earnings as the price of the Company's stock increases. If the price of the Company's stock decreases and the Company's stock volatility, dividend payments, and the risk-free interest rates remain constant, the fair value of the warrants will decrease and the Company will recognize income. Based on a hypothetical increase in the Company's stock price to $30.00 per share at December 31, 2006 from its actual price of $27.25 a share on that date, the Company would have recognized a non-cash charge of approximately $52,190 rather than actual non-cash charge recorded of $31,770 for the year ended December 31, 2006, to reflect the change in the fair value of the warrants from their fair value of $123,860 at December 25, 2005.

In addition to the above, other (income) expense, net in 2006 and 2004 also include $2,629 and $8,988, respectively, representing write-downs of the value of the common stock of Infogrames, held by the Company as an available-for-sale investment. This write-down resulted from an other-than-temporary decline in the fair value of this investment.

Income Taxes

Income tax expense was 32.6% of pretax earnings in 2006 compared with 31.8% of pretax earnings in 2005 and 24.6% of pretax earnings in 2004. Income tax expense for 2006 includes approximately $7,800 of discrete tax events, primarily relating to the settlement of various tax exams in multiple jurisdictions. Income tax expense for 2005 includes approximately $25,800 related to the repatriation of $547,000 of foreign earnings pursuant to the special incentive provided by the American Jobs Creation Act of 2004. Income tax expense for 2005 was also reduced by approximately $4,000, due primarily to the settlement of an Internal

Revenue Service examination of tax years ending in December 2001. Absent these items and the effect of the adjustment of certain warrants to their fair value, which has no tax effect, the 2006 effective tax rate would have been 27.6% compared with 24.9% in 2005 and 25.9% in 2004. The increase in the adjusted rate to 27.6% in 2006 from 24.9% in 2005 was the result of higher earnings in jurisdictions with higher statutory tax rates. The decrease in the adjusted rate, to 24.9% in 2005 from 25.9% in 2004, was due to the tax impact of higher operating profits in jurisdictions with lower statutory tax rates.

Liquidity and Capital Resources

The Company has historically generated a significant amount of cash from operations. In 2006, the Company funded its operations and liquidity needs primarily through cash flows from operations, and, when needed, proceeds from its accounts receivable securitization program and borrowings under its unsecured credit facilities. During 2007, the Company expects to continue to fund its working capital needs primarily through operations and, when needed, using proceeds from the accounts receivable securitization program and borrowings under its available lines of credit. The Company believes that the funds available to it, including cash expected to be generated from operations and funds available through its securitization program and other available lines of credit, are adequate to meet its needs for 2007.

During the last five fiscal years, as part of its strategy of reducing long-term debt and its overall debt-to-capitalization ratio, the Company has repurchased or repaid approximately $679,000 in aggregate principal amount of long-term debt, primarily using cash from operations. Remaining principal amounts of long-term debt at December 31, 2006, were $494,983. The Company believes that the reduction in its debt-to-capitalization ratio has improved its liquidity situation by decreasing cash required to service outstanding debt and increasing the ability of the Company to obtain additional financing should the need to do so arise in the future.

At December 31, 2006, cash and cash equivalents, net of short-term borrowings, were $704,818 compared to $927,592 and $707,043 at December 25, 2005 and December 26, 2004, respectively. Hasbro generated $320,647, $496,624, and $358,506 of cash from its operating activities in 2006, 2005 and 2004, respectively. The higher cash flows from operations in 2005 compared to 2006 and 2004 is primarily due to the mix of products in 2005 net revenues. Net earnings in 2005 included increased non-cash expenses primarily as a result of increased STAR WARS revenues. Increased royalty expense in 2005 related to revenues from STAR WARS products, most of which had been paid in prior years. In 2006 and 2005, operating cash flows were impacted by royalty advances paid of $105,000 and $35,000 related to MARVEL and STAR WARS agreements, respectively. In addition, the Company had increased amortization expense in 2005, which did not impact the cash flows from operations.

Accounts receivable increased to $556,287 at December 31, 2006 from $523,232 at December 25, 2005. Fourth quarter days sales outstanding increased slightly to 45 days in 2006 from 44 days in 2005. Fourth quarter days sales outstanding in 2004 was 49. The increase in days sales outstanding from 2005 primarily reflects increases in international accounts receivable due to the weaker U.S. dollar in 2006. The December 31, 2006 accounts receivable balance includes an increase of approximately $18,800 related to the currency impact of the weaker U.S. dollar. The Company has a revolving accounts receivable securitization facility whereby the Company is able to sell undivided interests in qualifying accounts receivable on an ongoing basis. At December 31, 2006 and December 25, 2005, there was $250,000 sold at each period-end under this program.

Inventories increased to $203,337 at December 31, 2006 from $179,398 at December 25, 2005. The increase in inventory represents higher levels of inventory at December 31, 2006 primarily due to anticipated sales of MARVEL products in early 2007. In addition, inventories increased approximately $6,100 due to the weaker U.S. dollar in 2006. The decrease in inventory to $179,398 at December 25, 2005 from $194,780 at December 26, 2004 reflects higher levels of inventory at December 26, 2004 due to lower levels of sales in the fourth quarter of 2004 and, to a lesser extent, lower international inventories in U.S. dollars as a result of the stronger U.S. dollar in 2005.

Prepaid expenses and other current assets increased to $243,291 at December 31, 2006 from $185,297 at December 25, 2005. This increase is primarily due to a royalty advance paid to MARVEL in 2006, of which approximately $87,400 is recorded in prepaid assets and $12,930 is shown in long-term assets at December 31, 2006. Prepaid expenses and other current assets decreased to $185,297 in 2005 from $219,735 in 2004. This decrease is primarily related to decreased prepaid royalties as a result of the increased sales of STAR WARS products in 2005. Generally, when the Company enters into a licensing agreement for entertainment-based properties, an advance royalty payment is required at the inception of the agreement. This payment is then recognized in the consolidated statement of operations as the related sales are recorded. The decrease related to prepaid royalties was partially offset by increased deferred taxes. With respect to the MARVEL and STAR WARS licenses, the Company has prepaid royalties recorded in both current and non-current assets.

Accounts payable and accrued expenses increased to $895,311 at December 31, 2006 from $863,280 at December 25, 2005. $31,770 of this increase relates to the increase in fair value of the Lucas warrants that the Company is required to record as liabilities under SFAS 150. As a result of SFAS 150, the Company classifies these warrants containing a put option as a current liability and adjusts the amount of this liability to its fair value on a periodic basis. Increases from higher accrued bonus and incentive payments as a result of the Company's strong performance in 2006 were offset by decreases in other accrued amounts, principally accrued royalties. Accounts payable and accrued expenses increased to $863,280 at December 25, 2005 from $806,528 at December 26, 2004. This primarily reflected an increase in accrued income taxes primarily as a result of improved earnings in 2005 and, to a lesser extent, taxes payable related to earnings repatriated under the American Jobs Creation Act (the "Act"). In December 2005, the Company repatriated approximately $547,000 under this Act. The increase from accrued income taxes was partially offset by lower accrued royalties at December 25, 2005 due to lower sales of BEYBLADE and SHREK products in the fourth quarter of 2005. These contracts did not require the Company to prepay royalties and these amounts were paid in arrears.

Cash flows from investing activities were a net utilization of $83,604, $120,671, and $84,967 in 2006, 2005, and 2004, respectively. During 2005, the Company expended $65,000 to reacquire the digital gaming rights for its owned or controlled properties from Infogrames Entertainment SA (Infogrames). These rights were previously held by Infogrames on an exclusive basis as a result of a licensing agreement entered into during 2000. In addition, the Company expended $14,179 to purchase the assets of Wrebbit Inc., a Montreal-based creator and manufacturer of innovative puzzles. In 2005, the Company also had proceeds from the sales of property, plant and equipment of $33,083. These proceeds came primarily from the sale of the Company's former manufacturing facility in Spain. During 2006, the Company expended approximately $82,000 on additions to its property, plant and equipment while during 2005 and 2004 it expended approximately $71,000 and $79,000, respectively. Of these amounts, 63% in 2006, 61% in 2005, and 58% in 2004 were for purchases of tools, dies and molds related to the Company's products. In 2007, the Company expects capital expenditures to increase and be in the range of $90,000 to $110,000, primarily as the result of increased tooling requirements for the MARVEL line. During the three years ended December 31, 2006, depreciation and amortization of plant and equipment was $67,773, $78,097, and $75,618, respectively. In 2004, the Company acquired the remaining unowned interest in its Latin America operations for total consideration of $9,824. This purchase resulted in an increase in goodwill in the amount of $9,390. The Company made no acquisitions of businesses in 2006.

The Company commits to inventory production, advertising and marketing expenditures prior to the peak third and fourth quarter retail selling season. Accounts receivable increase during the third and fourth quarter as customers increase their purchases to meet expected consumer demand in the holiday season. Due to the concentrated timeframe of this selling period, payments for these accounts receivable are generally not due until the fourth quarter or early in the first quarter of the subsequent year. This timing difference between expenditures and cash collections on accounts receivable makes it necessary for the Company to borrow varying amounts during the year. During 2006, 2005 and 2004, the Company primarily utilized cash from operations and its accounts receivable securitization program to fund its operations.

The Company is party to an accounts receivable securitization program, which was amended in December 2006, whereby the Company sells, on an ongoing basis, substantially all of its U.S. trade accounts receivable to a bankruptcy remote special purpose entity, Hasbro Receivables Funding, LLC ("HRF"). HRF is consolidated with the Company for financial reporting purposes. The securitization program then allows HRF to sell, on a revolving basis, an undivided interest of up to $250,000 in the eligible receivables it holds to certain bank conduits. During the period from the first day of the October fiscal month through the last day of the following January fiscal month, this limit is increased to $300,000. The program provides the Company with a cost-effective source of working capital. Based on the amount of eligible accounts receivable as of December 31, 2006, the Company had $300,000 available to sell under this program of which $250,000 was utilized.

In June 2006, the Company entered into a five-year revolving credit agreement (the "Agreement") which provides the Company with a $300,000 committed borrowing facility that replaced the prior credit facility. The Company has the ability to request increases in the committed facility in additional increments of at least $50,000, up to a total of committed facility of $500,000. The Company is not required to maintain compensating balances under the Agreement. The Agreement contains certain financial covenants setting forth leverage and coverage requirements, and certain other limitations typical of an investment grade facility, including with respect to liens, mergers and incurrence of indebtedness. The Company was in compliance with all covenants as of and for the fiscal year ended December 31, 2006. The Company had no borrowings outstanding under its committed revolving credit facility at December 31, 2006. The Company also has other uncommitted lines from various banks, of which approximately $37,755 was utilized at December 31, 2006. Amounts available and unused under the committed line at December 31, 2006 were approximately $297,131.

Net cash utilized by financing activities was $467,279 in 2006. Of this amount, $456,744, which includes transaction costs, was used to repurchase shares of the Company's common stock. In July 2006, the Company's Board of Directors authorized the repurchase of an additional $350,000 in common stock subsequent to the full utilization of the Board of Director's May 2005 authorization of $350,000. During 2006, the Company repurchased 22,767 shares at an average price of $20.03. In addition, $32,743 was used to repay long-term debt. Dividends paid were $75,282 in 2006 reflecting the increase in the Company's quarterly dividend rate to $.12 per share in 2006 compared to $.09 per share in 2005. These uses of cash were partially offset by cash receipts of $86,257 from the exercise of employee stock options.

Net cash utilized by financing activities was $158,641 in 2005. This amount included repayments in principal amount of long-term debt totaling $93,303. These amounts primarily related to $71,970 of bonds that matured in November of 2005. The remaining amount related to repayment of long-term debt associated with the Company's former manufacturing facility in Spain. Dividends paid increased to $58,901 as a result of the increase of the quarterly dividend rate to $0.09 in 2005 from $0.06. In 2005, the Company repurchased 2,386 shares at an average price of $20.10 under the Board of Director's May 2005 authorization. The total cost of these repurchases, including transaction costs, was $48,030. The Company received $45,278 in 2005 in proceeds from the exercise of employee stock options.

Net cash utilized by financing activities was $75,824 in 2004. This amount included repurchases in principal amount of long-term debt totaling $56,697 in connection with the Company's strategy of reducing its overall debt and improving its debt-to-capitalization ratio. The Company received $25,836 from the exercise of stock options during the year. Cash paid for dividends in 2004 was $37,088.

At December 31, 2006, the Company has outstanding $249,996 in principal amount of senior convertible debentures due 2021. The senior convertible debentures bear interest at 2.75%, which could be subject to an upward adjustment in the rate, not to exceed 11%, should the price of the Company's stock trade at or below $9.72 per share for 20 of the 30 trading days preceding the fifth day prior to an interest payment date. This contingent interest feature represents a derivative instrument that is recorded on the balance sheet at its fair value, with changes in fair value recognized in the statement of operations. If the closing price of the Company's stock exceeds $23.76 for at least 20 trading days, within the 30 consecutive trading day period ending on the last trading day of the calendar quarter, or upon other specified events, the debentures will be convertible at an initial conversion price of $21.60 in the next calendar quarter. At December 31, 2006, this conversion feature was met and the bonds are convertible through March 31, 2007 at which time the conversion feature will be reassessed. In addition, if the closing price of the Company's stock exceeds $27.00 for at least 20 trading days in any 30 day period, the Company has the right to call the debentures by giving notice to the holders of the debentures. During a prescribed notice period, the holders of the debentures have the right to convert their debentures in accordance with the conversion terms described above. The holders of these debentures may also put the notes back to Hasbro in December 2011 and December 2016 at the original principal amount. At that time, the purchase price may be paid in cash, shares of common stock or a combination of the two, at the Company's discretion. While the Company's current intent is to settle in cash any puts exercised, there can be no guarantee that the Company will have the funds necessary to settle this obligation in cash. On December 1, 2005, the holders of these debentures had the option to put these notes back to Hasbro. On that date, the Company redeemed $4 of these notes in cash.

The Company has remaining principal amounts of long-term debt at December 31, 2006 of approximately $494,983. As detailed below in Contractual Obligations and Commercial Commitments, this debt is due at varying times from 2008 through 2028. In addition, the Company is committed to guaranteed royalty and other contractual payments of approximately $91,890 in 2007, which includes $70,000 of royalty commitments related to a contract signed in January 2006 with Marvel Entertainment, Inc. and Marvel Characters, Inc. Also, as detailed in Contractual Obligations and Commercial Commitments, the Company has certain warrants, currently recorded in accrued liabilities, that may be settleable for, at the Company's option, $100,000 in cash or $110,000 in the Company's stock, such stock being valued at the time of the exercise of the option. The Company believes that cash from operations, including the securitization facility, and, if necessary, its line of credit, will allow the Company to meet these and other obligations listed. The Company will continue to review the amount of long-term debt outstanding as part of its strategic capital structure objective of maintaining a debt to capitalization ratio between 25% and 30%.

In July 2006, the Company's Board of Directors authorized the repurchase of up to $350,000 in common stock, replacing a fully utilized prior authorization of $350,000 dated May 2005. Purchases of the Company's common stock may be made in the open market or through privately negotiated transactions. The Company has no obligation to repurchase shares under the open authorization, and the timing, actual number, and the value of the shares that are repurchased will depend on a number of factors, including the price of the Company's stock. The Company may suspend or discontinue the program at any time and there is no expiration date. In 2006, the Company repurchased 22,767 shares at an average price of $20.03 under these authorizations. The total cost of these repurchases, including transaction costs, was $456,744.

Critical Accounting Policies and Significant Estimates

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. As such, management is required to make certain estimates, judgments and assumptions that it believes are reasonable based on the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the periods presented. The significant accounting policies which management believes are the most critical to aid in fully understanding and evaluating the Company's reported financial results include sales allowances, inventory valuation, recoverability of goodwill and intangible assets, recoverability of royalty advances and commitments, pension costs and obligations, and stock-based compensation.

Sales Allowances

Sales allowances for customer promotions, discounts and returns are recorded as a reduction of revenue when the related revenue is recognized. Revenue from product sales is recognized upon passing of title to the customer, generally at the time of shipment. Revenue from product sales, less related sales allowances, is added to royalty revenue and reflected as net revenues in the consolidated statements of operations. The Company routinely commits to promotional sales allowance programs with customers. These allowances primarily relate to fixed programs, which the customer earns based on purchases of Company products during the year. Discounts are recorded as a reduction of related revenue at the time of sale. While many of the allowances are based on fixed amounts, certain of the allowances, such as the returns allowance, are based on market data, historical trends and information from customers and are therefore subject to estimation. For its allowance programs that are not fixed, such as returns, the Company estimates these amounts using a combination of historical experience and current market conditions. These estimates are reviewed periodically against actual results and any adjustments are recorded at that time as an increase or decrease to net revenues. During 2006, there have been no material adjustments to the Company's estimates.

Inventory Valuation

Inventory is valued at the lower of cost or market. Based upon a consideration of quantities on hand, actual and projected sales volume, anticipated product selling prices and product lines planned to be discontinued, slow-moving and obsolete inventory is written down to its net realizable value. Failure to accurately predict and respond to consumer demand could result in the Company under producing popular items or overproducing less popular items. Management estimates are monitored on a quarterly basis and a further adjustment to reduce inventory to its net realizable value is recorded, as an increase to cost of sales, when deemed necessary under the lower of cost or market standard. During 2006, there have been no material adjustments to the Company's estimates.

Recoverability of Goodwill and Intangible Assets

Goodwill and other intangible assets deemed to have indefinite lives are tested for impairment at least annually. If an event occurs or circumstances change that indicate that the carrying value may not be recoverable, the Company will perform an interim test at that time. The impairment test begins by allocating goodwill and intangible assets to applicable reporting units. Goodwill is then tested using a two step process that begins with an estimation of the fair value of the reporting unit using an income approach, which looks to the present value of expected future cash flows.

The first step is a screen for potential impairment while the second step measures the amount of impairment if there is an indication from the first step that one exists. Intangible assets with indefinite lives are tested for impairment by comparing their carrying value to their estimated fair value which is also calculated using an income approach. The Company's annual impairment test was performed in the fourth quarter of 2006 and no impairment was indicated. The estimation of future cash flows requires significant judgments and estimates with respect to future revenues related to the respective asset and the future cash outlays related to those revenues. Actual revenues and related cash flows or changes in anticipated revenues and related cash flows could result in a change in this assessment and result in an impairment charge. The estimation of discounted cash flows also requires the selection of an appropriate discount rate. The use of different assumptions would increase or decrease estimated discounted cash flows and could increase or decrease the related impairment charge. At December 31, 2006, the Company has goodwill and intangible assets with indefinite lives of $545,676 recorded on the balance sheet.

Intangible assets, other than those with indefinite lives, are amortized over their estimated useful lives and are reviewed for indications of impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. Recoverability of the value of these intangible assets is measured by a comparison of the assets' carrying value to the estimated future undiscounted cash flows expected to be generated by the asset. If such assets were considered to be impaired, the impairment would be measured by the amount by which the carrying value of the asset exceeds its fair value based on estimated future discounted cash flows. The estimation of future cash flows requires significant judgments and estimates with respect to future revenues related to the respective asset and the future cash outlays related to those revenues. Actual revenues and related cash flows or changes in anticipated revenues and related cash flows could result in a change in this assessment and result in an impairment charge. The estimation of discounted cash flows also requires the selection of an appropriate discount rate. The use of different assumptions would increase or decrease estimated discounted cash flows and could increase or decrease the related impairment charge. Intangible assets covered under this policy were $456,519 at December 31, 2006. During 2006, there were no impairment charges related to these intangible assets.

Recoverability of Royalty Advances and Commitments

The recoverability of royalty advances and contractual obligations with respect to minimum guaranteed royalties is assessed by comparing the remaining minimum guaranty to the estimated future sales forecasts and related cash flow projections to be derived from the related product. If sales forecasts and related cash flows from the particular product do not support the recoverability of the remaining minimum guaranty or, if the Company decides to discontinue a product line with royalty advances or commitments, a charge to royalty expense to write-off the remaining minimum guaranty is required. The preparation of revenue forecasts and related cash flows for these products requires judgments and estimates. Actual revenues and related cash flows or changes in the assessment of anticipated revenues and cash flows related to these products could result in a change to the assessment of recoverability of remaining minimum guaranteed royalties. At December 31, 2006, the Company had $181,561 of prepaid royalties, $116,792 of which are included in prepaid expenses and other current assets and $64,769 which are included in other assets.

Pension Costs and Obligations

The Company, except for certain international subsidiaries, has pension plans covering substantially all of its full-time employees. Pension expense is based on actuarial computations of current and future benefits using estimates for expected return on assets, expected compensation increases, and applicable discount rates.

The estimates for the Company's domestic plans are established at the Company's measurement date of September 30 to measure the liabilities and assets of the plans as of that date and to establish the expense for the upcoming year. As a result of the Company's adoption of Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans", ("SFAS No. 158") in December 2006, the Company will be required to change the measurement date for its pension plans to match its year-end date by 2008.

The Company estimates expected return on assets using a weighted average rate based on historical market data for the investment classes of assets held by the plan, the allocation of plan assets among those investment classes, and the current economic environment. Based on this information, the Company's estimate of expected return on domestic plan assets was 8.75% in 2006, 2005 and 2004. A decrease in the estimate used for expected return on plan assets would increase pension expense, while an increase in this estimate would decrease pension expense. A decrease of .25% in the estimate of expected return on plan assets would have increased 2006 pension expense for U.S. plans by approximately $550.

Expected compensation increases are estimated using a combination of historical and expected compensation increases. Based on this analysis, the Company's estimate of expected long-term compensation increases for its U.S. plans was 4.0% in 2006, 2005 and 2004. Increases in estimated compensation increases would result in higher pension expense while decreases would lower pension expense.

Discount rates are selected based upon rates of return at the measurement date on high quality corporate bond investments currently available and expected to be available during the period to maturity of the pension benefits. Based on this long-term corporate bond yield at September 30, 2006, the Company's measurement date for its pension assets and liabilities, the Company's discount rate for its domestic plans used for the calculation of 2007 pension expense was 5.75% compared to a rate of 5.50% used in the calculation of 2006 pension expense and 5.75% used in the calculation of 2005 pension expense. A decrease in the discount rate would result in greater pension expense while an increase in the discount rate would decrease pension expense. A decrease of .25% in the Company's discount rate would have increased 2006 pension expense and the 2006 projected benefit obligation by approximately $756 and $9,395, respectively.

In accordance with Statement of Financial Accounting Standards No. 87, "Employers Accounting for Pensions", actual results that differ from the actuarial assumptions are accumulated and, if outside a certain corridor, amortized over future periods and, therefore generally affect recognized expense in future periods. In December 2006, the Company adopted SFAS No. 158, which required that the funded status of the plans be recognized on the Company's balance sheet and any unrecognized gains or losses be recorded to accumulated other comprehensive income. At December 31, 2006, the Company has unrecognized actuarial losses of $48,879 included in accumulated other comprehensive income related to its defined benefit pension plans. Assets in the plan are valued on the basis of their fair market value on the measurement date.

Stock-Based Compensation

The Company has a stock-based compensation plan for employees and non-employee members of the Company's Board of Directors. Under this plan, the Company grants stock options at or above the fair market value of the Company's stock. On December 26, 2005, the first day of fiscal 2006, the Company adopted SFAS 123R, which requires the Company to measure all stock-based compensation awards using a fair value method and record such expense in its consolidated financial statements. The Company uses the Black-Scholes option pricing model to value the stock options that are granted under these plans. The Black-Scholes method includes four significant assumptions: (1) expected term of the options, (2) risk-free interest rate, (3) expected dividend yield, and (4) expected stock price volatility. For the Company's 2006 stock option grant, the weighted average expected term was approximately 5 years. This amount is based on a review of employees' exercise history relating to stock options as well as the contractual term of the option. The weighted average risk-free interest rate used for 2006 stock option grants was 4.98%. This estimate was based on the interest rate available on U.S. treasury securities with durations that approximate the expected term of the option. For 2006 stock option grants, the weighted average expected dividend yield used was 2.55% which is based on the Company's current annual dividend amount divided by the stock price on the date of the grant. The weighted average expected stock price volatility used for 2006 stock option grants was 24%. This amount was derived using a combination of historical price volatility over the most recent period approximating the expected term of the option and implied price volatility. Implied price volatility represents the volatility implied in publicly traded options on the Company's stock, which the Company believes represents the expected future volatility of the Company's stock price. The Company believes that since this is a market-based estimate, it can provide a better estimate of expected future volatility.

In July 2006, as part of its employee stock-based compensation plan, the Company issued contingent stock performance awards, which provide the recipients with the ability to earn shares of the Company's common stock based on the Company's achievement of stated cumulative diluted earnings per share and cumulative net revenue targets over a ten quarter period beginning July 3, 2006 and ending December 28, 2008. Each award has a target number of shares of common stock associated with such award which may be earned by the recipient if the Company achieves the stated diluted earnings per share and net revenue targets. The measurement of the expense related to this award is based on the Company's current estimate of revenues and diluted earnings per share over the performance period. Changes in these estimates may impact the expense recognized related to these awards.

Contractual Obligations and Commercial Commitments

In the normal course of its business, the Company enters into contracts related to obtaining rights to produce product under license, which may require the payment of minimum guarantees, as well as contracts related to the leasing of facilities and equipment. In addition, the Company has $494,983 in principal amount of long-term debt outstanding at December 31, 2006, excluding fair value adjustments. Future payments required under these and other obligations as of December 31, 2006 are as follows:

	Payments Due by Fiscal Year						
Certain Contractual Obligations	**2007**	**2008**	**2009**	**2010**	**2011**	**Thereafter**	**Total**
Long-term debt	$ —	135,092	—	—	—	359,891	494,983
Interest payments on long-term debt	22,436	22,436	14,128	14,128	14,128	192,058	279,314
Operating lease commitments	28,149	25,529	21,733	10,979	10,487	22,914	119,791
Future minimum guaranteed contractual payments	91,890	12,380	13,900	41,810	4,800	—	164,780
Purchase commitments	249,554	—	—	—	—	—	249,554
	$392,029	195,437	49,761	66,917	29,415	574,863	1,308,422

The Company's agreement with MARVEL also requires the Company to make minimum expenditures on marketing and promotional activities, including the spending of at least $15,000 associated with the motion picture SPIDER-MAN 3, which is included in purchase commitments above. Certain of the future minimum guaranteed contractual royalty payments are contingent upon the theatrical release of the related entertainment property.

Included in the Thereafter column above is $249,996 in principal amount of senior convertible debt due 2021. The holders of these debentures may put the notes back to the Company in December 2011 and December 2016 at the principal amount. At that time, the purchase price may be paid in cash, shares of common stock or a combination of the two. In addition, at December 31, 2006, these debentures may be converted to shares at an initial conversion price of $21.60 per share through March 31, 2007, at which time the contingent conversion feature will be reassessed. If the Company's stock exceeds $23.76 for at least 20 trading days, within the 30 consecutive trading day period ending on the last trading day of a calendar quarter, or upon other specified events, the debentures will be convertible at the initial conversion price of $21.60.

In addition to the above, the Company has certain warrants outstanding at December 31, 2006 that contain a put option that would require the Company to repurchase the warrants for a price to be paid, at the Company's election, of either $100,000 in cash or $110,000 in shares of the Company's common stock, such stock being valued at the time of the exercise of the option. The Company's current intent is to settle this put option in cash if exercised. In accordance with SFAS 150, these warrants are recorded as a current liability in the amount of $155,630, which represented the fair value of these warrants at December 31, 2006.

In addition, the Company expects to make contributions totaling approximately $7,100 to its pension plans in 2007. The Company also has letters of credit and related instruments of approximately $71,000 at December 31, 2006.

Financial Risk Management

The Company is exposed to market risks attributable to fluctuations in foreign currency exchange rates primarily as the result of sourcing products priced in U.S. dollars, Hong Kong dollars and Euros while marketing those products in more than twenty currencies. Results of operations may be affected primarily by changes in the value of the U.S. dollar, Hong Kong dollar, Euro, British pound, Canadian dollar and Mexican peso and, to a lesser extent, currencies in Latin American and Asia Pacific countries.

To manage this exposure, the Company has hedged a portion of its forecasted foreign currency transactions using forward foreign exchange contracts. The Company estimates that a hypothetical immediate 10% depreciation of the U.S. dollar against foreign currencies could result in an approximate $22,000 decrease in the fair value of these instruments. A decrease in the fair value of these instruments would be substantially offset by decreases in the related forecasted foreign currency transaction.

The Company is also exposed to foreign currency risk with respect to its net cash and cash equivalents or short-term borrowing positions in currencies other than the U.S. dollar. The Company believes, however, that the on-going risk on the net exposure should not be material to its financial condition. In addition, the Company's revenues and costs have been and will likely continue to be affected by changes in foreign currency rates. From time to time, affiliates of the Company may make or receive intercompany loans in currencies other than their functional currency. The Company manages this exposure at the time the loan is made by using foreign exchange contracts. Other than as set forth above, the Company does not hedge foreign currency exposures. The Company reflects all derivatives at their fair value as an asset or liability on the balance sheet. The Company does not speculate in foreign currency exchange contracts. At December 31, 2006, these contracts had unrealized losses of $2,574, which are recorded in accrued liabilities. Included in accumulated other comprehensive income at December 31, 2006 are deferred losses of $2,116, net of tax.

At December 31, 2006, the Company had fixed rate long-term debt, excluding fair value adjustments, of $494,983. At December 31, 2006, the Company had fixed-for-floating interest rate swaps with notional amounts of $75,000. The interest rate swaps are designed to adjust a portion of the Company's debt subject to a fixed interest rate. The interest rate swaps are matched with specific long-term debt issues and are designated and effective as hedges of the change in the fair value of the associated debt. Changes in fair value of these contracts are wholly offset in earnings by changes in the fair value of the related long-term debt. At

December 31, 2006, the fair value of these contracts were a liability of $66, which is included in long-term liabilities, with a corresponding fair value adjustment to decrease long-term debt. Changes in interest rates affect the fair value of fixed rate debt not hedged by interest rate swap agreements while affecting the earnings and cash flows of the long-term debt hedged by the interest rate swaps. The Company estimates that a hypothetical one percentage point decrease or increase in interest rates would increase or decrease the fair value of this long-term debt by approximately $15,600 or $12,800, respectively. A hypothetical one percentage point change in interest rates would increase or decrease 2007 pretax earnings and cash flows by $731 and $377, respectively.

The Economy and Inflation

The principal market for the Company's products is the retail sector. Revenues from the Company's top 5 customers, all retailers, accounted for approximately 53%, 53%, and 50% of its consolidated net revenues in 2006, 2005 and 2004, respectively. In the past three years certain customers in the retail sector have experienced economic difficulty. The Company monitors the creditworthiness of its customers and adjusts credit policies and limits as it deems appropriate.

The Company's revenue pattern continues to show the second half of the year to be more significant to its overall business for the full year. In 2006, approximately 68% of the Company's full year net revenues were recognized in the second half of the year. Although the Company expects that this concentration will continue, particularly as more of its business shifts to larger customers with order patterns concentrated in the second half of the year, this concentration may be less in years where the Company has products related to a major motion picture release that occurs in the first half of the year. In 2007, the Company will have products related to two major motion picture releases, SPIDER-MAN 3 in May of 2007 and TRANSFORMERS in July of 2007. The concentration of sales in the second half of the year increases the risk of (a) underproduction of popular items, (b) overproduction of less popular items, and (c) failure to achieve tight and compressed shipping schedules. The business of the Company is characterized by customer order patterns which vary from year to year largely because of differences in the degree of consumer acceptance of a product line, product availability, marketing strategies, inventory levels, policies of retailers and differences in overall economic conditions. The trend of larger retailers has been to maintain lower inventories throughout the year and purchase a greater percentage of product within or close to the fourth quarter holiday consumer selling season, which includes Christmas.

Quick response inventory management practices now being used result in more orders being placed for immediate delivery and fewer orders being placed well in advance of shipment. To the extent that retailers do not sell as much of their year-end inventory purchases during this holiday selling season as they had anticipated, their demand for additional product earlier in the following fiscal year may be curtailed, thus negatively impacting the Company's revenues. In addition, the bankruptcy or other lack of success of one of the Company's significant retailers could negatively impact the Company's future revenues.

The effect of inflation on the Company's operations during 2006 was not significant and the Company will continue its policy of monitoring costs and adjusting prices, accordingly.

Other Information

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), which applies to all tax positions accounted for under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". FIN 48 prescribes a two step process for the measurement of uncertain tax positions that have been taken or are expected to be taken in a tax return. The first step is a determination of whether the tax position should be recognized in the financial statements. The second step determines the measurement of the tax position. FIN 48 also provides guidance on derecognition of such tax positions, classification, interest and penalties, accounting in interim periods and disclosure. FIN 48 was applicable to the Company as of January 1, 2007, the first day of fiscal 2007. The adoption of FIN 48 is expected to decrease the Company's current liabilities and increase the Company's long-term liabilities. Overall, tax liabilities are not expected to change by a material amount.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements", ("SFAS No. 157") which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is applicable for the Company as of December 31, 2007, the first day of fiscal 2008. The Company is currently evaluating SFAS No. 157 and the potential effect it will have on its consolidated balance sheet and results of operations.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for the Company beginning January 1, 2008. The Company has not yet determined the impact, if any, from the adoption of SFAS No. 159.

The Company is not aware of any material amounts of potential exposure relating to environmental matters and does not believe its environmental compliance costs or liabilities to be material to its operating results or financial position.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk***

The information required by this item is included in Item 7 of Part II of this Report and is incorporated herein by reference.

Item 8. ***Financial Statements and Supplementary Data***

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Hasbro, Inc.:

We have audited the accompanying consolidated balance sheets of Hasbro, Inc. and subsidiaries as of December 31, 2006 and December 25, 2005, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the fiscal years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hasbro, Inc. and subsidiaries as of December 31, 2006 and December 25, 2005, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Hasbro, Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 27, 2007, expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

As discussed in note 10 to the consolidated financial statements, during the first quarter of 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), "Share-Based Payments". As discussed in note 11 to the consolidated financial statements, during the fourth quarter of 2006, the Company adopted Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans".

KPMG LLP

Providence, Rhode Island
February 27, 2007

HASBRO, INC. AND SUBSIDIARIES

Consolidated Balance Sheets
December 31, 2006 and December 25, 2005
(Thousands of dollars except share data)

	2006	2005
ASSETS		
Current assets		
Cash and cash equivalents	$ 715,400	942,268
Accounts receivable, less allowance for doubtful accounts of $27,700 in 2006 and $29,800 in 2005	556,287	523,232
Inventories	203,337	179,398
Prepaid expenses and other current assets	243,291	185,297
Total current assets	1,718,315	1,830,195
Property, plant and equipment, net	181,726	164,045
Other assets		
Goodwill	469,938	467,061
Other intangibles, net	532,257	613,433
Other	194,669	226,409
Total other assets	1,196,864	1,306,903
Total assets	$3,096,905	3,301,143
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Short-term borrowings	$ 10,582	14,676
Current portion of long-term debt	—	32,770
Accounts payable	160,015	152,468
Accrued liabilities	735,296	710,812
Total current liabilities	905,893	910,726
Long-term debt, excluding current portion	494,917	495,619
Other liabilities	158,205	171,322
Total liabilities	1,559,015	1,577,667
Shareholders' equity		
Preference stock of $2.50 par value. Authorized 5,000,000 shares; none issued	—	—
Common stock of $.50 par value. Authorized 600,000,000 shares; issued 209,694,630 shares in 2006 and 2005	104,847	104,847
Additional paid-in capital	322,254	358,199
Deferred compensation	—	(24)
Retained earnings	2,020,348	1,869,007
Accumulated other comprehensive earnings	11,186	15,348
Treasury stock, at cost, 49,074,215 shares in 2006 and 31,744,690 shares in 2005	(920,745)	(623,901)
Total shareholders' equity	1,537,890	1,723,476
Total liabilities and shareholders' equity	$3,096,905	3,301,143

See accompanying notes to consolidated financial statements.

HASBRO, INC. AND SUBSIDIARIES

Consolidated Statements of Operations
Fiscal Years Ended in December
(Thousands of dollars except per share data)

	2006	2005	2004
Net revenues	$3,151,481	3,087,627	2,997,510
Cost of sales	1,303,885	1,286,271	1,251,657
Gross profit	1,847,596	1,801,356	1,745,853
Expenses			
Amortization	78,934	102,035	70,562
Royalties	169,731	247,283	223,193
Research and product development	171,358	150,586	157,162
Advertising	368,996	366,371	387,523
Selling, distribution and administration	682,214	624,560	614,401
Total expenses	1,471,233	1,490,835	1,452,841
Operating profit	376,363	310,521	293,012
Nonoperating (income) expense			
Interest expense	27,521	30,537	31,698
Interest income	(27,609)	(24,157)	(7,729)
Other (income) expense, net	34,977	(6,772)	8,955
Total nonoperating (income) expense	34,889	(392)	32,924
Earnings before income taxes	341,474	310,913	260,088
Income taxes	111,419	98,838	64,111
Net earnings	$ 230,055	212,075	195,977
Per common share			
Net earnings			
Basic	$ 1.38	1.19	1.11
Diluted	$ 1.29	1.09	.96
Cash dividends declared	$ .48	.36	.24

See accompanying notes to consolidated financial statements.

HASBRO, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows
Fiscal Years Ended in December
(Thousands of dollars)

	2006	2005	2004
Cash flows from operating activities			
Net earnings	$ 230,055	212,075	195,977
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization of plant and equipment	67,773	78,097	75,618
Other amortization	78,934	102,035	70,562
Loss on early extinguishment of debt	—	—	1,277
Loss on impairment of investment	2,629	—	8,988
Change in fair value of liabilities potentially settleable in common stock	31,770	(2,080)	(12,710)
Deferred income taxes	24,967	(24,032)	34,624
Stock-based compensation	22,832	74	138
Excess tax benefits from stock-based compensation	(14,959)	—	—
Change in operating assets and liabilities (other than cash and cash equivalents):			
(Increase) decrease in accounts receivable	(10,708)	39,341	75,590
(Increase) decrease in inventories	(17,623)	10,677	(15,838)
(Increase) decrease in prepaid expenses and other current assets	(35,174)	74,531	29,423
Increase (decrease) in accounts payable and accrued liabilities	(20,680)	33,211	(89,735)
Other, including long-term advances	(39,169)	(27,305)	(15,408)
Net cash provided by operating activities	320,647	496,624	358,506
Cash flows from investing activities			
Additions to property, plant and equipment	(82,103)	(70,584)	(79,239)
Investments and acquisitions, net of cash acquired	—	(79,179)	(9,824)
Proceeds from sale of property, plant and equipment	1,197	33,083	4,309
Puchases of short-term investments	(941,120)	—	—
Proceeds from sales of short-term investments	941,120	—	—
Other	(2,698)	(3,991)	(213)
Net cash utilized by investing activities	(83,604)	(120,671)	(84,967)
Cash flows from financing activities			
Repurchases and repayments of borrowings with original maturities of more than three months	(32,743)	(93,303)	(57,974)
Net repayments of other short-term borrowings	(3,726)	(3,685)	(6,598)
Purchase of common stock	(456,744)	(48,030)	—
Stock option transactions	86,257	45,278	25,836
Excess tax benefits from stock-based compensation	14,959	—	—
Dividends paid	(75,282)	(58,901)	(37,088)
Net cash utilized by financing activities	(467,279)	(158,641)	(75,824)
Effect of exchange rate changes on cash	3,368	(46)	6,540
(Decrease) increase in cash and cash equivalents	(226,868)	217,266	204,255
Cash and cash equivalents at beginning of year	942,268	725,002	520,747
Cash and cash equivalents at end of year	$ 715,400	942,268	725,002
Supplemental information			
Interest paid	$ 26,228	33,265	35,781
Income taxes paid	$ 84,901	32,962	40,647

See accompanying notes to consolidated financial statements.

HASBRO, INC. AND SUBSIDIARIES

Consolidated Statements of Shareholders' Equity
(Thousands of dollars)

	Common Stock	Additional Paid-in Capital	Deferred Compensation	Retained Earnings	Accumulated Other Comprehensive Earnings	Treasury Stock	Total Shareholders' Equity
Balance, December 28, 2003	$104,847	397,878	(679)	1,567,693	30,484	(694,983)	1,405,240
Net earnings	—	—	—	195,977	—	—	195,977
Other comprehensive earnings	—	—	—	—	51,904	—	51,904
Comprehensive earnings							247,881
Stock option and warrant transactions	—	(16,748)	—	—	—	45,720	28,972
Restricted stock activity	—	(385)	581	—	—	(104)	92
Dividends declared	—	—	—	(42,461)	—	—	(42,461)
Balance, December 26, 2004	104,847	380,745	(98)	1,721,209	82,388	(649,367)	1,639,724
Net earnings	—	—	—	212,075	—	—	212,075
Other comprehensive loss	—	—	—	—	(67,040)	—	(67,040)
Comprehensive earnings							145,035
Stock option and warrant transactions	—	(22,546)	—	—	—	73,496	50,950
Purchases of treasury stock	—	—	—	—	—	(48,030)	(48,030)
Restricted stock activity	—	—	74	—	—	—	74
Dividends declared	—	—	—	(64,277)	—	—	(64,277)
Balance, December 25, 2005	104,847	358,199	(24)	1,869,007	15,348	(623,901)	1,723,476
Net earnings	—	—	—	230,055	—	—	230,055
Other comprehensive earnings	—	—	—	—	22,588	—	22,588
Comprehensive earnings							252,643
Adjustment to adopt SFAS No. 158	—	—	—	—	(26,750)	—	(26,750)
Stock option and warrant transactions	—	(58,498)	—	—	—	159,645	101,147
Purchases of treasury stock	—	—	—	—	—	(456,744)	(456,744)
Stock-based compensation	—	22,553	24	—	—	255	22,832
Dividends declared	—	—	—	(78,714)	—	—	(78,714)
Balance, December 31, 2006	$104,847	322,254	—	2,020,348	11,186	(920,745)	1,537,890

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
(Thousands of Dollars and Shares Except Per Share Data)

(1) Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Hasbro, Inc. and all majority-owned subsidiaries ("Hasbro" or the "Company"). Investments representing 20% to 50% ownership interest in other companies are accounted for using the equity method. The Company had no equity method investments at December 31, 2006 that were material to the consolidated financial statements. All significant intercompany balances and transactions have been eliminated.

Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes thereto. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the 2005 and 2004 consolidated financial statements have been reclassified to conform to the 2006 presentation.

Fiscal Year

Hasbro's fiscal year ends on the last Sunday in December. The fiscal year ended December 31, 2006 was a fifty-three week period while the fiscal years ended December 25, 2005 and December 26, 2004 were fifty-two week periods.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments purchased with a maturity to the Company of three months or less.

Marketable Securities

Marketable securities are comprised of investments in publicly-traded securities, classified as available-for-sale, and are recorded at market value with unrealized gains or losses, net of tax, reported as a component of accumulated other comprehensive earnings within shareholders' equity until realized. Unrealized losses are evaluated to determine the nature of the losses. If the losses are determined to be other than temporary, the basis of the security is adjusted and the loss is recognized in earnings at that time. These securities are included in other assets in the accompanying consolidated balance sheets.

Accounts Receivable and Allowance for Doubtful Accounts

Credit is granted to customers predominantly on an unsecured basis. Credit limits and payment terms are established based on extensive evaluations made on an ongoing basis throughout the fiscal year with regard to the financial performance, cash generation, financing availability and liquidity status of each customer. The majority of customers are reviewed at least annually; more frequent reviews are performed based on the customer's financial condition and the level of credit being extended. For customers on credit who are experiencing financial difficulties, management performs additional financial analyses before shipping orders. The Company uses a variety of financial transactions based on availability and cost, to increase the collectibility of certain of its accounts, including letters of credit, credit insurance, factoring with unrelated third parties, and requiring cash in advance of shipping.

(Thousands of Dollars and Shares Except Per Share Data)

The Company records an allowance for doubtful accounts at the time revenue is recognized based on management's assessment of the business environment, customers' financial condition, historical collection experience, accounts receivable aging and customer disputes. When a significant event occurs, such as a bankruptcy filing by a specific customer, and on a quarterly basis, the allowance is reviewed for adequacy and the balance or accrual rate is adjusted to reflect current risk prospects.

Inventories

Inventories are valued at the lower of cost (first-in, first-out) or market. Based upon a consideration of quantities on hand, actual and projected sales volume, anticipated product selling price and product lines planned to be discontinued, slow-moving and obsolete inventory is written down to its net realizable value.

At December 31, 2006 and December 25, 2005, finished goods comprised 92% and 89% of inventories, respectively.

Long-Lived Assets

The Company's long-lived assets consist of property, plant and equipment, goodwill and intangible assets with indefinite lives as well as other intangible assets the Company considers to have a defined life.

Goodwill results from purchase method acquisitions the Company has made over time. Substantially all of the other intangibles consist of the cost of acquired product rights. In establishing the value of such rights, the Company considers, but does not individually value, existing trademarks, copyrights, patents, license agreements and other product-related rights. These rights were valued at their acquisition date based on the anticipated future cash flows from the underlying product line. The Company has certain intangible assets related to the Tonka and Milton Bradley acquisitions that have an indefinite life, and amortization of these assets has been suspended until a remaining useful life can be determined.

Goodwill and intangible assets deemed to have indefinite lives are not amortized and are tested for impairment at least annually. The annual test begins with goodwill and all intangible assets being allocated to applicable reporting units. Goodwill is then tested using a two-step process that begins with an estimation of fair value of the reporting unit using an income approach, which looks to the present value of expected future cash flows. The first step is a screen for potential impairment while the second step measures the amount of impairment if there is an indication from the first step that one exists. Intangible assets with indefinite lives are tested annually for impairment by comparing their carrying value to their estimated fair value, also calculated using the present value of expected future cash flows.

The remaining intangibles having defined lives are being amortized over three to twenty-five years, primarily using the straight-line method. Approximately 9% of other intangibles relate to rights acquired in connection with a major motion picture entertainment property and are being amortized over the contract life, in proportion to projected sales of the licensed products during the same period.

Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using accelerated and straight-line methods to amortize the cost of property, plant and equipment over their estimated useful lives. The principal lives, in years, used in determining depreciation rates of various assets are: land improvements 15 to 19, buildings and improvements 15 to 25 and machinery and equipment 3 to 12. Tools, dies and molds are amortized over a three-year period or their useful lives, whichever is less, using an accelerated method. The Company generally owns all tools, dies and molds related to its products.

The Company reviews property, plant and equipment and other intangibles with defined lives for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable.

(Thousands of Dollars and Shares Except Per Share Data)

Recoverability is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets were considered to be impaired, the impairment to be recognized would be measured by the amount by which the carrying value of the assets exceeds their fair value. Fair value is determined based on discounted cash flows or appraised values, depending on the nature of the asset. Assets to be disposed of are carried at the lower of the net book value or their fair value less disposal costs.

Financial Instruments

Hasbro's financial instruments include cash and cash equivalents, accounts receivable, marketable securities, short- and long-term borrowings, accounts payable and accrued liabilities. At December 31, 2006, the carrying cost of these instruments approximated their fair value, with the exception of the Company's contingent convertible debentures due 2021. At December 31, 2006, these debentures had a carrying value of $249,996 and an approximate fair value of $318,700. The Company's financial instruments also include foreign currency forwards (see note 13) as well as interest rate swap agreements (see note 7). At December 31, 2006, the carrying value of these instruments approximated their fair value based on quoted or publicly available market information.

Securitization and Transfer of Financial Instruments

Hasbro has an agreement that allows the Company to sell, on an ongoing basis, an undivided interest in certain of its trade accounts receivable through a revolving securitization arrangement. The Company retains servicing responsibilities for, as well as a subordinate interest in the transferred receivables. Hasbro accounts for the securitization of trade accounts receivable as a sale in accordance with SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" ("SFAS 140"). As a result, the related receivables are removed from the consolidated balance sheet.

Revenue Recognition

Revenue from product sales is recognized upon the passing of title to the customer, generally at the time of shipment. Provisions for discounts, rebates and returns are made when the related revenues are recognized. The Company bases its estimates for discounts, rebates and returns on agreed customer terms and historical experience.

The Company enters into arrangements licensing its brand names on specifically approved products. The licensees pay the Company royalties as products are sold, in some cases subject to annual minimum guaranteed amounts. Royalty revenues are recognized as they are reported as earned and payment becomes assured, over the life of the agreement. Revenue from product sales less related provisions for discounts, rebates and returns, as well as royalty revenues comprise net revenues in the consolidated statements of operations.

Royalties

The Company enters into license agreements with inventors, designers and others for the use of intellectual properties in its products. These agreements may call for payment in advance or future payment for minimum guaranteed amounts. Amounts paid in advance are recorded as an asset and charged to expense as revenue from the related products is recognized. If all or a portion of the minimum guaranteed amounts appear not to be recoverable through future use of the rights obtained under license, the nonrecoverable portion of the guaranty is charged to expense at that time.

(Thousands of Dollars and Shares Except Per Share Data)

Advertising

Production costs of commercials and programming are charged to operations in the fiscal year during which the production is first aired. The costs of other advertising, promotion and marketing programs are charged to operations in the fiscal year incurred.

Shipping and Handling

Hasbro expenses costs related to the shipment and handling of goods to customers as incurred. For 2006, 2005, and 2004, these costs were $145,729, $144,953 and $144,620, respectively, and are included in selling, distribution and administration expenses.

Operating Leases

Hasbro records lease expense in such a manner as to recognize this expense on a straight-line basis inclusive of rent concessions and rent increases. Reimbursements from lessors for leasehold improvements are deferred and recognized as a reduction to lease expense over the lease term.

Income Taxes

Hasbro uses the asset and liability approach for financial accounting and reporting of income taxes. Deferred income taxes have not been provided on undistributed earnings of international subsidiaries as substantially all of such earnings are indefinitely reinvested by the Company.

Foreign Currency Translation

Foreign currency assets and liabilities are translated into U.S. dollars at period-end rates, and revenues, costs and expenses are translated at weighted average rates during each reporting period. Earnings include gains or losses resulting from foreign currency transactions and, when required, translation gains and losses resulting from the use of the U.S. dollar as the functional currency in highly inflationary economies. Other gains and losses resulting from translation of financial statements are a component of other comprehensive earnings.

Pension Plans, Postretirement and Postemployment Benefits

Hasbro, except for certain international subsidiaries, has pension plans covering substantially all of its full-time employees. Pension expense is based on actuarial computations of current and future benefits. In December 2006, the Company adopted Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" ("SFAS 158"), which amends SFAS 87, 88, 106 and 132(R). See footnotes 2 and 11 for the impact of adoption of this statement.

The Company's policy is to fund amounts which are required by applicable regulations and which are tax deductible. In 2007, the Company expects to contribute approximately $7,100 to its pension plans. The estimated amounts of future payments to be made under other retirement programs are being accrued currently over the period of active employment and are also included in pension expense.

Hasbro has a contributory postretirement health and life insurance plan covering substantially all employees who retire under any of its United States defined benefit pension plans and meet certain age and length of service requirements. It also has several plans covering certain groups of employees, which may provide benefits to such employees following their period of employment but prior to their retirement. The Company measures the costs of these obligations based on actuarial computations.

Risk Management Contracts

Hasbro uses foreign currency forward and option contracts, generally purchased for terms of not more than eighteen months, to mitigate the impact of adverse currency rate fluctuations on firmly committed and projected future foreign currency transactions. These over-the-counter contracts, which hedge future purchases of inventory and other cross-border currency requirements not denominated in the functional currency of the unit, are primarily denominated in United States and Hong Kong dollars, Euros and United Kingdom pound sterling and are entered into with counterparties who are major financial institutions. The Company believes any risk related to default by a counterparty to be remote. Hasbro does not enter into derivative financial instruments for speculative purposes.

At the inception of the contracts, Hasbro designates its derivatives as either cash flow or fair value hedges. The Company formally documents all relationships between hedging instruments and hedged items as well as its risk management objectives and strategies for undertaking various hedge transactions. All hedges designated as cash flow hedges are linked to forecasted transactions and the Company assesses, both at the inception of the hedge and on an on-going basis, the effectiveness of the derivatives used in hedging transactions in offsetting changes in the cash flows of the forecasted transaction. The ineffective portion of a hedging derivative, if any, is immediately recognized in the consolidated statements of operations.

The Company records all derivatives, such as foreign currency exchange contracts, on the balance sheet at fair value. Changes in the derivative fair values that are designated effective and qualify as cash flow hedges are deferred and recorded as a component of accumulated other comprehensive earnings ("AOCE") until the hedged transactions occur and are then recognized in the consolidated statements of operations. The Company's foreign currency contracts hedging anticipated cash flows are designated as cash flow hedges. When it is determined that a derivative is not highly effective as a hedge, the Company discontinues hedge accounting prospectively. Any gain or loss deferred through that date remains in AOCE until the forecasted transaction occurs, at which time it is reclassified to the consolidated statements of operations. To the extent the transaction is no longer deemed probable of occurring, hedge accounting treatment is discontinued prospectively and amounts deferred would be reclassified to the consolidated statements of operations. In the event hedge accounting requirements are not met, gains and losses on such instruments are included currently in the consolidated statements of operations. The Company uses derivatives to hedge intercompany loans denominated in foreign currencies. Due to the short-term nature of the contracts involved, the Company does not use hedge accounting for these contracts.

The Company also uses interest rate swap agreements to adjust the amount of long-term debt subject to fixed interest rates. The interest rate swaps are matched with specific long-term debt obligations and are designated and effective as fair value hedges of the change in fair value of those debt obligations. These agreements are recorded at their fair value as an asset or liability. Gains and losses on these contracts are included currently in the consolidated statements of operations and are wholly offset by changes in the fair value of the related long-term debt. These hedges are considered to be perfectly effective under Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by Statement of Financial Accounting Standards No. 138 (collectively "SFAS 133"). The interest rate swap contracts are with a number of major financial institutions in order to minimize counterparty credit risk. The Company believes that it is unlikely that any of its counterparties will be unable to perform under the terms of the contracts.

Accounting for Stock-Based Compensation

At December 31, 2006, the Company had stock-based employee compensation plans and plans for non-employee members of the Company's Board of Directors, which are described more fully in note 10. Effective December 26, 2005, the first day of fiscal 2006, the Company adopted Statement of Financial Accounting

(Thousands of Dollars and Shares Except Per Share Data)

Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), which amends Statement of Financial Accounting Standards No. 123, as amended by No. 148, and Statement of Financial Accounting Standards No. 95, "Statement of Cash Flows". The Company adopted SFAS 123R under the modified prospective basis as defined in the statement. In 2006, the Company recorded stock option expense based on all unvested stock options as of the adoption date as well as all stock-based compensation awards granted subsequent to the adoption date. See footnote 10 for further information related to the adoption of this statement. Prior to 2006, as permitted by Statement of Financial Accounting Standards No. 123, as amended by No. 148, "Accounting for Stock-Based Compensation", (collectively "SFAS 123"), Hasbro accounted for those plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. As required by the Company's existing stock plans, stock options are granted at or above the fair market value of the Company's stock and, accordingly, no compensation expense was recognized for these grants in the consolidated statements of operations in 2005 and 2004.

Had compensation expense been recorded under the fair value method as set forth in the provisions of SFAS 123 for stock options awarded, the impact on the Company's net earnings and earnings per share for 2005 and 2004 would have been:

	2005	2004
Reported net earnings	$212,075	195,977
Add:		
Stock-based employee compensation expense included in reported net earnings, net of related tax effects	46	103
Deduct:		
Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(15,124)	(13,844)
Pro forma net earnings	$196,997	182,236
Reported net earnings per share		
Basic	$ 1.19	1.11
Diluted	$ 1.09	.96
Pro forma net earnings per share		
Basic	$ 1.10	1.03
Diluted	$ 1.01	.89

Earnings Per Common Share

Basic earnings per share is computed by dividing net earnings by the weighted average number of shares outstanding for the year. Diluted earnings per share is similar except that the weighted average number of shares outstanding is increased by dilutive securities, and net earnings are adjusted for certain amounts related to dilutive securities. Dilutive securities include shares issuable under convertible debt, as well as shares issuable upon exercise of stock options and warrants for which market price exceeds exercise price, less shares which could have been purchased by the Company with the related proceeds. Dilutive securities may also include shares potentially issuable to settle liabilities. Options and warrants totaling 5,148, 6,018 and 10,207 for 2006, 2005 and 2004, respectively, were excluded from the calculation of diluted earnings per share because to include them would have been antidilutive.

(Thousands of Dollars and Shares Except Per Share Data)

A reconciliation of net earnings and average number of shares for the three fiscal years ended December 31, 2006 is as follows:

	2006		2005		2004	
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Net earnings	$230,055	230,055	212,075	212,075	195,977	195,977
Change in fair value of liabilities potentially settleable in common stock	—	—	—	(2,080)	—	(12,710)
Interest expense on contingent convertible debentures due 2021, net of tax	—	4,262	—	4,263	—	4,263
	$230,055	234,317	212,075	214,258	195,977	187,530
Average shares outstanding	167,100	167,100	178,303	178,303	176,540	176,540
Effect of dilutive securities:						
Liabilities potentially settleable in common stock	—	—	—	5,339	—	5,629
Contingent convertible debentures due 2021	—	11,574	—	11,574	—	11,574
Options and warrants	—	2,369	—	2,220	—	2,305
Equivalent shares	167,100	181,043	178,303	197,436	176,540	196,048
Net earnings per share	$ 1.38	1.29	1.19	1.09	1.11	.96

In December 2004, the Company adopted Emerging Issues Task Force ("EITF") Issue 04-8, "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share", which states that the dilutive effect of contingent convertible debt instruments must be included in dilutive earnings per share regardless of whether the triggering contingency has been satisfied. The earnings per share calculations for the three years ended December 31, 2006 include adjustments to add back to earnings the interest expense, net of tax, incurred on the Company's Senior Convertible Debentures due 2021, as well as add back to outstanding shares the amount of shares potentially issuable as if the contingent conversion features were met.

Pursuant to Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity" (note 6), certain warrants containing a put feature that may be settled in cash or common stock are required to be accounted for as a liability at fair value. The Company is required to assess if these warrants, classified as a liability, have a more dilutive impact on earnings per share when treated as an equity contract. As of December 31, 2006, the warrants had a more dilutive impact on earnings per share assuming they were treated as a liability and no adjustments to net earnings or equivalent shares was required. As of December 25, 2005 and December 26, 2004, the warrants had a more dilutive impact on earnings per share assuming they were treated as an equity contract. Accordingly for those years, the numerator includes an adjustment to earnings for the income included therein related to the fair market value adjustment and the denominator includes an adjustment for the shares issuable as of those dates.

(Thousands of Dollars and Shares Except Per Share Data)

(2) Other Comprehensive Earnings

The Company's other comprehensive earnings (loss) for the years 2006, 2005 and 2004 consist of the following:

	2006	2005	2004
Foreign currency translation adjustments	$26,429	(68,530)	50,391
Changes in value of available-for-sale securities, net of tax	(2,497)	838	(9,862)
Gains (losses) on cash flow hedging activities, net of tax	(7,412)	6,460	(3,954)
Minimum pension liability adjustment, net of tax	1,991	(7,813)	(1,661)
Reclassifications to earnings, net of tax	4,077	2,005	16,990
Other comprehensive earnings (loss)	$22,588	(67,040)	51,904

Reclassification adjustments from other comprehensive earnings to earnings in 2006, 2005 and 2004 were net of related income taxes of $85, $89, and $1,724, respectively. The reclassification adjustments for 2006 and 2004 includes an impairment charge relating to other than temporary decreases in the value of the Company's available-for-sale securities. In accordance with Hasbro's marketable securities accounting policy, as the result of the decline in the fair value of the Company's investment in Infogrames Entertainment SA common stock, the Company adjusted the basis of this investment and recorded a pretax charge to earnings in the amounts of $2,629 and $8,988 in 2006 and 2004, respectively. The remainder of the reclassification adjustments in 2006 and 2004, as well as the 2005 reclassification adjustment, include net losses on cash flow hedging derivatives for which the related transaction has impacted earnings and was reflected in cost of sales.

The related tax benefit (expense) of other comprehensive earnings items was $273, $3,960, and $(283) for the years 2006, 2005, and 2004, respectively.

At December 31, 2006, the Company adopted SFAS 158, which required the Company to recognize the over or underfunded status of defined benefit pension and postretirement plans as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The adoption of this statement resulted in an adjustment of $(26,750) to accumulated other comprehensive income at December 31, 2006.

Components of accumulated other comprehensive earnings at December 31, 2006 and December 25, 2005 are as follows:

	2006	2005
Foreign currency translation adjustments	$ 68,984	42,555
Changes in value of available-for-sale securities, net of tax	1,932	1,800
Gains (losses) on cash flow hedging activities, net of tax	(2,116)	3,848
Minimum pension liability adjustment, net of tax	—	(32,855)
Unrecognized pension and postretirement amounts, net of tax	(57,614)	—
	$ 11,186	15,348

(Thousands of Dollars and Shares Except Per Share Data)

(3) Property, Plant and Equipment

	2006	2005
Land and improvements	$ 6,623	6,836
Buildings and improvements	186,519	174,183
Machinery and equipment	318,835	296,607
	511,977	477,626
Less accumulated depreciation	378,979	348,646
	132,998	128,980
Tools, dies and molds, net of amortization	48,728	35,065
	$181,726	164,045

Expenditures for maintenance and repairs which do not materially extend the life of the assets are charged to operations.

(4) Goodwill and Intangibles

Goodwill and certain intangible assets relating to rights obtained in the Company's acquisition of Milton Bradley in 1984 and Tonka in 1991 are not amortized. These rights were determined to have indefinite lives and total approximately $75,700. The Company's other intangible assets are amortized over their remaining useful lives, and accumulated amortization of these other intangibles is reflected in other intangibles, net in the accompanying consolidated balance sheet.

The Company performs an annual impairment test for goodwill and intangible assets with indefinite lives. This annual impairment test is performed in the fourth quarter of the Company's fiscal year. In addition, if an event occurs or circumstances change that indicate that the carrying value may not be recoverable, the Company will perform an interim impairment test at that time. For the three fiscal years ended December 31, 2006, no such events occurred. The Company completed its annual impairment tests in the fourth quarters of 2006, 2005 and 2004, which indicated that there was no impairment.

A portion of the Company's goodwill and other intangible assets reside in the Corporate segment of the business. For purposes of testing pursuant to Statement of Financial Accounting Standards No. 142, these assets are allocated to the reporting units within the Company's operating segments. In 2006, the Company realigned its business, which resulted in a change in the Company's operating segments (see note 15). The Company has adjusted its prior year information to reflect the current reporting structure and reallocated Corporate segment amounts. Changes in carrying amount of goodwill, by operating segment for the years ended December 31, 2006 and December 25, 2005 are as follows:

	North America	International	Total
2006			
Balance at December 25, 2005	$294,378	172,683	$467,061
Foreign exchange translation	—	2,877	2,877
Balance at December 31, 2006	$294,378	175,560	$469,938
2005			
Balance at December 26, 2004	$294,378	175,348	$469,726
Foreign exchange translation	—	(2,665)	(2,665)
Balance at December 31, 2005	$294,378	172,683	$467,061

(Thousands of Dollars and Shares Except Per Share Data)

A summary of the Company's other intangibles, net at December 31, 2006 and December 25, 2005 is as follows:

	2006	2005
Acquired product rights	$ 903,182	900,891
Licensed rights of entertainment properties	211,555	219,071
Accumulated amortization	(658,218)	(586,022)
Amortizable intangible assets	456,519	533,940
Product rights with indefinite lives	75,738	75,738
Unrecognized pension prior service cost	—	3,755
	$ 532,257	613,433

On September 9, 2005, the Company purchased the assets and assumed certain liabilities of Wrebbit Inc., a Montreal-based creator and manufacturer of innovative puzzles. The purchase price was approximately $14,200. Based on the allocation of the purchase price, property rights related to acquired product lines of approximately $10,900 were recorded in connection with this acquisition. These property rights are being amortized over a ten year life. No goodwill was recorded as a result of this acquisition.

During June 2005, the Company reacquired the digital gaming rights for all its owned or controlled properties from Infogrames Entertainment SA (Infogrames) for $65,000. These rights were previously held by Infogrames on an exclusive basis as a result of a license agreement entered into during 2000 with an expiration date in 2016. The consideration paid to reacquire these rights, which represents fair value, is included as a component of acquired product rights and is being amortized over a 10-year period. In addition, the Company and Infogrames entered into a new licensing agreement that provides Infogrames exclusive rights to DUNGEONS & DRAGONS and rights to nine other properties for a limited number of platforms. Under the new license agreement, the Company will receive royalty income on Infogrames sales.

The Company will continue to incur amortization expense related to the use of acquired and licensed rights to produce various products. The amortization of these product rights will fluctuate depending on related projected revenues during an annual period, as well as rights reaching the end of their useful lives. The Company currently estimates continuing amortization expense for the next five years to be approximately:

2007	$66,400
2008	67,400
2009	62,500
2010	36,000
2011	34,200

(5) Financing Arrangements

Short-Term Borrowings

At December 31, 2006, Hasbro had available an unsecured committed line and unsecured uncommitted lines of credit from various banks approximating $300,000 and $203,600, respectively. A significant portion of the short-term borrowings outstanding at the end of 2006 and 2005 represents borrowings made under, or supported by, these lines of credit. The weighted average interest rates of the outstanding borrowings as of December 31, 2006 and December 25, 2005 were 4.7% and 4.2%, respectively. The Company had no borrowings outstanding under its committed line of credit at December 31, 2006. During 2006, Hasbro's working capital needs were fulfilled by cash generated from operations, the Company's accounts receivable

(Thousands of Dollars and Shares Except Per Share Data)

securitization program, and borrowing under lines of credit. Borrowings under the lines of credit were on terms and at interest rates generally extended to companies of comparable creditworthiness.

In June 2006, the Company entered into a five-year revolving credit agreement (the "Agreement") which replaced the prior amended and restated credit agreement. The Agreement provides the Company with a $300,000 committed borrowing facility. The Company has the ability to request increases in the committed facility in additional increments of at least $50,000, up to a total committed facility of $500,000. The Company is not required to maintain compensating balances under the Agreement. The Agreement contains certain financial covenants setting forth leverage and coverage requirements, and certain other limitations typical of an investment grade facility, including with respect to liens, mergers and incurrence of indebtedness. The Company was in compliance with all covenants as of and for the year ended December 31, 2006.

The Company pays a fee (currently .10%) based on the unused portion of the facility and interest equal to Libor or Prime plus a spread on borrowings under the facility. The amount of the spread to Libor or Prime varies based on the Company's long-term debt ratings and the Company's leverage. At December 31, 2006, the interest rate under the facility was equal to Libor plus 0.50% or Prime.

Securitization

As of December 31, 2006, the Company is party to a receivable securitization program whereby the Company sells, on an ongoing basis, substantially all of its U.S. trade accounts receivable to a bankruptcy-remote, special purpose subsidiary, Hasbro Receivables Funding, LLC (HRF), which is wholly owned and consolidated by the Company. HRF will, subject to certain conditions, sell, from time to time on a revolving basis, an undivided fractional ownership interest in up to $250,000 of eligible domestic receivables to various multi-party commercial paper conduits supported by a committed liquidity facility. Under the terms of the agreement, new receivables are added to the pool as collections reduce previously held receivables. The Company expects to service, administer, and collect the receivables on behalf of HRF and the conduits. The net proceeds of sale will be less than the face amount of accounts receivable sold by an amount that approximates the purchaser's financing costs. In December 2006, this agreement was amended. Under the amended agreement, the expiration date is December 1, 2011, subject to an annual renewal process. Also under the amended agreement, the maximum aggregate outstanding purchase limit for interest in receivables which may be sold is raised to $300,000 during the period from fiscal October to fiscal January of each year.

The receivables facility contains certain restrictions on the Company and HRF that are customary for facilities of this type. The commitments under the facility are subject to termination prior to their term upon the occurrence of certain events, including payment defaults, breach of covenants, breach of representations or warranties, bankruptcy, and failure of the receivables to satisfy certain performance criteria.

As of December 31, 2006 and December 25, 2005 the utilization of the receivables facility on both dates was $250,000, which was the maximum available to the Company to sell under this program at December 25, 2005. As of December 31, 2006, the Company had an additional $50,000 available to sell under the facility. The transactions are accounted for as sales under SFAS 140. During 2006 and 2005, the loss on the sale of the receivables totaled $2,241 and $6,925, respectively, which is recorded in selling, distribution and administration expenses in the accompanying consolidated statements of operations. The discount on interests sold is approximately equal to the interest rate paid by the conduits to the holders of the commercial paper plus other fees. The discount rate as of December 31, 2006 was approximately 5.73%.

Upon sale to the conduits, HRF continues to hold a subordinated retained interest in the receivables. The subordinated interest in receivables is recorded at fair value, which is determined based on the present value of future expected cash flows estimated using management's best estimates of credit losses and discount rates commensurate with the risks involved. Due to the short-term nature of trade receivables, the carrying amount,

(Thousands of Dollars and Shares Except Per Share Data)

less allowances, approximates fair value. Variations in the credit and discount assumptions would not significantly impact fair value.

(6) Accrued Liabilities

	2006	2005
Liabilities potentially settleable in common stock	$155,630	123,860
Royalties	76,695	84,765
Advertising	74,781	75,515
Payroll and management incentives	76,653	64,583
Accrued income taxes	121,254	130,007
Other	230,283	232,082
	$735,296	710,812

The Company currently has a warrant amendment agreement with Lucas Licensing Ltd. and Lucasfilm Ltd. that provides the Company with a call option through October 13, 2016 to purchase all of these warrants from Lucas for a price to be paid at the Company's election of either $200,000 in cash or the equivalent of $220,000 in shares of the Company's common stock, such stock being valued at the time of the exercise of the option. Also, the warrant amendment agreement provides Lucas with a put option through January 2008 to sell all of these warrants to the Company for a price to be paid at the Company's election of either $100,000 in cash or the equivalent of $110,000 in shares of the Company's common stock, such stock being valued at the time of the exercise of the option.

The Company adjusts these warrants to their fair value through earnings at the end of each reporting period. During 2006, 2005, and 2004, the Company recorded (income) expense of $31,770, $(2,080), and $(12,710), respectively, to adjust the warrants to their fair value. This (income) expense is included in other (income) expense, net in the consolidated statement of operations. There is no tax benefit or expense associated with the fair value adjustments.

Should either the put or call option be required to be settled, the Company believes that it will have adequate funds available to settle them in cash if necessary. Had this option been exercised at December 31, 2006 and the Company had elected to settle this option in the Company's stock, the Company would have been required to issue 4,078 shares. If the share price of the Company's common stock were higher as of December 31, 2006 the number of shares issuable would have decreased. If the share price were lower as of December 31, 2006, the number of shares issuable would have increased.

(Thousands of Dollars and Shares Except Per Share Data)

(7) Long-Term Debt

Components of long-term debt are as follows:

	2006	2005
8.50% Notes Due 2006	$ —	32,743
6.15% Notes Due 2008	135,092	135,092
2.75% Debentures Due 2021	249,996	249,996
6.60% Notes Due 2028	109,895	109,895
Total principal amount of long-term debt	494,983	527,726
Fair value adjustment related to interest rate swaps	(66)	663
Total long-term debt	494,917	528,389
Less current portion	—	32,770
Long-term debt excluding current portion	$494,917	495,619

The schedule of contractual maturities of long-term debt for the next five years and thereafter is as follows:

2007	$ —
2008	135,092
2009	—
2010	—
2011	—
Thereafter	359,891
	$494,983

In 2006, the Company repaid in principal amount $32,743 of 8.50% Notes due in March 2006.

During 2004, the Company repurchased an aggregate of $55,658 in principal amount of long-term debt, comprised of $19,105 in principal amount of 6.60% Debentures due 2028, $10,908 in principal amount of 6.15% Notes due 2008, and $25,645 in principal amount of 5.60% Notes due 2005. The Company recorded a loss on repurchase of $1.277, which is included in other (income) expense, net in the accompanying consolidated statements of operations.

The Company is party to interest rate swap agreements in order to adjust the amount of total debt that is subject to fixed interest rates. The interest rate swaps are matched with specific long-term debt obligations and accounted for as fair value hedges of those debt obligations. At December 31, 2006, these interest rate swaps had a total notional amount of $75,000 with maturities in 2008. In each of the contracts, the Company receives payments based upon a fixed interest rate that matches the interest rate of the debt being hedged and makes payments based upon a floating rate based on Libor. These contracts are designated and effective as hedges of the change in the fair value of the associated debt. At December 31, 2006, these contracts had unrealized losses of $66, which are included in other liabilities, with a corresponding fair value adjustment to decrease long-term debt.

The Company currently has $249,996 outstanding in principal amount of contingent convertible debentures due 2021. These debentures bear interest at 2.75%, which could be subject to an upward adjustment commencing in December 2005 depending on the price of the Company's stock. If the closing price of the Company's stock exceeds $23.76 for at least 20 trading days, within the 30 consecutive trading

(Thousands of Dollars and Shares Except Per Share Data)

day period ending on the last trading day of the calendar quarter, the holders have the right to convert the notes to shares of the Company's common stock at the initial conversion price of $21.60 in the next calendar quarter. At December 31, 2006, this contingent conversion feature was met and the debentures are convertible through March 31, 2007, at which time the contingent conversion feature will be reassessed. In addition, if the closing price of the Company's stock exceeds $27.00 for at least 20 trading days in any 30 day period, the Company has the right to call the debentures by giving notice to the holders of the debentures. During a prescribed notice period, the holders of the debentures have the right to convert their debentures in accordance with the conversion terms described above. The holders of these debentures may also put the notes back to Hasbro in December 2011 and December 2016. At these times, the purchase price may be paid in cash, shares of common stock or a combination of the two, at the discretion of the Company.

(8) Income Taxes

Income taxes attributable to earnings before income taxes are:

	2006	2005	2004
Current			
United States	$ 34,049	76,642	3,786
State and local	3,203	7,147	(497)
International	49,200	39,081	26,198
	86,452	122,870	29,487
Deferred			
United States	24,912	(20,611)	28,019
State and local	2,135	(1,767)	2,402
International	(2,080)	(1,654)	4,203
	24,967	(24,032)	34,624
	$111,419	98,838	64,111

On October 22, 2004, the American Jobs Creation Act of 2004 (the "Act") was signed into law. The Act created a one-time incentive for U.S. corporations to repatriate undistributed earnings from their international subsidiaries by providing an 85% dividends-received deduction for certain international earnings. The deduction was available to corporations during the tax year that includes October 22, 2004 or in the immediately subsequent tax year. In the fourth quarter of 2005, the Company's Board of Directors approved a plan to repatriate approximately $547,000 in foreign earnings, which was completed in December 2005. The tax expense related to this repatriation was $25,844.

Certain tax benefits (expenses) are not reflected in income taxes in the statements of operations. Such benefits of $27,876 in 2006, $8,426 in 2005, and $6,675 in 2004, relate primarily to stock options. In 2006, 2005 and 2004, the deferred tax portion of the total benefit (expense) was $12,917, $4,563, and $(283), respectively.

(Thousands of Dollars and Shares Except Per Share Data)

A reconciliation of the statutory United States federal income tax rate to Hasbro's effective income tax rate is as follows:

	2006	2005	2004
Statutory income tax rate	35.0%	35.0%	35.0%
State and local income taxes, net	1.2	0.8	0.5
One time dividend	—	8.3	—
Tax on international earnings	(9.7)	(12.2)	(12.9)
Fair value adjustment of liabilities potentially settleable in common stock	3.3	(0.2)	(1.7)
Change in valuation allowance	0.8	—	2.7
Settlement of tax examinations	1.5	(1.4)	—
Other, net	0.5	1.5	1.0
	32.6%	31.8%	24.6%

The components of earnings before income taxes, determined by tax jurisdiction, are as follows:

	2006	2005	2004
United States	$113,761	98,180	71,759
International	227,713	212,733	188,329
	$341,474	310,913	260,088

The components of deferred income tax expense arise from various temporary differences and relate to items included in the statements of operations.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2006 and December 25, 2005 are:

	2006	2005
Deferred tax assets:		
Accounts receivable	$ 19,287	25,477
Inventories	17,860	21,454
Losses and tax credit carryforwards	34,405	36,574
Operating expenses	62,392	56,667
Pension	27,663	35,946
Deferred compensation and stock options	16,251	9,023
Postretirement benefits	14,128	11,197
Other	26,453	26,450
Gross deferred tax assets	218,439	222,788
Valuation allowance	(27,808)	(23,333)
Net deferred tax assets	190,631	199,455
Deferred tax liabilities:		
Convertible debentures	32,149	24,784
Depreciation and amortization of long-lived assets	9,658	14,337
Other	655	880
Deferred tax liabilities	42,462	40,001
Net deferred income taxes	$148,169	159,454

(Thousands of Dollars and Shares Except Per Share Data)

Hasbro has a valuation allowance for deferred tax assets at December 31, 2006 of $27,808, which is an increase of $4,475 from $23,333 at December 25, 2005. The valuation allowance pertains to United States and International loss carryforwards, some of which have no expiration and others that would expire beginning in 2007. The increase in the valuation allowance is primarily attributable to the investment in Infogrames Entertainment S.A. If the operating loss carryforwards are fully realized, $210 will reduce goodwill and the balance will reduce future income tax expense.

Based on Hasbro's history of taxable income and the anticipation of sufficient taxable income in years when the temporary differences are expected to become tax deductions, it believes that it will realize the benefit of the deferred tax assets, net of the existing valuation allowance.

Deferred income taxes of $83,854 and $103,209 at the end of 2006 and 2005, respectively, are included as a component of prepaid expenses and other current assets, and $66,276 and $58,075, respectively, are included as a component of other assets. At the same dates, deferred income taxes of $122 and $200, respectively, are included as a component of accrued liabilities, and $1,839 and $1,630, respectively, are included as a component of other liabilities.

The cumulative amount of undistributed earnings of Hasbro's international subsidiaries held for reinvestment is approximately $625,000 at December 31, 2006. In the event that all international undistributed earnings were remitted to the United States, the amount of incremental taxes would be approximately $135,000.

In June of 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), which applies to all tax positions accounted for under Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes". FIN 48 prescribes a two step process for the measurement of uncertain tax positions that have been taken or are expected to be taken in a tax return. The first step is a determination of whether the tax position should be recognized in the financial statements. The second step determines the measurement of the tax position. FIN 48 also provides guidance on derecognition of such tax positions, classification, interest and penalties, accounting in interim periods and disclosure. FIN 48 was applicable to the Company as of January 1, 2007, the first day of fiscal 2007. The adoption of FIN 48 is expected to decrease the Company's current liabilities and increase the Company's long-term liabilities. Overall, tax liabilities are not expected to change by a material amount.

(9) Capital Stock

Preference Share Purchase Rights

Hasbro maintains a Preference Share Purchase Rights Plan (the "Rights Plan"). Under the terms of the Rights Plan, each share of common stock is accompanied by a Preference Share Purchase Right ("Right"). Each Right is only exercisable under certain circumstances and, until exercisable, the Rights are not transferable apart from Hasbro's common stock. When exercisable, each Right will entitle its holder to purchase until June 30, 2009, in certain merger or other business combination or recapitalization transactions, at the Right's then current exercise price, a number of the acquiring company's or Hasbro's, as the case may be, common shares having a market value at that time of twice the Right's exercise price. Under certain circumstances, the Company may substitute cash, other assets, equity securities or debt securities for the common stock. At the option of the Board of Directors of Hasbro ("the Board"), the rightholder may, under certain circumstances, receive shares of Hasbro's stock in exchange for Rights.

Prior to the acquisition by a person or group of beneficial ownership of a certain percentage of Hasbro's common stock, the Rights are redeemable for $.01 per Right. The Rights Plan contains certain exceptions with respect to the Hassenfeld family and related entities.

(Thousands of Dollars and Shares Except Per Share Data)

Common Stock

In May 2005, the Company's Board of Directors authorized the repurchase of up to $350,000 in common stock. In 2006, the remaining portion of this authorization was fully utilized and an additional $350,000 was authorized by the Board of Directors in July 2006. Purchases of the Company's common stock may be made from time to time, subject to market conditions, and may be made in the open market or through privately negotiated transactions. The Company has no obligation to repurchase shares under the authorization and the timing, actual number, and the value of the shares which are repurchased will depend on a number of factors, including the price of the Company's common stock. These authorizations replace all prior authorizations. In 2006, the Company repurchased 22,767 shares at an average price of $20.03. The total cost of these repurchases, including transaction costs, was $456,744.

(10) Stock Options, Restricted Stock and Warrants

Hasbro has reserved 19,291 shares of its common stock for issuance upon exercise of options and the grant of other awards granted or to be granted under stock incentive plans for employees and for non-employee members of the Board of Directors (collectively, the "plans"). These options generally vest in equal annual amounts over three to five years. The plans provide that options be granted at exercise prices not less than fair market value on the date the option is granted and options are adjusted for such changes as stock splits and stock dividends. Generally, options are exercisable for periods of no more than ten years after date of grant. Certain of the plans permit the granting of awards in the form of stock options, stock appreciation rights, stock awards and cash awards in addition to options. Upon exercise in the case of stock options, grant in the case of restricted stock or vesting in the case of performance based contingent stock grants, shares are issued out of available treasury shares. Additionally, the Company has reserved 17,450 shares of its common stock for issuance upon exercise of outstanding warrants.

The Company on occasion will issue restricted stock and grant deferred restricted stock units to certain key employees. In 2006, the Company issued restricted stock of 20 shares. No restricted stock or deferred restricted stock awards were granted in 2005 or 2004. These shares or units are nontransferable and subject to forfeiture for periods prescribed by the Company. These awards are valued at the market value at the date of grant and are subsequently amortized over the periods during which the restrictions lapse, generally 3 years. Amortization of unearned compensation expense relating to the outstanding restricted stock and deferred restricted stock was $158, $74, and $138 in fiscal 2006, 2005, and 2004, respectively. At December 31, 2006, the amount of total unrecognized compensation cost related to restricted stock is $293 and the weighted average period over which this will be expensed is 24.5 months.

In July 2006, as part of its annual equity grant to executive officers and certain other employees, the Company's Board of Directors approved the issuance of contingent stock performance awards (the "Stock Performance Awards"), which provide the recipients with the ability to earn shares of the Company's common stock based on the Company's achievement of stated cumulative diluted earnings per share and cumulative net revenue targets over a ten quarter period beginning July 3, 2006 and ending December 28, 2008. Each Stock Performance Award has a target number of shares of common stock associated with such award which may be earned by the recipient if the Company achieves the stated diluted earnings per share and revenue targets. The Compensation Committee of the Company's Board of Directors has discretionary power to reduce the amount of the award regardless of whether the stated targets are met. If the Company achieves 100% of the stated targets, it would expect to issue 738 shares under these awards.

During 2006, the Company recognized $2,390 of expense relating to these awards. If minimum targets, as detailed under the award, are not met, no additional compensation cost will be recognized and any previously recognized compensation cost will be reversed. These awards were valued at the market value at the date of grant and are being amortized over the 10 quarter period from July 3, 2006 through December 28, 2008. The

(Thousands of Dollars and Shares Except Per Share Data)

weighted average grant-date fair value of each Stock Performance Awards was $19.00. Forfeitures of these awards during 2006 were 24. At December 31, 2006, the amount of total unrecognized compensation cost related to these awards is approximately $11,317 and the weighted average period over which this will be expensed is 24 months.

Prior to fiscal 2006, Hasbro used the intrinsic-value method of accounting for stock options granted to employees and non-employee members of the Board of Directors. Effective December 26, 2005, the first day of fiscal 2006, the Company adopted SFAS 123R under the modified prospective transition method as defined in the statement. Under this adoption method, the Company recorded stock option expense in 2006 based on all unvested stock options as of the adoption date and any stock option awards made subsequent to the adoption date. Stock-based compensation is recognized on a straight-line basis over the requisite service period of the award. In accordance with the modified prospective transition method, the Company's consolidated financial statements for prior years have not been restated to reflect, and do not include, the impact of SFAS 123R.

Total compensation expense related to stock options and the stock performance awards recognized under SFAS 123R for the year ended December 31, 2006 was $21,684 and was recorded as follows:

Cost of sales	$ 306
Research and product development	1,436
Selling, distribution and administration	19,942
	21,684
Income taxes	7,399
	$14,285

Information with respect to stock options for the three years ended December 31, 2006 is as follows:

	2006	2005	2004
Outstanding at beginning of year	20,443	21,041	19,261
Granted	3,126	2,953	4,956
Exercised	(5,490)	(3,020)	(1,865)
Expired or canceled	(770)	(531)	(1,311)
Outstanding at end of year	17,309	20,443	21,041
Exercisable at end of year	11,016	14,015	12,570
Weighted average exercise price:			
Granted	$ 18.83	20.55	19.35
Exercised	$ 16.00	15.00	14.28
Expired or canceled	$ 24.38	25.07	20.59
Outstanding at end of year	$ 19.73	19.04	18.40
Exercisable at end of year	$ 19.94	19.29	19.24

With respect to the 17,309 outstanding options and 11,016 options exercisable at December 31, 2006, the weighted average remaining contractual life of these options was 5.29 years and 4.66 years, respectively. The aggregate intrinsic value of the options outstanding and exercisable at December 31, 2006 was $140,257 and $90,630, respectively.

(Thousands of Dollars and Shares Except Per Share Data)

The Company uses the Black-Scholes valuation model in determining fair value of stock-based awards. The weighted average fair value of options granted in fiscal 2006, 2005 and 2004 were $4.26, $5.41 and $6.32, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in the fiscal years 2006, 2005, and 2004:

	2006	2005	2004
Risk-free interest rate	4.98%	3.84%	3.85%
Expected dividend yield	2.55%	1.75%	1.29%
Expected volatility	24%	29%	40%
Expected option life	5 years	5 years	5 years

The intrinsic values, which represent the difference between the fair market value on the date of exercise and the exercise price of the option, of the options exercised in fiscal 2006, 2005 and 2004 were $46,684, $16,898 and $11,113, respectively.

In addition to the above, the Company currently has 17,450 warrants outstanding and exercisable at December 31, 2006, which have a weighted average exercise price, weighted average remaining life and intrinsic value at December 31, 2006 of $20.11, 11.46 years, and $124,624, respectively.

At December 31, 2006, the amount of total unrecognized compensation cost related to stock options is $20,008 and the weighted average period over which this will be expensed is 21.9 months.

In May 2006, the Company granted 52 shares of common stock to its non-employee members of its Board of Directors, of which the receipt of 43 shares have been deferred to the date upon which the respective director ceases to be a member of the Company's Board of Directors. This award was valued at the market value at the date of grant and vested upon grant. Compensation cost of $990 was recorded in connection with this grant.

(11) Pension, Postretirement and Postemployment Benefits

Pension and Postretirement Benefits

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans", ("SFAS No. 158") which amends Statements of Financial Accounting Standards No. 87, 88, 106 and 132R. Under SFAS No. 158, the Company is required to recognize on its balance sheet actuarial gains and losses and prior service costs that have not yet been included in income as an adjustment of equity through other comprehensive earnings with a corresponding adjustment to prepaid pension expense or the accrued pension liability. In addition, within two years of adoption, the measurement date for plan assets and liabilities would be required to be the Company's fiscal year end. SFAS No. 158 was effective for the Company in the fourth quarter of 2006. The effect of this statement on the Company's defined benefit pension and postretirement plans was an increase in accrued pension liability of $36,287, a decrease in intangible assets of $3,108, an increase in deferred tax assets of $12,645 and a decrease in accumulated other comprehensive earnings, net of tax, of $26,750.

Expense related to the Company's defined benefit and defined contribution plans for 2006, 2005 and 2004 were approximately $31,100, $28,800, and $26,300, respectively. Of these amounts, $15,400, $13,900 and $12,100 related to defined contribution plans in the United States and certain international affiliates. The remainder of the expense relates to defined benefit plans discussed below.

(Thousands of Dollars and Shares Except Per Share Data)

United States Plans

Substantially all United States employees are covered under at least one of several non-contributory defined benefit pension plans maintained by the Company. Benefits under the two major plans which principally cover non-union employees, are based primarily on salary and years of service. One of these major plans is funded. Benefits under the remaining plans are based primarily on fixed amounts for specified years of service. Of these remaining plans, the plan covering union employees is also funded. At September 30, 2006, the measurement date, all individual plans had projected and accumulated benefit obligations in excess of the fair value of each plan's assets. By the fiscal year ending December 28, 2008, the Company will be required under SFAS 158 to change the measurement dates for its pension plans to its fiscal year-end.

Hasbro also provides certain postretirement health care and life insurance benefits to eligible employees who retire and have either attained age 65 with 5 years of service or age 55 with 10 years of service. The cost of providing these benefits on behalf of employees who retired prior to 1993 is and will continue to be substantially borne by the Company. The cost of providing benefits on behalf of substantially all employees who retire after 1992 is borne by the employee. The plan is not funded.

(Thousands of Dollars and Shares Except Per Share Data)

	Pension		Postretirement	
	2006	2005	2006	2005
Change in Projected Benefit Obligation				
Projected benefit obligation — beginning	$ 313,937	277,820	38,505	36,082
Service cost	10,188	9,383	684	573
Interest cost	16,809	15,526	2,047	2,003
Actuarial loss (gain)	(8,014)	28,698	(2,358)	2,342
Benefits paid	(23,291)	(16,514)	(2,560)	(2,495)
Expenses paid	(608)	(976)	—	—
Projected benefit obligation — ending	$ 309,021	313,937	36,318	38,505
Accumulated benefit obligation — ending	$ 290,452	289,720	36,318	38,505
Change in Plan Assets				
Fair value of plan assets — beginning	$ 208,625	188,054	—	—
Actual return on plan assets	14,838	28,537	—	—
Employer contribution	35,918	9,524	—	—
Benefits paid	(23,291)	(16,514)	—	—
Expenses paid	(608)	(976)	—	—
Fair value of plan assets — ending	$ 235,482	208,625	—	—
Reconciliation of Funded Status				
Projected benefit obligation	$(309,021)	(313,937)	(36,318)	(38,505)
Fair value of plan assets	235,482	208,625	—	—
Contributions after measurement date	25,533	—	579	—
Funded status	$ (48,006)	(105,312)	(35,739)	(38,505)
Unrecognized net loss	—	73,996	—	11,552
Unrecognized prior service cost	—	3,550	—	—
Net amount recognized	$ (48,006)	(27,766)	(35,739)	(26,953)
Accrued benefit liability	$ (48,006)	(81,095)	(35,739)	(26,953)
Intangible asset	—	3,550	—	—
Accumulated other comprehensive earnings	—	49,779	—	—
Net amount recognized	$ (48,006)	(27,766)	(35,739)	(26,953)

Of the pension amount recognized at December 31, 2006, $3,065 is recognized in current liabilities and the remaining $44,941 is recognized in non-current liabilities. Of the postretirement amount recognized at December 31, 2006, $2,396 is recognized in current liabilities and the remaining $33,343 is recognized in non-current liabilities.

In connection with the adoption of SFAS 158 at December 31, 2006 described above, the Company's unamortized prior service costs of $2,954 and unrecognized net loss of $66,781 were recorded as a reduction of accumulated other comprehensive earnings. In fiscal 2007, the Company expects amortization of $592 and $2,914, respectively, of these amounts to be included as a component of net periodic benefit cost.

(Thousands of Dollars and Shares Except Per Share Data)

The provisions of Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions", prior to the statement being amended by SFAS 158, required the Company to record an additional minimum pension liability for certain of the Company's plans of $53,329 at December 25, 2005. This liability represented the amount by which the accumulated benefit obligation exceeds the sum of the fair market value of plan assets and accrued amounts previously recorded. The additional minimum pension liability was offset by an intangible asset to the extent of previously unrecognized prior service cost. An intangible asset in the amount of $3,550 is included in other intangibles on the balance sheet as of December 25, 2005. The remaining amount of $49,779 was recorded as components of accumulated other comprehensive earnings, along with related deferred taxes of $18,916 at December 25, 2005.

The assets of the funded plans are managed by investment advisors and consist of the following:

Asset Category	2006	2005
Large Cap Equity	30%	31%
Small Cap Equity	14	13
International Equity	20	17
Domestic Core Fixed Income	9	10
Domestic High Yield Fixed Income	11	11
Total Return Fund	16	17
Cash	—	1
	100%	100%

Hasbro's two major funded plans (the "Plans") are defined benefit pension plans intended to provide retirement benefits to participants in accordance with the benefit structure established by the Company. The Plans' investment managers, who exercise full investment discretion within guidelines outlined in the Plans' Investment Policy, are charged with managing the assets with the care, skill, prudence and diligence that a prudent investment professional in similar circumstance would exercise. Investment practices, at a minimum, must comply with the Employee Retirement Income Security Act (ERISA) and any other applicable laws and regulations.

The Plans' shared primary investment goal is maximum total return, consistent with prudent investment management. The Plans' asset allocations are structured to meet a long-term targeted total return consistent with the ongoing nature of the Plans' liabilities. The shared long-term total return goal, presently 8.75%, includes income plus realized and unrealized gains and/or losses on the Plans' assets. Utilizing generally accepted diversification techniques, the Plans' assets, in aggregate and at the individual portfolio level, are invested so that the total portfolio risk exposure and risk-adjusted returns best meet the Plans' long-term liabilities to employees. Plan asset allocations are reviewed at least quarterly and rebalanced to achieve target allocation among the asset categories when necessary.

The Plans' investment managers are provided specific guidelines under which they are to invest the assets assigned to them. In general, investment managers are expected to remain fully invested in their asset class with further limitations of risk as related to investments in a single security, portfolio turnover and credit quality.

The Plans' Investment Policy restricts the use of derivatives associated with leverage and speculation, or investments in securities issued by Hasbro, Inc., except through index-related strategies (e.g. an S&P 500 Index Fund) and/or commingled funds. In addition, unless specifically approved by the Investment Committee (which is comprised of members of management, established by the Board to manage and control pension plan assets), certain securities, strategies, and investments are ineligible for inclusion within the Plans.

(Thousands of Dollars and Shares Except Per Share Data)

The Company measures its liabilities and related assets at September 30 ("the measurement date") to coincide with the upcoming year planning cycle. The discount rates used in the pension calculation were also used for the postretirement calculation.

	2006	2005	2004
Components of Net Periodic Cost			
Pension			
Service cost	$ 10,188	9,384	8,632
Interest cost	16,809	15,526	14,630
Expected return on assets	(19,112)	(16,275)	(14,489)
Amortization of prior service cost	596	582	609
Amortization of actuarial loss	3,399	2,554	2,141
Net periodic benefit cost	$ 11,880	11,771	11,523
Postretirement			
Service cost	$ 684	573	605
Interest cost	2,047	2,003	2,285
Amortization of actuarial loss	459	354	529
Net periodic benefit cost	$ 3,190	2,930	3,419

Assumptions used to determine the year-end benefit obligation are as follows:

	2006	2005
Weighted average discount rate	5.75%	5.50%
Rate of future compensation increases	4.00%	4.00%
Long-term rate of return on plan assets	8.75%	8.75%
Mortality table	RP-2000	RP-2000

Assumptions used to determine net periodic benefit cost of the pension plans for each fiscal year follow:

	2006	2005	2004
Weighted average discount rate	5.50%	5.75%	6.00%
Rate of future compensation increases	4.00%	4.00%	4.00%
Long-term rate of return on plan assets	8.75%	8.75%	8.75%

Hasbro works with external benefit investment specialists to assist in the development of the long-term rate of return assumptions used to model and determine the overall asset allocation. Forecast returns are based on the combination of historical returns, current market conditions and a forecast for the capital markets for the next 5-7 years. Approximately 75% of the return assumption is based on the historical information and 25% is based on current or forward-looking information. All asset class assumptions are within certain bands around the long-term historical averages. Correlations are based primarily on historical return patterns.

(Thousands of Dollars and Shares Except Per Share Data)

Expected benefit payments under the defined benefit pension plans and expected gross benefit payments and subsidy receipts under the postretirement benefit plan for the next five years subsequent to 2006 and in the aggregate for the following five years are as follows:

		Postretirement	
	Pension	Gross Benefit Payments	Subsidy Receipts
2007	$ 17,685	2,666	271
2008	19,283	2,750	282
2009	19,346	2,815	290
2010	18,977	2,887	292
2011	19,614	2,937	290
2012-2016	118,325	14,577	1,285

Assumptions used to determine the net periodic benefit cost of the postretirement plans for the year to date period are as follows:

	2006	2005	2004
Health care cost trend rate assumed for next year	10.00%	9.00%	10.00%
Rate to which the cost trend rate is assumed to decline (ultimate trend rate)	5.00%	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2012	2011	2009

If the health care cost trend rate were increased one percentage point in each year, the accumulated postretirement benefit obligation at December 31, 2006 and the aggregate of the benefits earned during the period and the interest cost would have each increased by approximately 5% and 5%, respectively.

International Plans

Pension coverage for employees of Hasbro's international subsidiaries is provided, to the extent deemed appropriate, through separate defined benefit and defined contribution plans. At December 31, 2006 and December 25, 2005, the defined benefit plans had total projected benefit obligations of $73,333 and $58,206, respectively, accumulated benefit obligations of $62,893 and $46,557, respectively, and fair values of plan assets of $55,429 and $40,397, respectively. Substantially all of the plan assets are invested in equity and fixed income securities. The pension expense related to these plans was $3,702 for fiscal 2006 and $3,073 for fiscal 2005. In connection with the adoption of SFAS 158 at December 31, 2006 described above, the Company's unamortized prior service costs of $443, unrecognized net loss of $9,710 and unrecognized transition obligation of $277 were recorded as a reduction of accumulated other comprehensive earnings. In fiscal 2007, the Company expects amortization of $96, $231 and $45, respectively, of these amounts to be included as a component of net periodic benefit cost. At December 25, 2005, the Company had recorded an additional minimum pension liability related to these international plans of $3,100. This additional minimum pension liability was partially offset by an intangible asset in the amount of $206 at December 25, 2005. The remaining amount of $2,894 was recorded as a separate component of accumulated other comprehensive earnings, along with related deferred taxes of $902. Assumptions used to calculate the benefit obligations and pension expense for these plans vary depending on each plan and are based on factors specific to each country.

(Thousands of Dollars and Shares Except Per Share Data)

Expected benefit payments under the international defined benefit pension plans for the five years subsequent to 2006 and in the aggregate for the following five years are as follows:

2007	$ 949
2008	1,027
2009	1,075
2010	1,294
2011	1,367
2012-2016	11,655

Postemployment Benefits

Hasbro has several plans covering certain groups of employees, which may provide benefits to such employees following their period of active employment but prior to their retirement. These plans include certain severance plans which provide benefits to employees involuntarily terminated and certain plans which continue the Company's health and life insurance contributions for employees who have left Hasbro's employ under terms of its long-term disability plan.

(12) Leases

Hasbro occupies certain offices and uses certain equipment under various operating lease arrangements. The rent expense under such arrangements, net of sublease income which is not material, for 2006, 2005, and 2004 amounted to $34,603, $35,570, and $36,576, respectively.

Minimum rentals, net of minimum sublease income, which is not material, under long-term operating leases for the five years subsequent to 2006 and in the aggregate are as follows:

2007	$ 28,149
2008	25,529
2009	21,733
2010	10,979
2011	10,487
Later years	22,914
	$119,791

All leases expire prior to the end of 2018. Real estate taxes, insurance and maintenance expenses are generally obligations of the Company. It is expected that in the normal course of business, leases that expire will be renewed or replaced by leases on other properties; thus, it is anticipated that future minimum lease commitments will not be less than the amounts shown for 2006.

In addition, Hasbro leases certain facilities which, as a result of restructurings, are no longer in use. Future costs relating to such facilities were accrued as a component of the original charge and are not included in the table above.

(13) Derivative Financial Instruments

Hasbro uses foreign currency forwards and options, generally purchased for terms of not more than eighteen months, to reduce the impact of currency rate fluctuations on firmly committed and projected future foreign currency transactions.

(Thousands of Dollars and Shares Except Per Share Data)

During 2006, 2005, and 2004, the Company reclassified net losses, net of tax, from other comprehensive income to earnings of $1,448, $2,005, and $9,111, respectively, which included gains (losses) of $(68), $509, and $(163), respectively, as the result of ineffectiveness.

The remaining balance in accumulated other comprehensive earnings at December 31, 2006 of $2,116 represents a net unrealized loss on foreign currency contracts relating to hedges of inventory purchased during the fourth quarter of 2006 or forecasted to be purchased during 2007 and intercompany expenses and royalty payments expected to be paid or received during 2007. These amounts will be transferred to the consolidated statement of operations upon the sale of the related inventory and receipt or payment of the related royalties and expenses. The Company expects substantially all of the balance in accumulated other comprehensive earnings to be reclassified to the consolidated statement of operations within the next 12 months.

The Company also enters into derivative instruments to offset changes in the fair value of intercompany loans due to the impact of foreign currency changes. The Company recorded a net loss on these instruments to other (income) expense, net of $5,501, $60,014, and $30,882 in 2006, 2005, and 2004, respectively, relating to the change in fair value of such derivatives, substantially offsetting gains from the change in fair value of intercompany loans to which the contracts relate included in other (income) expense, net.

(14) Commitments and Contingencies

Hasbro had unused open letters of credit and related instruments of approximately $71,000 and $33,600 at December 31, 2006 and December 25, 2005, respectively.

The Company enters into license agreements with inventors, designers and others for the use of intellectual properties in its products. Certain of these agreements contain provisions for the payment of guaranteed or minimum royalty amounts. Additionally, the Company has a long-term commitment related to promotional and marketing activities at a U.S. based theme park. Under terms of currently existing agreements as of December 31, 2006, Hasbro may, provided the other party meets their contractual commitment, be required to pay amounts as follows:

2007	$ 91,890
2008	12,380
2009	13,900
2010	41,810
2011	4,800
	$164,780

In addition to the above commitments, certain of the above contracts impose minimum marketing commitments on the Company, including the Company's agreement with MARVEL, which requires the expenditure of $15,000 in connection with the theatrical release of SPIDER-MAN 3 expected to occur in May of 2007.

In addition, the Company has $116,792 of prepaid royalties included as a component of prepaid expenses and other current assets in the balance sheet. The long-term portion of advances paid of $64,769 is included in other assets. Advanced royalties paid and guaranteed or minimum royalties to be paid relate to anticipated revenues in the years 2007 through 2018.

At December 31, 2006, including the $15,000 marketing commitment mentioned above, the Company had approximately $249,554 in outstanding purchase commitments.

(Thousands of Dollars and Shares Except Per Share Data)

Hasbro is party to certain legal proceedings, none of which, individually or in the aggregate, is deemed to be material to the financial condition of the Company.

(15) Segment Reporting

Segment and Geographic Information

Hasbro is a worldwide leader in children's and family leisure time and entertainment products, including the development, manufacture and marketing of games and toys ranging from traditional to high-tech. In 2006 the Company restructured its business by combining the U.S. Toys and Games operations, previously reported as separate segments, with the Canadian and Mexican operations, previously managed as part of the International segment, into one segment, the North American segment. The International segment is now comprised of operations in the Europe, Asia Pacific, South America and Latin America, excluding Mexico. The Company's manufacturing facilities in East Longmeadow, Massachusetts and Waterford, Ireland, which were previously included in the Games and International segments, respectively, along with the Company's Far East sourcing operations, are now managed as part of the Global Operations segment.

The North American segment includes the development, marketing and selling of boys' action figures, vehicles and playsets, girls' toys, electronic toys and games, plush products, preschool toys and infant products, electronic interactive products, tween electronic products, toy-related specialty products, traditional board games and puzzles, DVD- based games, fiction books, and trading card and role-playing games within the United States, Canada and Mexico. Within the International segment, the Company develops, markets and sells both toy and certain game products in non-North American markets, primarily the European, Asia Pacific, and Latin and South American regions. The Global Operations segment is responsible for manufacturing and sourcing finished product for the Company's North American and International segments. The Company has another segment that licenses out certain toy and game properties.

Segment performance is measured at the operating profit level. Included in Corporate and eliminations are certain corporate expenses, the elimination of intersegment transactions and certain assets benefiting more than one segment. Intersegment sales and transfers are reflected in management reports at amounts approximating cost. Certain shared costs are allocated to segments based upon foreign exchange rates fixed at the beginning of the year, with adjustment to actual foreign exchange rates included in Corporate and eliminations.

The 2005 and 2004 segment data has been restated to reflect the 2006 segment structure. In 2006 the Company adopted SFAS 123R, which requires the Company to record expense related to stock options in its consolidated financial statements. Consistent with management's approach in evaluating segment results, the 2005 and 2004 segment operating profit (loss) has been adjusted to include stock-based compensation as disclosed under SFAS 123. The amount of 2005 and 2004 stock option expense is subtracted from the total segment operating profit (loss) in order to reconcile to the operating profit (loss) in the consolidated financial statements.

With the exception of the treatment of stock-based compensation expense for 2005 and 2004 management financial statements, the accounting policies of the segments are the same as those referenced in Note 1.

Results shown for fiscal years 2006, 2005 and 2004 are not necessarily those which would be achieved were each segment an unaffiliated business enterprise.

(Thousands of Dollars and Shares Except Per Share Data)

Information by segment and a reconciliation to reported amounts are as follows:

	Revenues from External Customers	Affiliate Revenue	Operating Profit (Loss)	Depreciation and Amortization	Capital Additions	Total Assets
2006						
North America	$2,130,290	8,266	275,959	51,926	4,278	3,193,870
International	959,319	23	90,893	24,681	3,004	859,690
Global Operations(a)	13,185	1,242,354	27,158	46,584	57,487	1,073,871
Other Segments	48,687	—	15,729	2,002	105	134,970
Corporate and eliminations(b)	—	(1,250,643)	(33,376)	21,514	17,229	(2,165,496)
Consolidated Total	$3,151,481	—	376,363	146,707	82,103	3,096,905
2005						
North America	$2,038,556	11,042	165,676	78,562	7,394	2,658,821
International	988,591	124	106,435	33,048	3,866	811,577
Global Operations(a)	10,612	1,171,150	22,712	53,919	49,701	866,125
Other Segments	49,868	—	19,153	997	108	115,864
Corporate and eliminations(b)	—	(1,182,316)	(26,499)	13,606	9,515	(1,151,244)
Subtotal	3,087,627	—	287,477	180,132	70,584	3,301,143
Stock Compensation(c)	—	—	23,044	—	—	—
Consolidated Total	$3,087,627	—	310,521	180,132	70,584	3,301,143
2004						
North America	$1,956,031	11,247	163,786	53,266	3,941	2,469,719
International	977,128	161	94,487	27,971	4,313	1,090,605
Global Operations(a)	13,129	1,099,551	13,437	48,949	56,343	885,487
Other Segments	51,222	—	16,470	154	428	178,913
Corporate and eliminations(b)	—	(1,110,959)	(17,332)	15,840	14,214	(1,384,064)
Subtotal	2,997,510	—	270,848	146,180	79,239	3,240,660
Stock Compensation(c)	—	—	22,164	—	—	—
Consolidated Total	$2,997,510	—	293,012	146,180	79,239	3,240,660

(a) The Global Operations segment derives substantially all of its revenues, and thus its operating results, from intersegment activities. Operating profit of the Global Operations segment for the fiscal year 2006 includes a charge of approximately $11,200, primarily related to severance costs, in connection with the reduction of manufacturing activity at the Company facility in Ireland.

(b) Certain intangible assets, primarily goodwill, which benefit operating segments are reflected as Corporate assets for segment reporting purposes. For application of SFAS 142, these amounts have been allocated to the reporting unit which benefits from their use. In addition, allocations of certain expenses related to

(Thousands of Dollars and Shares Except Per Share Data)

these assets to the individual operating segments are done prior to the start of the year based on budgeted amounts. Any difference between actual and budgeted amounts are reflected in the Corporate segment.

(c) As noted in footnote 10, on December 26, 2005, the first day of fiscal 2006, the Company adopted SFAS 123R using the modified prospective method. Under this method, the Company recorded stock option compensation in 2006 related to unvested options as of that date as well as grants made in 2006. The Company did not restate any of the prior years but has adjusted the operating profit (loss) of each of its segments for 2005 and 2004 to reflect compensation for those periods based on the Company's 2005 and 2004 pro forma disclosures under SFAS 123. As such, the above amounts represents the removal of the amounts included in the segment disclosures to reconcile to the 2005 and 2004 reported consolidated operating profit for 2005 and 2004. The $23,044 of 2005 pro forma stock option expense was allocated as follows: $15,417 to North America, $4,309 to International, $1,774 to Global Operations and $1,544 to Other Segment. The $22,164 of 2004 pro forma stock option expense was allocated as follows: $14,535 to North America, $4,187 to International, $1,824 to Global Operations and $1,618 to Other Segment.

The following table presents consolidated net revenues by classes of principal products for the three fiscal years ended December 31, 2006:

	2006	2005	2004
Games and puzzles	$1,294,110	1,246,422	1,316,031
Boys' toys	575,841	721,770	591,574
Preschool toys	406,663	334,729	381,424
Tweens toys	266,844	269,826	287,035
Girls' toys	540,298	446,822	367,734
Other	67,725	68,058	53,712
Net revenues	$3,151,481	3,087,627	2,997,510

No individual product lines accounted for 10% or more of consolidated net revenues during 2006 or 2004. During 2005, revenues from STAR WARS related products accounted for 16% of consolidated net revenues.

Information as to Hasbro's operations in different geographical areas is presented below on the basis the Company uses to manage its business. Net revenues are categorized based on location of the customer, while long-lived assets (property, plant and equipment, goodwill and other intangibles) are categorized based on their location:

	2006	2005	2004
Net revenues			
United States	$1,898,865	1,846,217	1,782,295
International	1,252,616	1,241,410	1,215,215
	$3,151,481	3,087,627	2,997,510
Long-lived assets			
United States	$1,051,124	1,127,100	1,151,852
International	132,797	117,439	162,737
	$1,183,921	1,244,539	1,314,589

Principal international markets include Europe, Canada, Mexico, Australia, and Hong Kong.

(Thousands of Dollars and Shares Except Per Share Data)

Other Information

Hasbro markets its products primarily to customers in the retail sector. Although the Company closely monitors the creditworthiness of its customers, adjusting credit policies and limits as deemed appropriate, a substantial portion of its customers' ability to discharge amounts owed is generally dependent upon the overall retail economic environment.

Sales to the Company's three largest customers, Wal-Mart Stores, Inc., Target Corporation and Toys 'R Us, Inc., amounted to 24%, 13% and 11%, respectively, of consolidated net revenues during 2006, 24%, 12% and 12% during 2005 and 21%, 10% and 15% during 2004. These net revenues were primarily related to the North American segment.

Hasbro purchases certain components and accessories used in its manufacturing process and certain finished products from manufacturers in the Far East. The Company's reliance on external sources of manufacturing can be shifted, over a period of time, to alternative sources of supply for products it sells, should such changes be necessary. However, if the Company were prevented from obtaining products from a substantial number of its current Far East suppliers due to political, labor or other factors beyond its control, the Company's operations would be disrupted, potentially for a significant period of time, while alternative sources of product were secured. The imposition of trade sanctions by the United States or the European Union against a class of products imported by Hasbro from, or the loss of "normal trade relations" status by, the People's Republic of China could significantly increase the cost of the Company's products imported into the United States or Europe.

(Thousands of Dollars and Shares Except Per Share Data)

(16) Quarterly Financial Data (Unaudited)

	Quarter				
	First	Second	Third	Fourth	Full Year
2006					
Net revenues	$468,181	527,764	1,039,138	1,116,398	3,151,481
Gross profit	282,089	317,395	577,627	670,485	1,847,596
Earnings (loss) before income taxes	(5,453)	32,502	143,876	170,549	341,474
Net earnings (loss)	(4,899)	27,088	99,584	108,282	230,055
Per common share					
Net earnings (loss)					
Basic	$ (.03)	.16	.62	.68	1.38
Diluted	(.03)	.07	.58	.62	1.29
Market price					
High	$ 21.90	21.27	22.75	27.69	27.69
Low	19.52	17.90	17.00	22.41	17.00
Cash dividends declared	$ .12	.12	.12	.12	.48
2005					
Net revenues	$454,944	572,388	988,052	1,072,243	3,087,627
Gross profit	288,969	347,622	543,277	621,488	1,801,356
Earnings (loss) before income taxes	(3,225)	32,690	126,326	155,122	310,913
Net earnings (loss)	(3,713)	29,454	92,063	94,271	212,075
Per common share					
Net earnings (loss)					
Basic	$ (.02)	.17	.51	.53	1.19
Diluted	(.02)	.13	.47	.48	1.09
Market price					
High	$ 21.50	21.00	22.35	20.75	22.35
Low	18.11	18.40	19.83	17.75	17.75
Cash dividends declared	$ .09	.09	.09	.09	.36

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures, as defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. The Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2006. Based on the evaluation of these disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective.

Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) promulgated under the Exchange Act. Hasbro's internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Hasbro's management assessed the effectiveness of its internal control over financial reporting as of December 31, 2006. In making its assessment, Hasbro's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in "Internal Control-Integrated Framework". Based on this assessment, Hasbro's management concluded that, as of December 31, 2006, its internal control over financial reporting was effective based on those criteria. Hasbro's independent registered public accounting firm has issued an audit report on management's assessment of its internal control over financial reporting, which appears below.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Hasbro, Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Hasbro, Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Hasbro, Inc. maintained effective internal control over financial reporting as of December 31, 2006 is fairly stated, in all material respects, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Hasbro, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Hasbro, Inc. and subsidiaries as of December 31, 2006 and December 25, 2005, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the fiscal years in the three-year period ended December 31, 2006, and our report dated February 27, 2007, expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Providence, Rhode Island
February 27, 2007

Changes in Internal Controls

There were no changes in the Company's internal controls over financial reporting, as defined in Rule 13a-15(f) promulgated under the Exchange Act, during the quarter ended December 31, 2006, that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

Item 9B. *Other Information*

None

PART III

Item 10. *Directors and Executive Officers of the Registrant*

Certain of the information required by this item is contained under the captions "Election of Directors", "Governance of the Company" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's definitive proxy statement for the 2007 Annual Meeting of Shareholders and is incorporated herein by reference.

The information required by this item with respect to executive officers of the Company is included in this Annual Report on Form 10-K under the caption "Executive Officers of the Registrant" and is incorporated herein by reference.

The Company has a Code of Conduct, which is applicable to all of the Company's employees, officers and directors, including the Company's Chief Executive Officer, Chief Financial Officer and Controller. A copy of the Code of Conduct is available on the Company's website under Corporate Information, Investors, Corporate Governance. The Company's website address is http://www.hasbro.com. Although the Company does not generally intend to provide waivers of or amendments to the Code of Conduct for its Chief Executive Officer, Chief Financial Officer, Controller, or other officers or employees, information concerning any waiver of or amendment to the Code of Conduct for the Chief Executive Officer, Chief Financial Officer, Controller, or any other executive officers or directors of the Company, will be promptly disclosed on the Company's website in the location where the Code of Conduct is posted.

The Company has also posted on its website, in the Corporate Governance location referred to above, copies of its Corporate Governance Principles and of the charters for its (i) Audit, (ii) Compensation, (iii) Finance, (iv) Nominating, Governance and Social Responsibility, and (v) Executive Committees of its Board of Directors.

In addition to being accessible on the Company's website, copies of the Company's Code of Conduct, Corporate Governance Principles, and charters for the Company's five Board Committees, are all available free of charge upon request to the Company's Senior Vice President, General Counsel and Secretary, Barry Nagler, at 1027 Newport Avenue, P.O. Box 1059, Pawtucket, R.I. 02862-1059.

Pursuant to the Annual Chief Executive Officer Certification submitted to the New York Stock Exchange ("NYSE"), the Company's Chief Executive Officer certified on June 1, 2006 that he was not aware of any violation by the Company of the NYSE's corporate governance listing standards. Further, as of the date of the filing of this report, the Company's Chief Executive Officer is not aware of any violation by the Company of the NYSE's corporate governance listing standards.

Item 11. *Executive Compensation*

The information required by this item is contained under the captions "Compensation of Directors", "Executive Compensation", "Compensation Committee Report", "Compensation Discussion and Analysis" and "Compensation Committee Interlocks and Insider Participation" in the Company's definitive proxy statement for the 2007 Annual Meeting of Shareholders and is incorporated herein by reference.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information required by this item is contained under the captions "Voting Securities and Principal Holders Thereof", "Security Ownership of Management" and "Equity Compensation Plans" in the Company's definitive proxy statement for the 2007 Annual Meeting of Shareholders and is incorporated herein by reference.

Item 13. ***Certain Relationships and Related Transactions***

The information required by this item is contained under the caption "Governance of the Company" and "Certain Relationships and Related Transactions" in the Company's definitive proxy statement for the 2007 Annual Meeting of Shareholders and is incorporated herein by reference.

Item 14. ***Principal Accountant Fees and Services***

The information required by this item is contained under the caption "Additional Information Regarding Independent Registered Public Accounting Firm" in the Company's definitive proxy statement for the 2007 Annual Meeting of Shareholders and is incorporated herein by reference.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a) Financial Statements, Financial Statement Schedules and Exhibits

(1) *Financial Statements*

Included in PART II of this report:

Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets at December 31, 2006 and December 25, 2005
Consolidated Statements of Operations for the Three Fiscal Years Ended in December 2006, 2005, and 2004
Consolidated Statements of Shareholders' Equity for the Three Fiscal Years Ended in December 2006, 2005, and 2004
Consolidated Statements of Cash Flows for the Three Fiscal Years Ended in December 2006, 2005, and 2004
Notes to Consolidated Financial Statements

(2) *Financial Statement Schedules*

Included in PART IV of this report:
Report of Independent Registered Public Accounting Firm on Financial Statement Schedule
For the Three Fiscal Years Ended in December 2006, 2005, and 2004:
Schedule II — Valuation and Qualifying Accounts and Reserves

Schedules other than those listed above are omitted for the reason that they are not required or are not applicable, or the required information is shown in the financial statements or notes thereto. Columns omitted from schedules filed have been omitted because the information is not applicable.

(3) *Exhibits*

The Company will furnish to any shareholder, upon written request, any exhibit listed below upon payment by such shareholder to the Company of the Company's reasonable expenses in furnishing such exhibit.

Exhibit

3. Articles of Incorporation and Bylaws

    (a) Restated Articles of Incorporation of the Company. (Incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the period ended July 2, 2000, File No. 1-6682.)

    (b) Amendment to Articles of Incorporation, dated June 28, 2000. (Incorporated by reference to Exhibit 3.4 to the Company's Quarterly Report on Form 10-Q for the period ended July 2, 2000, File No. 1-6682.)

    (c) Amendment to Articles of Incorporation, dated May 19, 2003. (Incorporated by reference to Exhibit 3.3 to the Company's Quarterly Report on Form 10-Q for the period ended June 29, 2003, File No. 1-6682.)

    (d) Amended and Restated Bylaws of the Company, as amended.

    (e) Certificate of Designations of Series C Junior Participating Preference Stock of Hasbro, Inc. dated June 29, 1999. (Incorporated by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q for the period ended July 2, 2000, File No. 1-6682.)

    (f) Certificate of Vote(s) authorizing a decrease of class or series of any class of shares. (Incorporated by reference to Exhibit 3.3 to the Company's Quarterly Report on Form 10-Q for the period ended July 2, 2000, File No. 1-6682.)

4. Instruments defining the rights of security holders, including indentures.

    (a) Indenture, dated as of July 17, 1998, by and between the Company and Citibank, N.A. as Trustee. (Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated July 14, 1998, File No. 1-6682.)

    (b) Indenture, dated as of March 15, 2000, by and between the Company and the Bank of Nova Scotia Trust Company of New York. (Incorporated by reference to Exhibit 4(b)(i) to the Company's Annual Report on Form 10-K for the Fiscal Year Ended December 26, 1999, File No. 1-6682.)

    (c) Indenture, dated as of November 30, 2001, between the Company and The Bank of Nova Scotia Trust Company of New York. (Incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-3, File No. 333-83250, filed February 22, 2002.)

    (d) Revolving Credit Agreement, dated as of June 23, 2006, by and among Hasbro, Inc., Hasbro SA, Bank of America, N.A., Citibank, N.A., Citizens Bank of Massachusetts, Commerzbank AG, New York and Grand Cayman Branches, BNP Paribas, Banc of America Securities LLC and the other banks party thereto. (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated June 23, 2006, File No. 1-6682.)

    (e) Rights Agreement, dated as of June 16, 1999, between the Company and the Rights Agent. (Incorporated by reference to Exhibit 4 to the Company's Current Report on Form 8-K dated as of June 16, 1999.)

    (f) First Amendment to Rights Agreement, dated as of December 4, 2000, between the Company and the Rights Agent. (Incorporated by reference to Exhibit 4(f) to the Company's Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2000, File No. 1-6682.)

    (g) Second Amendment to Rights Agreement, dated as of February 13, 2007, between the Company and Computershare Trust Company N.A. as the Rights Agent.

10. Material Contracts

    (a) Lease between Hasbro Canada Corporation (formerly named Hasbro Industries (Canada) Ltd.) ("Hasbro Canada") and Central Toy Manufacturing Co. ("Central Toy"), dated December 23, 1976. (Incorporated by reference to Exhibit 10.15 to the Company's Registration Statement on Form S-14, File No. 2-92550.)

    (b) Lease between Hasbro Canada and Central Toy, together with an Addendum thereto, each dated as of May 1, 1987. (Incorporated by reference to Exhibit 10(f) to the Company's Annual Report on Form 10-K for the Fiscal Year Ended December 27, 1987, File No. 1-6682.)

Exhibit

(c) Addendum to lease, dated March 5, 1998, between Hasbro Canada and Central Toy. (Incorporated by reference to Exhibit 10(c) to the Company's Annual Report on Form 10-K for the Fiscal Year Ended December 28, 1997, File No. 1-6682.)

(d) Letter agreement, dated December 13, 2000, between Hasbro Canada and Central Toy. (Incorporated by reference to Exhibit 10(d) to the Company's Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2000, File No. 1-6682.)

(e) Indenture and Agreement of Lease between Hasbro Canada and Central Toy, dated November 11, 2003. (Incorporated by reference to Exhibit 10(e) to the Company's Annual Report on Form 10-K for the Fiscal Year Ended December 28, 2003, File No. 1-6682.)

(f) Toy License Agreement between Lucas Licensing Ltd. and the Company, dated as of October 14, 1997. (Portions of this agreement have been omitted pursuant to a request for confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.)(Incorporated by reference to Exhibit 10(d) to the Company's Annual Report on Form 10-K for the Fiscal Year Ended December 27, 1998, File No. 1-6682.)

(g) First Amendment to Toy License Agreement between Lucas Licensing Ltd. and the Company, dated as of September 25, 1998. (Portions of this agreement have been omitted pursuant to a request for confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.)(Incorporated by reference to Exhibit 10(e) to the Company's Annual Report on Form 10-K for the Fiscal Year Ended December 27, 1998, File No. 1-6682.)

(h) Seventeenth Amendment to Toy License Agreement between Lucas Licensing Ltd. and the Company, dated as of January 30, 2003. (Incorporated by reference to Exhibit 10(g) to the Company's Annual Report on Form 10-K for the Fiscal Year Ended December 29, 2002, File No. 1-6682.)

(i) Agreement of Strategic Relationship between Lucasfilm Ltd. and the Company, dated as of October 14, 1997. (Portions of this agreement have been omitted pursuant to a request for confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.) (Incorporated by reference to Exhibit 10(f) to the Company's Annual Report on Form 10-K for the Fiscal Year Ended December 27, 1998, File No. 1-6682.)

(j) First Amendment to Agreement of Strategic Relationship between Lucasfilm Ltd. and the Company, dated as of September 25, 1998. (Incorporated by reference to Exhibit 10(g) to the Company's Annual Report on Form 10-K for the Fiscal Year ended December 27, 1998, File No. 1-6682.)

(k) Second Amendment to Agreement of Strategic Relationship between Lucasfilm Ltd. and the Company, dated as of January 30, 2003. (Incorporated by reference to Exhibit 10(j) to the Company's Annual Report on Form 10-K for the Fiscal Year Ended December 29, 2002, File No. 1-6682.)

(l) Warrant, dated October 14, 1997 between the Company and Lucas Licensing Ltd. (Incorporated by reference to Exhibit 10(h) to the Company's Annual Report on Form 10-K for the Fiscal Year Ended December 27, 1998, File No. 1-6682.)

(m) Warrant, dated October 14, 1997 between the Company and Lucasfilm Ltd. (Incorporated by reference to Exhibit 10(i) to the Company's Annual Report on Form 10-K for the Fiscal Year Ended December 27, 1998, File No. 1-6682.)

(n) Warrant, dated October 30, 1998 between the Company and Lucas Licensing Ltd. (Incorporated by reference to Exhibit 10(j) to the Company's Annual Report on Form 10-K for the Fiscal Year Ended December 27, 1998, File No. 1-6682.)

(o) Warrant, dated October 30, 1998 between the Company and Lucasfilm Ltd. (Incorporated by reference to Exhibit 10(k) to the Company's Annual Report on Form 10-K for the Fiscal Year Ended December 27, 1998, File No. 1-6682.)

(p) Warrant Amendment Agreement dated January 30, 2003 by and among the Company, Lucasfilm Ltd., and Lucas Licensing Ltd. (Filed as Exhibit 1 to Amendment No. 1 to Statement on Schedule 13D filed with the SEC with respect to the securities of Hasbro, Inc. on February 10, 2003 and incorporated herein by reference.)

Exhibit

(q) Receivables Purchase Agreement dated as of December 10, 2003 among Hasbro Receivables Funding, LLC, as the Seller, CAFCO LLC and Starbird Funding Corporation, as Investors, Citibank, N.A. and BNP Paribas, as Banks, Citicorp North America, Inc., as Program Agent, Citicorp North America, Inc. and BNP Paribas, as Investor Agents, Hasbro, Inc., as Collection Agent and Originator, and Wizards of the Coast, Inc. and Oddzon, Inc., as Originators. (Portions of this agreement have been omitted pursuant to a request for confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.) (Incorporated by reference to Exhibit 10(q) to the Company's Annual Report on Form 10-K for the Fiscal Year Ended December 28, 2003, File No. 1-6682.)

(r) Amendment No. 8 to Receivables Purchase Agreement, dated as of December 18, 2006, among Hasbro Receivables Funding, LLC, as the Seller, CAFCO LLC and Starbird Funding Corporation, as Investors, Citibank, N.A. and BNP Paribas, as Banks, Citicorp North America, Inc., as Program Agent, Citicorp North America, Inc. and BNP Paribas, as Investor Agents, Hasbro, Inc., as Collection Agent and Originator, and Wizards of the Coast, Inc. as Originator. (Portions of this agreement have been omitted pursuant to a request for confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.)

(s) License Agreement, dated January 6, 2006, by and between Hasbro, Inc., Marvel Characters, Inc., and Spider-Man Merchandising L.P. (Portions of this agreement have been omitted pursuant to a request for confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.) (Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended April 2, 2006, File No. 1-6682.)

(t) First Amendment to License Agreement, dated February 8, 2006, by and between Hasbro, Inc., Marvel Characters, Inc. and Spider-Man Merchandising L.P. (Portions of this agreement have been omitted pursuant to a request for confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.) (Incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the period ended April 2, 2006, File No. 1-6682.)

Executive Compensation Plans and Arrangements

(u) 1992 Stock Incentive Plan. (Incorporated by reference to Appendix A to the Company's definitive proxy statement for its 1992 Annual Meeting of Shareholders, File No. 1-6682.)

(v) Form of Stock Option Agreement under the 1992 Stock Incentive Plan, the Stock Incentive Performance Plan and the Employee Non-Qualified Stock Plan. (Incorporated by reference to Exhibit 10(v) to the Company's Annual Report on Form 10-K for the Fiscal Year Ended December 27, 1992, File No. 1-6682.)

(w) Hasbro, Inc. 1995 Stock Incentive Performance Plan. (Incorporated by reference to Appendix A to the Company's definitive proxy statement for its 1995 Annual Meeting of Shareholders, File No. 1-6682.)

(x) First Amendment to the 1992 Stock Incentive Plan and the 1995 Stock Incentive Performance Plan. (Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended June 27, 1999, File No. 1-6682.)

(y) Second Amendment to the 1995 Stock Incentive Performance Plan. (Incorporated by reference to Appendix A to the Company's definitive proxy statement for its 2000 Annual Meeting of Shareholders, File No. 1-6682.)

(z) Second Amendment to the 1992 Stock Incentive Plan. (Incorporated by reference to Exhibit 10(w) to the Company's Annual Report on Form 10-K for the Fiscal Year Ended December 25, 2005, File No. 1-6682.)

(aa) Third Amendment to the 1995 Stock Incentive Performance Plan. (Incorporated by reference to Exhibit 10(x) to the Company's Annual Report on Form 10-K for the Fiscal Year Ended December 25, 2005, File No. 1-6682.)

(bb) 1997 Employee Non-Qualified Stock Plan. (Incorporated by reference to Exhibit 10(dd) to the Company's Annual Report on Form 10-K for the Fiscal Year Ended December 29, 1996, File No. 1-6682.)

Exhibit

(cc) First Amendment to the 1997 Employee Non-Qualified Stock Plan. (Incorporated by reference to Exhibit 10 to the Company's Quarterly Report on Form 10-Q for the period ended March 28, 1999, File No. 1-6682.)

(dd) Form of Stock Option Agreement (For Participants in the Long Term Incentive Program) under the 1992 Stock Incentive Plan, the 1995 Stock Incentive Performance Plan, and the 1997 Employee Non-Qualified Stock Plan. (Incorporated by reference to Exhibit 10(w) to the Company's Annual Report on Form 10-K for the Fiscal Year Ended December 27, 1992, File No. 1-6682.)

(ee) Third Amendment to the 1997 Employee Non-Qualified Stock Plan. (Incorporated by reference to Exhibit 10(bb) to the Company's Annual Report on Form 10-K for the Fiscal Year Ended December 25, 2005, File No. 1-6682.)

(ff) Form of Restricted Stock Agreement. (Incorporated by reference to Exhibit 10(gg) to the Company's Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2000, File No. 1-6682.)

(gg) Form of Deferred Restricted Stock Unit Agreement. (Incorporated by reference to Exhibit 10(hh) to the Company's Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2000, File No. 1-6682.)

(hh) Form of Employment Agreement between the Company and six Company executives. (Incorporated by reference to Exhibit 10(v) to the Company's Annual Report on Form 10-K for the Fiscal Year Ended December 31, 1989, File No. 1-6682.)

(ii) Form of Amendment, dated as of March 10, 2000, to Form of Employment Agreement included as Exhibit 10(hh) above. (Incorporated by reference to Exhibit 10(ff) to the Company's Annual Report on Form 10-K for the Fiscal Year Ended December 26, 1999, File No. 1-6682.)

(jj) Hasbro, Inc. Retirement Plan for Directors. (Incorporated by reference to Exhibit 10(x) to the Company's Annual Report on Form 10-K for the Fiscal Year Ended December 30, 1990, File No. 1-6682.)

(kk) First Amendment to Hasbro, Inc. Retirement Plan for Directors, dated April 15, 2003. (Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended June 29, 2003, File No. 1-6682.)

(ll) Second Amendment to Hasbro, Inc. Retirement Plan for Directors. (Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended June 27, 2004, File No. 1-6682.)

(mm) Form of Director's Indemnification Agreement. (Incorporated by reference to Appendix B to the Company's definitive proxy statement for its 1988 Annual Meeting of Shareholders, File No. 1-6682.)

(nn) Hasbro, Inc. Deferred Compensation Plan for Non-Employee Directors. (Incorporated by reference to Exhibit 10(cc) to the Company's Annual Report on Form 10-K for the Fiscal Year Ended December 26, 1993, File No. 1-6682.)

(oo) First Amendment to Hasbro, Inc. Deferred Compensation Plan for Non-Employee Directors, dated April 15, 2003. (Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended June 29, 2003, File No. 1-6682.)

(pp) Second Amendment to Hasbro, Inc. Deferred Compensation Plan for Non-Employee Directors, dated July 17, 2003. (Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended September 28, 2003, File No. 1-6682.)

(qq) Third Amendment to Hasbro, Inc. Deferred Compensation Plan for Non-Employee Directors, dated December 15, 2005. (Incorporated by reference to Exhibit 10(nn) to the Company's Annual Report on Form 10-K for the Fiscal Year Ended December 25, 2005, File No. 1-6682.)

(rr) Hasbro, Inc. 1994 Stock Option Plan for Non-Employee Directors. (Incorporated by reference to Appendix A to the Company's definitive proxy statement for its 1994 Annual Meeting of Shareholders, File No. 1-6682.)

Exhibit

(ss) First Amendment to the 1994 Stock Option Plan for Non-Employee Directors. (Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended June 27, 1999, File No. 1-6682.)

(tt) Form of Stock Option Agreement for Non-Employee Directors under the Hasbro, Inc. 1994 Stock Option Plan for Non-Employee Directors. (Incorporated by reference to Exhibit 10(w) to the Company's Annual Report on Form 10-K for the Fiscal Year Ended December 25, 1994, File No. 1-6682.)

(uu) Hasbro, Inc. 2003 Stock Option Plan for Non-Employee Directors. (Incorporated by reference to Appendix B to the Company's definitive proxy statement for its 2003 Annual Meeting of Shareholders, File No. 1-6682.)

(vv) Hasbro, Inc. 2004 Senior Management Annual Performance Plan. (Incorporated by reference to Appendix B to the Company's definitive proxy statement for its 2004 Annual Meeting of Shareholders, File No. 1-6682.)

(ww) Hasbro, Inc. 2003 Stock Incentive Performance Plan. (Incorporated by reference to Appendix D to the Company's definitive proxy statement for its 2003 Annual Meeting of Shareholders, File No. 1-6682.)

(xx) First Amendment to the Hasbro, Inc. 2003 Stock Incentive Performance Plan. (Incorporated by reference to Appendix B to the Company's definitive proxy statement for its 2005 Annual Meeting of Shareholders, File No. 1-6682.)

(yy) Second Amendment to Hasbro, Inc. 2003 Stock Incentive Performance Plan. (Incorporated by reference to Exhibit 10(vv) to the Company's Annual Report on Form 10-K for the Fiscal Year Ended December 25, 2005, File No. 1-6682.)

(zz) Third Amendment to Hasbro, Inc. 2003 Stock Incentive Performance Plan. (Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended July 2, 2006, File No. 1-6682.)

(aaa) Fourth Amendment to Hasbro, Inc. 2003 Stock Incentive Performance Plan. (Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended October 1, 2006, File No. 1-6682.)

(bbb) Form of Fair Market Value Stock Option Agreement under the 2003 Stock Incentive Performance Plan. (Incorporated by Reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended September 26, 2004, File No. 1-6682.)

(ccc) Form of Premium-Priced Stock Option Agreement under the 2003 Stock Incentive Performance Plan. (Incorporated by Reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended September 26, 2004, File No. 1-6682.)

(ddd) Form of Contingent Stock Performance Award under the Hasbro, Inc. 2003 Stock Incentive Performance Plan. (Incorporated by reference to Exhibit 10 to the Company's Current Report on Form 8-K dated as of July 27, 2006, File No. 1-6682.)

(eee) Hasbro, Inc. Amended and Restated Nonqualified Deferred Compensation Plan. (Incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-8 dated October 27, 2003, File No. 333-110002.)

(fff) First Amendment to Hasbro, Inc. Amended and Restated Nonqualified Deferred Compensation Plan. (Incorporated by Reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended March 28, 2004, File No. 1-6682.)

(ggg) Post-Employment Agreement, dated March 10, 2004, by and between the Company and Alfred J. Verrecchia. (Incorporated by reference to Exhibit 10(rr) to the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 2003, File No. 1-6682.)

(hhh) Hasbro, Inc. 2006 Management Incentive Plan. (Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended April 2, 2006, File No. 1-6682.)

(iii) Chairmanship Agreement between the Company and Alan Hassenfeld dated August 30, 2005. (Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended September 25, 2005, File No. 1-6682.)

Exhibit

(jjj) Employment agreement, dated January 20, 2006, by and between the Company and Brian Goldner. (Incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the period ended April 2, 2006, File No. 1-6682.)

(kkk) Form of Non-Competition and Non-Solicitation Agreement (Signed by the following executive officers: David Hargreaves, Frank Bifulco, Deborah Thomas Slater, Barry Nagler and Martin Trueb and certain other employees of the Company.) (Incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the period ended October 1, 2006, File No. 1-6682.)

12. Statement re computation of ratios

21. Subsidiaries of the registrant

23. Consent of KPMG LLP

31.1 Certification of the Chief Executive Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934.

31.2 Certification of the Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934.

32.1 Certification of the Chief Executive Officer Pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934.

32.2 Certification of the Chief Financial Officer Pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934.

The Company agrees to furnish the Securities and Exchange Commission, upon request, a copy of each agreement with respect to long-term debt of the Company, the authorized principal amount of which does not exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Hasbro, Inc.:

Under date of February 27, 2007, we reported on the consolidated balance sheets of Hasbro, Inc. and subsidiaries as of December 31, 2006 and December 25, 2005, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the fiscal years in the three-year period ended December 31, 2006, which are included in the Form 10-K for the year ended December 31, 2006. Our report refers to a change in the accounting for pensions and other postretirement benefits other than pensions and a change in the accounting for share-based payments. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedule of Valuation and Qualifying Accounts in the Form 10-K. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

KPMG LLP

Providence, Rhode Island
February 27, 2007

HASBRO, INC. AND SUBSIDIARIES

Valuation and Qualifying Accounts and Reserves
Fiscal Years Ended in December
(Thousands of dollars)

	Balance at Beginning of Year	Provision Charged to Cost and Expenses(a)	Other Additions	Write-Offs and Other(b)	Balance at End of Year
Valuation accounts deducted from assets to which they apply — for doubtful accounts receivable:					
2006	$29,800	(1,020)	—	(1,080)	$27,700
2005	$37,000	582	—	(7,782)	$29,800
2004	$39,200	1,590	—	(3,790)	$37,000

(a) Based on an assessment of accounts receivable, the Company made an adjustment to reduce its allowance for doubtful accounts at December 31, 2006.

(b) Includes write-offs, recoveries of previous write-offs, and translation adjustments.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HASBRO, INC.
(Registrant)

By: /s/ Alfred J. Verrecchia

Alfred J. Verrecchia
President and Chief Executive Officer

Date: February 28, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Alan G. Hassenfeld Alan G. Hassenfeld	Chairman of the Board	February 28, 2007
/s/ Alfred J. Verrecchia Alfred J. Verrecchia	President, Chief Executive Officer and Director (Principal Executive Officer)	February 28, 2007
/s/ David D.R. Hargreaves David D.R. Hargreaves	Executive Vice President, Finance and Global Operations and Chief Financial Officer (Principal Financial and Accounting Officer)	February 28, 2007
/s/ Basil L. Anderson Basil L. Anderson	Director	February 28, 2007
/s/ Alan R. Batkin Alan R. Batkin	Director	February 28, 2007
/s/ Frank J. Biondi, Jr. Frank J. Biondi, Jr.	Director	February 28, 2007
/s/ John M. Connors, Jr. John M. Connors, Jr.	Director	February 28, 2007
/s/ Michael W.O. Garrett Michael W.O. Garrett	Director	February 28, 2007
/s/ E. Gordon Gee E. Gordon Gee	Director	February 28, 2007
/s/ Jack M. Greenberg Jack M. Greenberg	Director	February 28, 2007

Signature	Title	Date
/s/ Claudine B. Malone Claudine B. Malone	Director	February 28, 2007
/s/ Edward M. Philip Edward M. Philip	Director	February 28, 2007
/s/ Paula Stern Paula Stern	Director	February 28, 2007

Notes

Shareholder Information

Stock Exchange Information

The common stock of Hasbro, Inc. is listed on the New York Stock Exchange under the symbol HAS.

Annual Meeting

The annual meeting of shareholders will be held at 11:00 a.m. on Thursday, May 24, 2007 at:

Hasbro's Corporate Office
1027 Newport Avenue
Pawtucket, Rhode Island 02862-1059

Dividend Reinvestment and Cash Stock Purchase Program

Under this plan, Hasbro shareholders may reinvest their dividends or make optional cash payments towards the purchase of additional shares of common stock. Shareholders desiring information about this plan should contact the Transfer Agent and Registrar.

Transfer Agent and Registrar

Shareholders who wish to change the name or address on their record of stock ownership, report lost certificates, consolidate accounts or make other inquiries relating to stock certificates or the Dividend Reinvestment and Cash Stock Purchase Program should contact:

Computershare Trust Company, N.A.
c/o Computershare Investor Services
P.O. Box 43078
Providence, RI 02940-3078
Telephone Number: (781) 575-3400
or (800) 733-5001
Fax Number: (781) 575-3266

To access and manage your registered shareholder account online in a secure web environment through Investor Centre and consent to receive proxy materials, statements and tax documents electronically go to www.computershare.com.

Shareholders

As of February 28, 2007, there were approximately 9,400 shareholders of record of Hasbro's common stock.

Form 10-K

Hasbro's Annual Report on Form 10-K filed with the Securities and Exchange Commission provides certain additional information and is included herein. Shareholders may obtain an additional copy without charge by contacting the Investor Relations Department.

Investor Information

Securities analysts, investors and others who wish information about Hasbro are invited to contact:

Investor Relations
1027 Newport Avenue
P.O. Box 1059
Pawtucket, Rhode Island 02862-1059
(401) 431-8697
Internet Address: www.hasbro.com.

Hasbro Children's Fund

The Hasbro Children's Fund, the philanthropic arm of our global, national and local grant making, as well as our Gift of Play product donation program, has selected philanthropic partners which will enable us to make an even greater impact in helping those who are less fortunate. Through these newly formed relationships, as well as the hundreds of other organizations we help throughout the year, we are proud to report that in 2006 the Hasbro Children's Fund helped nearly six million children through charitable grants, product donations, and our Team Hasbro employee volunteer program.

Hasbro's Philanthropic Partners

© 2007 Hasbro, Inc. All Rights Reserved. Hasbro, Inc. is an Equal Opportunity/Affirmative Action Employer. The trademark and logos displayed herein are trademarks of Hasbro, its subsidiaries and others and are used with permission.


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Hasbro, Inc. 1027 Newport Avenue, Pawtucket, Rhode Island 02862-1059
www.hasbro.com

002CS-137